Filed by World Media and Entertainment Universal Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Black Spade Acquisition II Co

Commission File No.: 001-42258

BUSINESS COMBINATION AGREEMENT

by and among

BLACK SPADE ACQUISITION II CO,

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.,

and

WME MERGER SUB LIMITED

dated as of January 27, 2025

i

ANNEXES

Annex A – Form of Listing Articles

Annex B – Form of Shareholders Support and Lock-Up Agreement and Deed

Annex C – Form of Sponsor Support Agreement and Deed

Annex D – Form of Registration Rights Agreement

Annex E – Form of Assignment, Assumption and Amendment Agreement

Annex F – Form of Plan of Merger

Annex G – Sponsor Warrant Election Letter

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement (as it may be amended, restated or otherwise modified from time to time, this “Agreement”), dated as of January 27, 2025, is entered into by and among (i) Black Spade Acquisition II Co, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“BSII”), (ii) World Media and Entertainment Universal Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), and (iii) WME Merger Sub Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a direct wholly-owned Subsidiary of the Company (“Merger Sub”). BSII, the Company and Merger Sub are referred to herein collectively as the “Parties.”

RECITALS

WHEREAS, BSII is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, Merger Sub is a newly formed entity, and was formed for the purpose of consummating the transactions contemplated by this Agreement and the Ancillary Agreements (the “Transactions”);

WHEREAS, on the Closing Date (as defined below), immediately prior to the Merger Effective Time, the Company shall adopt the fourth amended and restated memorandum and articles of association in the form attached hereto as Annex A (with such changes as may be agreed in writing by BSII and the Company, the “Listing Articles”);

WHEREAS, on the terms and subject to the conditions of this Agreement, at the Merger Effective Time, Merger Sub shall be merged with and into BSII, whereupon the separate corporate existence of Merger Sub shall cease and BSII shall be the surviving company and continue its existence under the Companies Act (as revised) of the Cayman Islands (the “Cayman Islands Companies Act”) as a direct wholly-owned Subsidiary of the Company;

WHEREAS, the board of directors of BSII (the “BSII Board”) has unanimously (i) determined that it is fair to, advisable for and in the best interests of BSII and the BSII Shareholders (as defined below) to enter into this Agreement and the Ancillary Agreements to which BSII is a party and to consummate the Merger (as defined below) and the other Transactions, (ii) approved this Agreement and the Ancillary Agreements to which BSII is a party, the execution, delivery and performance of this Agreement and the Ancillary Agreements and the consummation of the Merger and the other Transactions, and (iii) determined to recommend to the BSII Shareholders the approval and adoption of this Agreement, the Plan of Merger, the other Ancillary Agreements to which BSII is a party, the Merger and the other Transactions;

WHEREAS, the respective boards of directors of the Company and Merger Sub (respectively, the “Company Board” and the “Merger Sub Board”) have unanimously (i) determined that it is fair to, advisable for and in the best interests of the Company and Merger Sub and their respective shareholders, as applicable, to enter into this Agreement, the Ancillary Agreements to which it is a party and to consummate the Merger and the other Transactions, and (ii) approved this Agreement and the Ancillary Agreements to which it is a party, the execution, delivery and performance of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the Merger and the other Transactions. The Company, as the sole shareholder of Merger Sub, has adopted a special resolution approving this Agreement, the Plan of Merger and the Transactions;

WHEREAS, prior to the Closing, BSII will provide an opportunity to its shareholders to have their issued and outstanding BSII Class A Ordinary Shares redeemed on the terms and subject to the conditions set forth in the Amended and Restated Memorandum and Articles of Association of BSII, adopted by special resolution dated August 13, 2024 and effective on August 13, 2024 (as may be amended, restated or otherwise modified from time to time, the “BSII Governing Document”), in connection with the Transactions;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as an inducement to BSII’s willingness to enter into this Agreement, all of the Company Shareholders have entered into a Shareholders Support and Lock-Up Agreement and Deed with BSII and the Company in the form attached as Annex B hereto (the “Shareholders Support Agreement”);

WHEREAS, prior to the Closing, the Company shall obtain the Company Shareholders’ Approval (as defined below);

WHEREAS, concurrently with the execution and delivery of this Agreement, BSII, the Company, the Sponsor (as defined below) and the other parties thereto have entered into a Sponsor Support Agreement and Deed in the form attached as Annex C hereto (the “Sponsor Support Agreement”);

WHEREAS, concurrently with the consummation of the Transactions, the Company, the Sponsor, the Company Shareholders, and other Holders (as defined therein) shall enter into a registration rights agreement in the form attached as Annex D hereto (the “Registration Rights Agreement”); and

WHEREAS, prior to the Closing, BSII, the Company and Continental Stock Transfer & Trust Company as warrant agent (in such capacity, the “Warrant Agent”) shall enter into an Assignment, Assumption and Amendment Agreement substantially in the form attached as Annex E hereto (the “Assignment, Assumption and Amendment Agreement”), pursuant to which, effective at the consummation of the Transactions, BSII assigns to the Company all of its rights, interests, and obligations in and under the Warrant Agreement (as defined below), which amends the Warrant Agreement to change all references to Warrants (as such term is defined therein) to Company Warrants (and all references to Class A ordinary shares (as such term is defined therein) underlying such warrants to Company Class A Ordinary Shares) and which causes each outstanding Company Warrant to represent the right to receive, from the Merger Effective Time, one whole Company Class A Ordinary Share.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, BSII, the Company and Merger Sub agree as follows:

Article 1
Certain Definitions

Section 1.01. Definitions. As used herein, the following terms shall have the following meanings:

“Acquisition Transaction” has the meaning given to such term in Section 9.11.

“Action” means any action, suit, investigation (including Tax audit), litigation, claim (including any crossclaim or counterclaim), assessment, arbitration, charge or proceeding (including any civil, criminal, administrative, arbitral, investigative or appellate proceeding), in each case, that is by or before any Governmental Authority.

“Adjustment Factor” means the quotient obtained from dividing (i) the Per Share Equity Value by (ii) the Reference Price.

“Affiliate” means, with respect to any specified Person, any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Affiliated Group” means a group of Persons that elects, is required to, or otherwise files a Tax Return or pays a Tax as an affiliated group, consolidated group, combined group, unitary group, or other group recognized by Applicable Law in respect of Tax.

“Agreement” has the meaning given to such term in the preamble hereto.

“AMTD Digital” means AMTD Digital Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands.

“AMTD” means AMTD Group Inc. and its Affiliates, excluding the Company and its Subsidiaries.

“AMTD Group Inc.” means AMTD Group Inc., a business company incorporated with limited liability under the laws of the British Virgin Islands.

“AMTD Intellectual Property” means all Intellectual Property that is owned or licensable by AMTD that are used or have been used by the Company or its Subsidiaries prior to the Closing Date or are otherwise relevant to the business of the Company and its Subsidiaries.

“AMTD-Company Intellectual Property License” means the intellectual property license agreement entered into between AMTD Group Inc. and the Company dated January 27, 2025.

“Ancillary Agreements” means the Plan of Merger, the Shareholders Support Agreement, the Sponsor Support Agreement, the Registration Rights Agreement, the Assignment, Assumption and Amendment Agreement, and the other agreements, instruments and documents expressly contemplated hereby.

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act or any rules or regulations thereunder, the UK Bribery Act, any legislation implementing the Organization for Economic Cooperation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and all other Applicable Laws regarding anti-corruption and bribery or illegal payments or gratuities.

“Anti-Money Laundering Laws” has the meaning given to such term in Section 5.24(h).

“Antitrust Laws” means any federal, state, provincial, territorial and foreign statutes, rules, regulations, Governmental Orders and other Applicable Laws that are designed or intended to prohibit, restrict or regulate foreign investment or actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Applicable Law” means, with respect to any Person, any transnational, domestic or foreign federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree or ruling enacted, adopted, promulgated or applied by a Governmental Authority that is legally binding upon or applicable to such Person.

“Assignment, Assumption and Amendment Agreement” has the meaning given to such term in the recitals hereto.

“BSII” has the meaning given to such term in the preamble hereto.

“BSII Board” has the meaning given to such term in the recitals hereto.

“BSII Board Recommendation” has the meaning given to such term in Section 6.02(c).

“BSII Class A Ordinary Shares” means the Class A ordinary shares of BSII, par value $0.0001 per share.

“BSII Class B Ordinary Shares” means the Class B ordinary shares of BSII, par value $0.0001 per share.

“BSII Disclosure Schedule” means the confidential disclosure schedule delivered by BSII to the Company concurrently with the execution and delivery of this Agreement.

“BSII Dissenting Shareholders” has the meaning given to such term in Section 4.02(a).

“BSII Dissenting Shares” has the meaning given to such term in Section 4.02(a).

“BSII Excluded Shares” has the meaning given to such term in Section 3.06(b)(ii).

“BSII Extraordinary General Meeting” has the meaning given to such term in  Section 9.05(a).

“BSII Governing Document” has the meaning given to such term in the recitals hereto.

“BSII Material Adverse Effect” means any effect, development, event, occurrence, fact, condition, circumstance or change that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the ability of BSII to timely consummate the Closing (including the Merger) on the terms set forth herein or to perform its agreements or covenants hereunder.

“BSII Material Contract” has the meaning given to such term in Section 6.14.

“BSII Ordinary Shares” means the BSII Class A Ordinary Shares and the BSII Class B Ordinary Shares.

“BSII Private Warrant” means each warrant to purchase one BSII Class A Ordinary Share originally issued to the Sponsor.

“BSII Public Warrant” means each warrant to purchase one BSII Class A Ordinary Share that was included in the BSII Units.

“BSII Redeeming Share” means each BSII Class A Ordinary Share in respect of which the applicable holder thereof has validly exercised his, her or its BSII Shareholder Redemption Right (and not waived, withdrawn or otherwise lost such rights).

“BSII Securityholders” has the meaning given to such term in Section 4.03(a).

“BSII Share Redemption” means the election of an eligible (as determined in accordance with the BSII Governing Document) Pre-Closing BSII Holder to exercise its BSII Shareholder Redemption Right in connection with the consummation of the Transactions.

“BSII Shareholder Approval” means the approval of the Transaction Proposals (other than the Transaction Proposal contemplated by clause (v) of the definition thereof), in each case, by the requisite number of votes cast by the holders of BSII Ordinary Shares at the BSII Extraordinary General Meeting, in accordance with the Proxy Statement, the BSII Governing Document and Applicable Law.

“BSII Shareholder Redemption Amount” means the aggregate amount payable with respect to the exercise of BSII Shareholder Redemption Rights.

“BSII Shareholder Redemption Right” means the right of the holders of BSII Class A Ordinary Shares to redeem all or a portion of their BSII Class A Ordinary Shares as set forth in the BSII Governing Document.

“BSII Shareholders” means the holders of issued and outstanding BSII Ordinary Shares.

“BSII Units” means the units issued in BSII’s initial public offering (whether purchased in such offering or thereafter in the public market), each consisting of one BSII Class A Ordinary Share and one-half of a BSII Public Warrant.

“BSII Warrants” means the BSII Private Warrants and the BSII Public Warrants.

“Business Combination” has the meaning given to such term in the BSII Governing Document.

“Business Day” means a day other than a Saturday, Sunday or another day on which commercial banks in the Cayman Islands, Hong Kong or New York are authorized or required by Applicable Law to close.

“Cayman Islands Companies Act” has the meaning given to such term in the recitals hereto.

“Cayman Islands Registrar of Companies” means the Registrar of Companies of the Cayman Islands under the Cayman Islands Companies Act.

“Closing” has the meaning given to such term in Section 3.03.

“Closing Date” has the meaning given to such term in Section 3.03.

“Closing Press Release” has the meaning given to such term in Section 9.09.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning given to such term in the preamble hereto.

“Company Audited Financial Statements” has the meaning given to such term in Section 5.07(a).

“Company Benefit Plan” has the meaning given to such term in Section 5.15(a).

“Company Board” has the meaning given to such term in the recitals hereto.

“Company Class A Ordinary Shares” means the Class A ordinary shares of the Company, par value $0.0001 per share, having the rights and privileges as set forth in the Listing Articles.

“Company Class B Ordinary Shares” means the Class B ordinary shares of the Company, par value $0.0001 per share, having the rights and privileges as set forth in the Listing Articles.

“Company Disclosure Schedule” means the confidential disclosure schedule delivered by the Company to BSII concurrently with the execution and delivery of this Agreement.

“Company Earnout Shares” has the meaning given to such term in Section 4.05.

“Company Equity Incentive Plan” has the meaning given to such term in Section 9.10.

“Company Exchange Securities” means the Company Exchange Shares and/or the Company Exchange Warrants, as applicable.

“Company Exchange Shares” has the meaning given to such term in Section 3.06(b)(i).

“Company Exchange Warrants” has the meaning given to such term in Section 3.06(c)

“Company Financial Statements” has the meaning given to such term in Section 5.07(a).

“Company IT Systems” means any and all computers, hardware, Software, servers, workstations, routers, hubs, switches, circuits, racks, PCs, laptops, terminals, networking or data communications lines and all other information technology equipment, including all documentation related to the foregoing, owned, licensed, leased, or otherwise used by or on behalf of the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any effect, development, event, occurrence, fact, condition, circumstance or change that, individually or in the aggregate, (x) has had, or would reasonably be expected to have, a material adverse effect on the business, results of operations, financial condition, assets or liabilities of the Company and its Subsidiaries taken as a whole, or (y) does or would reasonably be expected to prevent any of the Company or Merger Sub from timely consummating the Closing on the terms set forth herein or to perform their agreements or covenants hereunder; provided, however, that, in the case of the foregoing clause (x) only, no effect, development, event, occurrence, fact, condition, circumstances or change, to the extent resulting from any of the following, either individually or in the aggregate, shall be deemed to constitute, or be taken into account in determining whether a “Company Material Adverse Effect” has occurred or would reasonably be expected to occur: (i) any change in Applicable Law or IFRS, or regulatory policies or interpretations thereof; (ii) any change in interest rates or economic, financial or market conditions generally; (iii) the announcement or the execution of this Agreement, the pendency or consummation of the Merger or the performance of this Agreement (or the obligations hereunder), including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement, execution, pendency, consummation or performance) on the Company’s and its Subsidiaries’ relationships, contractual or otherwise, with third parties; provided that this clause (iii) shall not prevent a determination that a breach of any representation and warranty set forth herein which addresses the consequences of the execution and performance of this Agreement or the consummation of the Merger has resulted in or contributed to, or would reasonably be expected to result in or contribute to, a Company Material Adverse Effect; (iv) any change generally affecting any of the industries or markets in which the Company or any of its Subsidiaries operates; (v) any acts of war, sabotage, civil unrest or terrorism, changes in global, national, regional, state or local political or social conditions, earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster or act of God, any epidemic or pandemic (including the COVID-19 Pandemic) and any other force majeure event (natural or man-made), or any worsening of any of the foregoing; (vi) the compliance with the express terms of this Agreement, including any action required to be taken, or required not to be taken, pursuant to the terms of this Agreement or otherwise taken at the specific prior written request of BSII or omitted to be taken to the extent wholly attributable to BSII unreasonably withholding its consent pursuant to Section 7.01; (vii) in and of itself, the failure of the Company and their Subsidiaries, taken as a whole, to meet any projections, forecasts or budgets or estimates of revenues, earnings or other financial metrics for any period; provided that this clause (vii) shall not prevent a determination that any change or effect underlying such failure to meet projections, forecasts or budgets has resulted in or contributed to, or would reasonably be expected to result in or contribute to, a Company Material Adverse Effect, or (viii) any matter set forth in the Company Disclosure Schedule which matter is reasonably apparent on its face as constituting a Company Material Adverse Effect (disregarding this clause (viii)); except in the case of clauses (i), (ii) and (iv), to the extent that any such effect, development, event, occurrence, fact, condition, circumstance or change has a disproportionate and adverse effect on the business, assets, results of operations or condition of the Company and its Subsidiaries, taken as a whole, relative to other similarly situated participants in the industry in which the Company and its Subsidiaries operate, but only to the extent of the incremental disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to such similarly situated participants.

“Company Ordinary Shares” means the ordinary shares in the capital of the Company.

“Company Permits” has the meaning given to such term in Section 5.11(b).

“Company PII” means any and all Personally Identifiable Information that is processed by or on behalf of the Company or its Subsidiaries in connection with the development, marketing, delivery, servicing, use or other exploitation of the Company’s or its Subsidiaries’ products, services or operations.

“Company Privacy Policies” means all current and, to the extent applicable, prior public or internal policies, procedures and representations of the Company or its Subsidiaries to the extent relating to data security or the Processing of Personally Identifiable Information, including the Data Protection Program.

“Company Pro Forma Financial Statements” means (i) the auditor-reviewed, unaudited pro forma consolidated balance sheets as of June 30, 2024 and (ii) the auditor-reviewed, unaudited pro forma consolidated statements of profit or loss and other comprehensive income for the fiscal year ended December 31, 2023 and the six-month period ended June 30, 2024, in each case of the Company and its Subsidiaries and as adjusted to give effect to the Transactions.

“Company Shareholders” means the holders of issued and outstanding shares in the share capital of the Company.

“Company Shareholders’ Approval” means, collectively, (i) the approval of the actions described in Section 2.02(a) through Section 2.02(b), in each case by the requisite number of votes cast by the Company Shareholders pursuant to the terms and subject to the conditions of the Company’s Governing Documents and Application Law, (ii) the approval of the Recapitalization by the requisite number of votes cast by the holders of Pre-Recapitalization Company Shares pursuant to the terms and subject to the conditions of the Company’s Governing Documents and Application Law, and (iii) the approval of this Agreement, the Ancillary Agreements and the Transactions (including the Merger) by the requisite number of votes cast by the Company Shareholders pursuant to the terms and subject to the conditions of the Company’s Governing Documents and Applicable Law.

“Company Unaudited Financial Statements” has the meaning given to such term in Section 5.07(a).

“Company Waiving Parties” has the meaning given to such term in Section 12.17.

“Company Warrants” means each warrant to purchase one Company Class A Ordinary Share.

“Company Warrant Shares” means each Company Class A Ordinary Share to be issued by the Company pursuant to the exercise of a Company Warrant.

“Completion 8-K” has the meaning given to such term in Section 9.09.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of September 19, 2024, by and between BSII and World Media and Entertainment Group, a wholly owned Subsidiary of the Company.

“Confirmatory Transfer Agreement” means the confirmatory transfer of global digital platform agreement entered into between Les Editions Jalou and AMTD Group Inc. dated January 26, 2025.

“Contracts” means any contract, agreement, subcontract, lease, sublease, license, sublicense, conditional sales contract, purchase or service order, indenture, note, bond, loan, understanding, undertaking, commitment or other arrangement or instrument, including any exhibits, annexes, appendices and attachments thereto and any amendments, statements of work, modifications, supplements, extensions or renewals thereto, whether written or oral.

“COVID-19 Pandemic” means the novel coronavirus (SARS-CoV-2 or COVID-19), and any evolutions, mutations or variations thereof or any other related or associated public health emergency, epidemics, pandemics or disease outbreaks occurring on and prior to the Closing Date.

“Data Protection Program” has the meaning given to such term in Section 5.14(a).

“Damages” means all fines, losses, damages, liabilities, penalties, judgments settlements, assessments and other reasonable costs and expenses (including reasonable legal, attorneys’ and other experts’ fees).

“Earnout Period” has the meaning given to such term in Section 4.05.

“Effectiveness Deadline” means (i) June 10, 2025, or (ii) if so agreed in writing by BSII and the Company (such agreement not to be unreasonably withheld), August 27, 2025.

“Eligible BSII Shareholder” means the holder of any Eligible BSII Share.

“Eligible BSII Shares” means the BSII Class A Ordinary Shares and BSII Class B Ordinary Shares that are issued and outstanding immediately prior to the Merger Effective Time (other than the BSII Excluded Shares, BSII Redeeming Shares or BSII Dissenting Shares), including for the avoidance of doubt the BSII Class A Ordinary Shares held as a result of the Unit Separation.

“Eligible Coffee Shop” has the meaning given to such term in Section 4.05.

“Employment Laws” has the meaning given to such term in Section 5.16(b).

“Environmental Laws” means any Applicable Laws relating to pollution or the protection of the environment, including those related to the use, generation, treatment, storage, handling, emission, transportation, disposal or Release of Hazardous Materials, each as in effect on and as interpreted as of the date of this Agreement.

“Equity Security” means (i) any share capital, partnership interest, membership interest or unit, capital stock, equity interest, voting security or other ownership interest, (ii) any other interest or participation (including phantom units or interests) that confers on a Person the right to receive a unit of the profits and losses of, or distribution of assets of, the issuing entity (including any “profits interests”), (iii) any subscription, call, warrant, option, restricted share, restricted stock unit, stock appreciation right, performance unit, incentive unit or other commitment of any kind or character relating to, or entitling any Person to purchase or otherwise acquire, any of the foregoing and (iv) any security convertible into or exercisable or exchangeable for any of the foregoing.

“Equity Value” means $488,000,000.

“Exchange Act” has the meaning given to such term in Section 6.08(a).

“Exchange Agent” has the meaning given to such term in Section 4.03(a).

“GAAP” means United States generally accepted accounting principles as in effect from time to time.

“Global Digital Platform” means the global digital platform which hosts and stores content, including historical content and publications from L’Officiel publications globally, and provides access to the Company, licensed publishers and distributors of the Company (if any) and the Company’s relevant Subsidiaries to share their respective content and to generate a local responsive website with a unique layout and backend common to all countries that is currently used in the L’Officiel business of the relevant Subsidiaries.

“Global Digital Platform Assets” means the digital content contributed by the Company’s relevant Subsidiaries and the relevant Company’s Subsidiaries’ licensed publishers and distributors or otherwise stored in the Global Digital Platform.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs, including but not limited to, as applicable, the constitution, the memorandum of association, articles of association, certificates of incorporation, by-laws, material intercompany operating agreements, registration statements and equivalent organizational documents, each as amended, supplemented and/or restated to date.

“Government Official” means any public or elected official or officer, employee (regardless of rank), or Person acting on behalf of a national, provincial, or local government, including a department, agency, instrumentality, state-owned or state-controlled company, public international organization (such as the United Nations or World Bank), or non-U.S. political party, non-U.S. party official or any candidate for political office. Officers, employees (regardless of rank), or Persons acting on behalf of an entity that is financed in large measure through public appropriations, is widely perceived to be performing government functions, or has its key officers and directors appointed by a government should also be considered “Government Officials.”

“Governmental Authority” means any supra-national, federal, regional, state, provincial, municipal, local or foreign government, governmental authority, taxing, regulatory or administrative agency, governmental commission, department, agency or instrumentality, court or tribunal, including any political subdivision thereof and any entity or enterprise owned or controlled thereby, any Qualified Stock Exchange or any self-regulatory organization or arbitral body (public or private), or any public international organization.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, issued, promulgated, made or entered by or with any Governmental Authority.

“Hazardous Material” means material, substance or waste that is listed, regulated, or otherwise defined as “hazardous,” “toxic,” or “radioactive,” (or words of similar intent or meaning) under applicable Environmental Law, including but not limited to petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, flammable or explosive substances, or pesticides.

“IFRS” means the International Financial Reporting Standards as promulgated by the International Accounting Standards Board.

“Indebtedness” means any (i) indebtedness, whether or not contingent, for borrowed money, or (ii) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security or similar instrument.

“Intellectual Property” means any and all intellectual property rights and similar proprietary rights in any jurisdiction throughout the world, whether registered or unregistered, including such rights in any and all of the following: (i) statutory invention registrations, patents and patent applications (together with any and all re-issuances, continuations, continuations-in-part, divisionals, revisions, provisionals, renewals, extensions and reexaminations of any of the foregoing) and all improvements to the inventions disclosed in each such patent or patent application, (ii) trademarks, service marks, trade dress, trade names, service names, brand names, certifications, corporate names, logos, social media identifiers and any and all other indications of origin, including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith (collectively, “Trademarks”), (iii) designs, copyrights, and all applications and registrations therefor, works of authorship, mask work rights and any and all renewals, extensions, reversions, restorations, derivative works and moral rights in connection with the foregoing, now or hereafter provided by Applicable Law, whether or not published and regardless of the medium of fixation or means of expression, (iv) Internet domain names and social media identifiers and accounts, (v) trade secrets, proprietary know-how (including inventions, discoveries, improvements, processes, market information, trade secrets, techniques, specifications, technical information, methods, tests, reports, component lists, manuals, instructions, drawings and information relating to customers and suppliers), confidential and proprietary information, including processes, data, inventions, technical data, algorithms, formulae, procedures, protocols, techniques, results of experimentation and testing, and business information (including financial and marketing plans, customer and supplier lists, and pricing and cost information), (vi) rights to publicity and privacy, (vii) Software, (viii) databases and data collections, (ix) industrial designs, (x) all registrations and applications (whether provisional, pending or final) to register, and renewals of any of the foregoing, and all common law rights thereto, and (xi) all rights to sue, bring, make, oppose, defend, appeal proceedings, claims or actions and obtain relief, recover and retain damages and costs and attorneys’ fees for past, present and future infringement, misappropriation or other violation of any of the foregoing (including passing off and unfair competition), and all rights to claim priority in such rights, and all rights to apply for and be granted any extensions, renewals, or amendments of or to such rights.

“Interim Period” has the meaning given to such term in Section 7.01.

“Labor Contract” has the meaning given to such term in Section 5.12(a)(iii).

“Leakage” means, without duplication, to the extent paid or incurred after the date hereof and prior to the Closing Date, in each case, other than Permitted Leakage: (i) any dividend (whether in the form of cash or other property) or distribution declared, made or paid, by the Company or any Subsidiary of the Company to any Related Party; (ii) any repurchase or redemption of any Equity Securities of the Company or any Subsidiary of the Company, other than any such repurchase or redemption by any Subsidiary of the Company of any Equity Securities owned by the Company or any of its Subsidiaries; (iii) any waiver or release (A) in favor of any Related Party of any sum or obligation owing by any such Related Party to the Company or any of its Subsidiaries or (B) of any claims or rights of the Company or any of its Subsidiaries against any such Related Party, in each case, other than as expressly contemplated by this Agreement; (iv) any payments of any nature made to (or assets transferred to) any Related Party by the Company or any of its Subsidiaries; (v) any liabilities assumed or incurred for the benefit of any Related Party by the Company or any of its Subsidiaries, other than as expressly contemplated by this Agreement; (vi) the creation of any Lien over any asset of the Company or any of its Subsidiaries for the benefit of any Related Party (not including any benefit arising by virtue of the Related Party’s Equity Securities in the Company); (vii) any discharge or waiver by the Company or any of its Subsidiaries of any liability or obligation of any Related Party; (viii) any agreement or arrangement made or entered into by the Company or any of its Subsidiaries to do or give effect to any matter referred to in clause (i) through clause (vii) above; or (ix) any Tax which is payable by the Company or any of its Subsidiaries as a result of any of clause (i) through clause (viii) above.

“Leased Real Property” means all real property and interests in real property leased, subleased or otherwise occupied or used but not owned by the Company or any of its Subsidiaries.

“LEJ” means JMG Jalou Media Group, a/k/a Les Editions Jalou or LEJ, a French limited responsibility company (Société à responsabilité limitée), registered under the French Company Registry under the SIREN code 331532176, with its registered o office at 27-29 Rue de Bassano 75008 Paris, France.

“Letter of Support” means the Letter of Support, dated the date hereof and effective as of the Closing Date, duly executed and delivered by AMTD Digital to the Company.

“Licensed Intellectual Property” means any and all Intellectual Property owned by a third party and licensed or sublicensed (or purported to be licensed or sublicensed) to either the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries has obtained a covenant not to be sued.

“Lien” means, with respect to any property or asset, any mortgage, charge, deed of trust, pledge, hypothecation, encumbrance, real property license, security interest, covenant not to sue, option, right of first refusal, right of first offer, claim, restriction or other lien or similar adverse claim of any kind in respect of such property or asset.

“Listing Articles” has the meaning given to such term in the recitals hereto.

“L’Officiel Publishing Group Inc.” means L’Officiel Publishing Group Inc., a company incorporated with limited liability in the United States of America.

“Merger” has the meaning given to such term in Section 3.01(a).

“Merger Effective Time” has the meaning given to such term in Section 3.03.

“Merger Sub” has the meaning given to such term in the preamble hereto.

“Merger Sub Board” has the meaning given to such term in the recitals hereto.

“Merger Surviving Company” has the meaning given to such term in Section 3.01(b).

“Nasdaq” means The Nasdaq Stock Market (including the Capital Market, Global Market and/or the Global Select Market).

“Non-Public Eligible BSII Shareholder” means each Eligible BSII Shareholder that is the Sponsor or an Affiliate of the Sponsor.

“NYSE” means the New York Stock Exchange.

“Offer Documents” has the meaning given to such term in Section 9.04(c).

“Open Source Software” means any and all Software that is distributed as “free” Software, “open source” Software, “copyleft” Software or via similar licensing or distribution models that, in each case, require as a condition of use, modification or distribution (including under an ASP or “software as a service” model) of such Software that other Software using, incorporating, linking, integrating or distributing or bundling with such Software be (a) disclosed or distributed in source code form, (b) licensed for the purpose of making derivative works, (c) licensed under terms that allow reverse engineering, reverse assembly or disassembly or any kind or (d) redistributable at no charge. “Open Source Software” includes Software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (A) the Apache Software Foundation License, (B) the GNU General Public License (GPL) or GNU Lesser General Public License (LGPL), (C) the Artistic License (e.g., PERL), (D) the Mozilla Public License, (E) the Netscape Public License, (F) the Sun Community Source License (SCSL), (G) the Sun Industry Standards License (SISL), (H) the Affero General Public License (AGPL), (I) the Common Development and Distribution License (CDDL) or (J) any license or distribution agreements or arrangements now listed as “open source” licenses on www.opensource.org or any successor website thereof or in the “Free Software Directory” maintained by the Free Software Foundation on http://directory.fsf.org/ or any successor website thereof.

“ordinary course of business” with respect to any Person means, at any given time, the ordinary and usual course of operations of the business thereof, consistent with past practice, subject to any reasonable changes required to address any then current facts and circumstances (including requirements to comply with Applicable Law).

“Owned Intellectual Property” means any and all Intellectual Property owned (or purported to be owned) by the Company or any of its Subsidiaries.

“Owned Real Property” has the meaning given to such term in Section 5.19(a).

“Parties” has the meaning given to such term in the preamble hereto.

“Payor” has the meaning given to such term in Section 4.04(b).

“PCAOB” means the U.S. Public Company Accounting Oversight Board.

“Permits” means all permits, licenses, certificates of authority, authorizations, approvals, registrations, clearances, orders, variances, exceptions or exemptions and other similar consents issued by or obtained from a Governmental Authority.

“Permitted Leakage” means (i) any repurchase or redemption of any Equity Securities of the Company or any of its Subsidiaries by the Company or any of its Subsidiaries, as applicable, held by an employee of the Company or its Subsidiaries in the ordinary course of business in connection with the termination of employment of such employee of the Company or its Subsidiaries, (ii) any payment by the Company or any of its Subsidiaries to (or on behalf of, or for the benefit of) any Related Party in respect of salary, bonus or other ordinary course compensation, director or manager fees, reimbursement or advancement of expenses, indemnification or other benefits due to such individual in their capacity as an employee, independent contractor or director of the Company or any of its Subsidiaries, together with any employer-paid portion of any employment or payroll Taxes related thereto, in each case, in the ordinary course of business or as required by the terms of the Company Benefit Plans in effect on the date hereof and as made available to BSII, (iii) any payments made by the Company or any of its Subsidiaries to a Related Party pursuant to any of the transactions set forth on Section 1.01(a) of the Company Disclosure Schedule, and (iv) any Tax payable by the Company or any of its Subsidiaries as a result of any of clauses (i) through (iii) above.

“Permitted Liens” means (i) Liens that arise in the ordinary course of business and which are not yet due and payable or which are being contested in good faith through appropriate Actions, (ii) Liens incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other mandatory social security legislation, (iii) Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate Actions and with respect to which adequate reserves have been made in accordance with GAAP, (iv) Liens on real property (including zoning, building, or other similar restrictions, variances, encumbrances, easements, covenants, rights of way and similar restrictions of record and irregularities in title) that do not, individually or in the aggregate, materially interfere with the ownership, operation, value, or present uses of such real property, (v) statutory, common law and contractual Liens of landlords with respect to leased real property and the rights of lessors under any leases; (vi) purchase money Liens and Liens securing rental payments in connection with capital lease obligations of the Company; (vii) non-exclusive licenses of Intellectual Property granted in the ordinary course of business, and (viii) Liens described on Section 1.01(b) of the Company Disclosure Schedule.

“Per Share Equity Value” means (i) the Equity Value divided by (ii) the aggregate number of Pre-Recapitalization Company Ordinary Shares.

“Person” means any individual, firm, corporation, company, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Personally Identifiable Information” means any and all (i) information relating to an individual that either contains data elements that identify the individual or that can be used, directly or indirectly, to identify, contact or locate the individual, (ii) information that enables a person to contact the individual (such as information contained in a cookie or electronic device fingerprint) (iii) “personal data,” “personal information,” “nonpublic personal information” or any similar term as defined under any Applicable Law and (iv) other information, the Processing of which is regulated by an Applicable Law in relation to data protection or data privacy. Personally Identifiable Information includes (A) personal identifiers, such as name, address, telephone number, Social Security Number, date of birth, driver’s license number, identification number issued by a Governmental Authority, Taxpayer Identification Number and passport number, (B) online identifiers, e-mail addresses social media handles, Internet or Software-based usernames, Internet protocol addresses, cookie identifiers, device identifiers, (C) financial information, including credit or debit card numbers, account numbers, access codes, consumer report information and insurance policy numbers, (D) demographic information, including information relating to an individual’s race, gender, age, ethnicity, religion or philosophy, political affiliation or sexual orientation, (E) biometric data, such as fingerprint, retina or iris image, voice print or other unique physical representation or characteristic and (F) geolocation information.

“PFIC” has the meaning given to such term in Section 5.17(l).

“Plan of Merger” has the meaning given to such term in Section 3.01(a).

“Pre-Closing BSII Holders” means the Members (as defined in the BSII Governing Document) of BSII at any time prior to the Merger Effective Time.

“Pre-Recapitalization Company Ordinary Shares” means the Company Ordinary Shares issued and outstanding as of immediately prior to the Recapitalization.

“Pre-Recapitalization Company Preferred Shares” means the non-voting redeemable preferred shares of the Company issued and outstanding as of immediately prior to the Recapitalization.

“Pre-Recapitalization Company Shares” means the Pre-Recapitalization Company Ordinary Shares and the Pre-Recapitalization Company Preferred Shares.

“Privacy Requirements” means any and all (i) Company Privacy Policies, (ii) obligations of the Company under Contracts involving the Processing of Personally Identifiable Information, (iii)  Applicable Laws that apply to the security, privacy or Processing of Personally Identifiable Information, (iv) industry self-regulatory principles applicable to the protection or Processing of Personally Identifiable Information to which the Company or any of its Subsidiaries purport to adhere and (v) binding guidance issued by any Governmental Authority that pertains to any Applicable Law or principles outlined in the foregoing clauses (iii) or (iv).

“Process” or “Processing” means, with respect to any data or Personally Identifiable Information, the collection, recording, use, processing, storage, organization, modification, transfer, sale, retrieval, access, disclosure, deletion, dissemination or combination of such data or Personally Identifiable Information.

“Prospectus” has the meaning given to such term in Section 7.03.

“Proxy Statement” has the meaning given to such term in Section 9.04(a).

“Public Eligible BSII Shareholder” means each Eligible BSII Shareholder that is not a Non-Public Eligible BSII Shareholder.

“Qualified Stock Exchange” means Nasdaq or (if notified by the Company to BSII in accordance with Section 9.13) the NYSE, as applicable.

“Recapitalization” has the meaning given to such term in Section 2.03.

“Re-designation” has the meaning given to such term in Section 2.02.

“Reference Price” means $10.

“Registered Intellectual Property” has the meaning given to such term in Section 5.13(a).

“Registration Rights Agreement” has the meaning given to such term in the recitals hereto.

“Registration Statement” means the Registration Statement on Form F-4, or other appropriate form determined by the Parties, including any pre-effective and post-effective amendments and supplements thereto, to be filed with the SEC by the Company under the Securities Act with respect to (i) the issuance of the Company Exchange Shares, the Company Exchange Warrants and the other securities of the Company, in each case pursuant to this Agreement, (ii) the issuance of all Company Warrant Shares, and (iii) the resale of all Company Exchange Shares, Company Exchange Warrants and Company Warrant Shares held or to be held by the Non-Public Eligible BSII Shareholders.

“Related Party” has the meaning given to such term in Section 5.21.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, dumping, leaching or migration of any Hazardous Material into or through the indoor or outdoor environment.

“Representatives” means, collectively, with respect to any Person, such Person’s officers, directors, Affiliates, employees, agents or advisors, including any investment banker, broker, attorney, accountant, consultant or other authorized representative of such Person.

“Sanctions” has the meaning given to such term in Section 5.24(g).

“Sanctioned Territories” has the meaning given to such term in Section 5.24(e).

“SEC” means the U.S. Securities and Exchange Commission.

“SEC Documents” has the meaning given to such term in Section 6.08(a).

“Securities Act” means the Securities Act of 1933, as amended.

“Security Incident” means any incident involving (i) information security breaches, intrusions, interruptions, breakdowns or failures of the Company IT Systems or (ii) unauthorized access, use, theft, extraction, Processing, transfer, modification, loss, disclosure, corruption, destruction, encryption or other compromise of Company PII or other data held, in whatever form, by or on behalf of the Company or its Subsidiaries, including where the unauthorized event results from the use of any malicious code (including without limitation viruses, Trojan horses, worms, malware, ransomware, bombs, backdoors, clocks, timers or similar harmful or hidden programs or other disabling device or malicious code, design or routine), social engineering, unauthorized access to physical premises, loss of devices, disclosure of passwords or otherwise.

“Service Provider” means, as of any relevant time, any director, officer, employee or individual independent contractor of the Company or any of its Subsidiaries.

“Share Consolidation/Split” has the meaning given to such term in Section 2.03.

“Shareholders Support Agreement” has the meaning given to such term in the recitals hereto.

“Significant Contract” has the meaning given to such term in Section 5.12(a).

“Software” means any and all (i) computer, mobile, or device software, programs, systems, applications and code, including any software implementations of algorithms, models and methodologies and any source code, object code, firmware, middleware, APIs, development and design tools, applets, compilers, assemblers, interfaces, engines, utilities and scripts, (ii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, and (iii) error corrections, updates, modifications, enhancements, documentation, other works of authorship and media, including user manuals and training materials, relating to or embodying any of the foregoing or on which any of the foregoing is recorded.

“Sponsor” means Black Spade Sponsor LLC II, a limited liability company registered under the laws of the Cayman Islands.

“Sponsor Support Agreement” has the meaning given to such term in the recitals hereto.

“Sponsor Warrant Election Letter” means the election letter, substantially in the form attached hereto as Annex G, to be signed and delivered by the Sponsor to the Company on Closing.

“Subsidiary” means, with respect to a specified Person, a corporation or other entity (i) of which more than 50% of the voting power of the Equity Securities is owned, directly or indirectly, or held through contractual arrangement, by such specified Person or (ii) with respect to which such specified Person controls the management.

“Surviving Provisions” has the meaning given to such term in Section 11.02.

“Tax” means all federal, state, local, or foreign taxes, fees or levies imposed by a Governmental Authority (including income, profits, franchise, alternative minimum, gross receipts, sales, use, customs duties, value added, ad valorem, escheat, transfer, real property, personal property, stamp, capital stock, excise, premium, social security, payroll, occupation, employment, unemployment, severance, disability, registration, license, withholding and estimated tax), and any interest, penalty, or addition with respect thereto.

“Tax Return” means any return, report, schedule, form, statement, declaration, or document (including any refund claim, information statement, or amendment) filed or required to be filed with or submitted to a Governmental Authority in connection with the determination, assessment, collection or payment of any Tax.

“Terminating BSII Breach” has the meaning given to such term in Section 11.01(e).

“Terminating Company Breach” has the meaning given to such term in Section 11.01(d).

“Top Customers” means the 5 most significant customers of the Company, together with its Subsidiaries, as measured by total amount of revenue generated to the Company and its Subsidiaries for the 12-month period ended December 31, 2023 and for the 6-month period ended June 30, 2024.

“Top Vendors” means the 5 most significant vendors of the Company, together with its Subsidiaries, as measured by amounts paid by the Company and its Subsidiaries for the 12-month period ended December 31, 2023 and for the 6-month period ended June 30, 2024.

“Trademarks” has the meaning given to such term in the definition of “Intellectual Property.”

“Transaction Bonus Payment” has the meaning given to such term in Section 4.06(a).

“Transaction Proposals” has the meaning given to such term in Section 9.05(a).

“Transactions” has the meaning given to such term in the recitals hereto.

“Transfer Taxes” has the meaning given to such term in Section 9.03(b).

“Treasury Regulations” means the temporary and final regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“Trust Account” means the account established by BSII for the benefit of its public shareholders pursuant to the Trust Agreement.

“Trust Agreement” means the Investment Management Trust Agreement, dated as of August 27, 2024, by and between BSII and the Trustee.

“Trustee” means Continental Stock Transfer & Trust Company, a New York corporation.

“Unit Separation” has the meaning given to such term in Section 3.06(a).

“VWAP” means, for any security on a relevant date, the daily dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time (or such later time after 4:00:00 p.m. as the securities are traded on such securities exchange or securities market), as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the daily dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time (or such later time after 4:00:00 p.m. as the securities are traded on such securities exchange or securities market), as reported by Bloomberg, or, if no daily dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value per share on such date(s) as reasonably determined by the Company and BSII.

“Warrant Agent” has the meaning given to such term in the recitals hereto.

“Warrant Agreement” means the Warrant Agreement, dated as of August 27, 2024, by and between BSII and the Warrant Agent.

Section 1.02. Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender and neuter form, (ii) words using the singular or plural form also include the plural or singular form, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto,” “herewith,” “hereunder” and derivative or similar words refer to this entire Agreement (including the Annexes and Appendices hereto) and not to any particular provision of this Agreement, (iv) the terms “Article,” “Section” and “Annex” refer to the specified Article, Section or Annex of or to this Agreement unless otherwise specified, (v) whenever any other word derived from a defined term shall be used in this Agreement, such derived word shall have the meaning correlative to such defined term (e.g., “controlled” or “controlling” shall have the meaning correlative to “control”), (vi) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation” whether or not they are in fact followed by such phrase or phrases or words of like import, (vii) the word “or” shall be disjunctive but not exclusive and (viii) references to anything having been “provided,” “made available” or “delivered” (or any other similar references) to BSII means the relevant item has been provided in writing to BSII no later than 5:00 p.m., January 24, 2025 (Hong Kong time), such items as listed in the index agreed between the Company and BSII (or their respective counsel) in writing on or prior to the date hereof.

(b) All Annexes or Schedules (including the Company Disclosure Schedule and the BSII Disclosure Schedule) annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized term(s) used in any Annex or Schedule (including the Company Disclosure Schedule and the BSII Disclosure Schedule) annexed hereto or referred to herein but not otherwise defined therein shall have the meaning ascribed to such term(s) in this Agreement.

(c) Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto; provided that, with respect to any agreement or other document identified in the Company Disclosure Schedule or the BSII Disclosure Schedule, such amendment or other modification thereto is also identified in the Company Disclosure Schedule or the BSII Disclosure Schedule, respectively.

(d) Unless the context of this Agreement otherwise requires, references to any statute, law or other Applicable Law shall include all regulations and rules promulgated thereunder and references to any statute, law or other Applicable Law shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(e) References to any Person include references to such Person’s successors and assigns (provided, however, that nothing contained in this clause is intended to authorize any assignment or transfer not otherwise permitted by this Agreement), and in the case of any Governmental Authority, to any Person succeeding to its functions and capacities.

(f) The English language shall be the language chosen by the Parties to express their mutual intent. The Parties acknowledge that each Party and its counsel has reviewed and participated in the drafting of this Agreement and that no rule of strict construction, presumption or burden of proof favoring or disfavoring a Party shall be applied against any Party.

(g) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day. Except as otherwise expressly provided herein, (i) any reference in this Agreement to a date or time shall be deemed to be such date or time in New York, New York and (ii) references from or through any date mean, unless otherwise specified, from and including or through and including, such date, respectively.

(h) The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(i) The terms “writing” and “written” and comparable terms refer to printing, typing and other means of reproducing words (including email) in visible form.

(j) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(k) All monetary figures used herein, including references to “$,” shall be in United States dollars unless otherwise specified.

Section 1.03. Knowledge. As used herein, the phrase “to the knowledge” of any Person shall mean the actual knowledge, after reasonable inquiry, of (a) in the case of the Company or Merger Sub, the individuals listed on Section 1.03 of the Company Disclosure Schedule, and (b) in the case of BSII, the individuals listed on Section 1.03 of the BSII Disclosure Schedule.

Article 2
Pre-Closing Transactions

Section 2.01. Reserved.

Section 2.02. Re-Designation. On the Closing Date, prior to the Merger Effective Time, the following actions shall take place or be effected (in the order set forth in this Section 2.02):

(a) the Listing Articles shall be adopted and become effective; and

(b) immediately after the completion of the actions set forth in Section 2.02(a), the issued and authorized share capital of the Company shall be re-designated as follows (the “Re-Designation”):

(i) each Company Ordinary Share (other than non-voting ordinary share) that is not held by AMTD Digital shall be re-designated and re-classified into one (1) Company Class A Ordinary Share;

(ii) each Company Ordinary Share (other than non-voting ordinary share) held by AMTD Digital shall be re-designated and re-classified into one (1) Company Class B Ordinary Share; and

(iii) each non-voting redeemable ordinary share in the share capital of the Company shall be re-designated and re-classified into one (1) non-voting redeemable preferred share in the share capital of the Company.

Section 2.03. Recapitalization. Immediately after the completion of the Re-Designation and immediately prior to the Merger Effective Time, the Company shall effect a share consolidation or subdivision such that (the “Share Consolidation/Split”):

(a) each Pre-Recapitalization Company Ordinary Share which is a Company Class A Ordinary Share shall be consolidated or divided into a number of Company Class A Ordinary Shares equal to the Adjustment Factor;

(b) each Pre-Recapitalization Company Ordinary Share which is a Company Class B Ordinary Share shall be consolidated or divided into a number of Company Class B Ordinary Shares equal to the Adjustment Factor; and

(c) each Pre-Recapitalization Company Preferred Share which is a non-voting redeemable preferred share shall be consolidated or divided into a number of non-voting redeemable preferred shares equal to the Adjustment Factor;

provided that no fractional shares shall be issued by virtue of the Share Consolidation/Split, and each Company Shareholder that would otherwise be so entitled to a fraction of a share (after aggregating all fractional shares that otherwise would be received by such Company Shareholder) shall instead be entitled to receive such number of shares to which such Company Shareholder would otherwise be entitled, rounded down to the nearest whole number (the actions described in this Section 2.03, the “Recapitalization”).

Article 3
The Merger; Closing

Section 3.01. Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Merger Effective Time, BSII, Merger Sub and the Company shall execute a plan of merger (the “Plan of Merger”) in the form attached as Annex F hereto by which Merger Sub shall be merged with and into BSII in accordance with Part XVI of the Cayman Islands Companies Act, with BSII being the surviving company (the “Merger”).

(b) Upon consummation of the Merger at the Merger Effective Time, the separate corporate existence of Merger Sub shall cease to exist and Merger Sub will be struck off the Register of Companies in the Cayman Islands, and BSII, as the surviving company of the Merger (hereinafter referred to for the periods at and after the Merger Effective Time as the “Merger Surviving Company”), shall continue its corporate existence under the laws of the Cayman Islands as a direct wholly-owned Subsidiary of the Company.

Section 3.02. Effects of the Merger. At the Merger Effective Time, the Merger shall have the effects specified in this Agreement, the Plan of Merger and the Cayman Islands Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time, all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of BSII and Merger Sub shall vest in the Merger Surviving Company and the Merger Surviving Company shall be liable for and subject in the same manner as BSII and Merger Sub to all mortgages, charges or security interests and all Contracts, obligations, claims, debts and liabilities of BSII and Merger Sub in accordance with the Cayman Islands Companies Act.

Section 3.03. Closing; Merger Effective Time. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place on the date which is three (3) Business Days after the date on which all conditions set forth in Article 10 shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or such other time and place as BSII and the Company may mutually agree. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.” Subject to the satisfaction or waiver of all of the conditions set forth in Article 10, on the date of the Closing, BSII and Merger Sub shall file, or cause to be filed, the Plan of Merger and other documents required under the Cayman Islands Companies Act to effect the Merger with the Cayman Islands Registrar of Companies as provided by Section 233 of the Cayman Islands Companies Act. The Merger shall become effective on the date of the Closing immediately upon the registration of the Plan of Merger by Cayman Islands Registrar of Companies in accordance with the Cayman Islands Companies Act or at such later time or on such later date as may be agreed by BSII and the Company in writing and, in either case, as specified in or pursuant to the Plan of Merger in accordance with the Cayman Islands Companies Act (the “Merger Effective Time”).

Section 3.04. Memorandum and Articles of Association of Merger Surviving Company.

(a) At the Merger Effective Time, in accordance with the Plan of Merger, the memorandum and articles of association of the Merger Surviving Company shall be in the form of the BSII Governing Document in effect immediately prior to the Merger Effective Time, until thereafter amended or restated as provided therein or by Applicable Law.

Section 3.05. Directors and Officers of the Merger Surviving Company. At the Merger Effective Time, the directors and officers of Merger Sub as of immediately prior to the Merger Effective Time shall be the directors and officers of the Merger Surviving Company, unless otherwise determined by BSII and the Company prior to the Merger Effective Time, and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Merger Surviving Company.

Section 3.06. Effects of the Merger on the Share Capital of BSII, Merger Sub and the Company.

(a) Immediately prior to the Merger Effective Time, each BSII Unit that is issued and outstanding immediately prior to the Merger Effective Time shall be automatically detached and the holder thereof shall be deemed to hold one BSII Class A Ordinary Share and one-third of a BSII Public Warrant in accordance with the terms of the BSII Unit (the “Unit Separation”); provided that no fractional BSII Public Warrants will be issued in connection with the Unit Separation such that if a holder of BSII Units would be entitled to receive a fractional BSII Public Warrant upon the Unit Separation, the number of BSII Public Warrants to be issued to such holder upon the Unit Separation shall be rounded down to the nearest whole number of BSII Public Warrants without cash settlement for such rounded fraction. The BSII Class A Ordinary Shares and BSII Public Warrants held following the Unit Separation shall be converted in accordance with the applicable terms of this Section 3.06.

(b) At the Merger Effective Time, by virtue of the Merger and without any action on the part of BSII, the Company and Merger Sub or any holder of BSII Ordinary Shares or any Company Shareholder or any other shareholder of the Company:

(i) each Eligible BSII Share shall be cancelled in exchange for the right of each Eligible BSII Shareholder to receive one Company Class A Ordinary Share, at an issue price of $10.00 per Company Class A Ordinary Share credited as fully paid, per Eligible BSII Share (the aggregate number of Company Class A Ordinary Shares thus issued to all Eligible BSII Shareholders in connection with the Merger, the “Company Exchange Shares”);

All Eligible BSII Shares shall no longer be outstanding and shall be cancelled and cease to exist by virtue of the Merger, and each Eligible BSII Shareholder shall thereafter cease to have any rights with respect thereto, except for the right to receive the consideration set forth in this Section 3.06(b)(i);

(ii) each BSII Class A Ordinary Share that is issued and outstanding and held immediately prior to the Merger Effective Time by BSII as treasury shares, including shares redeemed by BSII in connection with the exercise of BSII Shareholder Redemption Rights (if any) (collectively, the “BSII Excluded Shares”) shall be cancelled and cease to exist, without any conversion thereof, and no consideration shall be paid or payable with respect thereto;

(iii) each BSII Redeeming Share that is issued and outstanding immediately prior to the Merger Effective Time shall be cancelled and cease to exist and shall thereafter represent only the right to be paid a pro rata share of the BSII Shareholder Redemption Amount in accordance with the BSII Governing Document; and

(iv) each BSII Dissenting Share issued and outstanding immediately prior to the Merger Effective Time shall be automatically cancelled and extinguished in accordance with Section 4.02 and shall carry no right other than the right to receive the applicable payment as set forth in Section 4.02.

(c) At the Merger Effective Time, the Company will assume the Warrant Agreement under the terms of the Assignment, Assumption and Amendment Agreement, and each BSII Warrant that is outstanding and unexercised shall thereupon be exchanged for a Company Warrant, which shall be on the same terms and conditions as the applicable BSII Warrant (as amended by the Assignment, Assumption and Amendment Agreement) (all Company Warrants issued to all holders of BSII Warrants in connection with the Merger, the “Company Exchange Warrants”). The Company shall take all corporate actions necessary to approve for future issuance a sufficient number of Company Class A Ordinary Shares for delivery upon the exercise of such Company Exchange Warrants. All BSII Warrants shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of BSII Warrants shall thereafter cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 3.06(c).

(d) At the Merger Effective Time, by virtue of the Merger and without any action on the part of BSII, the Company, Merger Sub or any holder of BSII Ordinary Shares or BSII Warrants, each ordinary share of Merger Sub, par value $1.0 per share, issued and outstanding immediately prior to the Merger Effective Time shall be converted into and become one validly issued, fully paid and non-assessable Class A ordinary share, par value $0.0001, of the Merger Surviving Company. Such ordinary share(s) of the Merger Surviving Company shall constitute the only issued and outstanding share capital of the Merger Surviving Company upon the Merger Effective Time.

Article 4
Closing Deliveries; Earnout

Section 4.01. Closing Deliverables.

(a) At or prior to the Closing:

(i) the Company shall deliver or cause to be delivered to BSII:

(A) the Registration Rights Agreement, duly executed by the Company and the Company Shareholders party thereto;

(B) (I) the Assignment, Assumption and Amendment Agreement, duly executed by the Company and (II) if the Sponsor delivers the Sponsor Warrant Election Letter duly executed by the Sponsor, the acknowledgment to the Sponsor Warrant Election Letter, duly executed by the Company; and

(C) a certificate signed by an authorized officer of the Company, dated the Closing Date, certifying that the conditions specified in Section 10.02(a), Section 10.02(b) and Section 10.02(c) have been fulfilled.

(b) At or prior to the Closing, BSII shall deliver or cause to be delivered to the Company:

(i) the Registration Rights Agreement, duly executed by the parties thereto other than the Company, AMTD Digital, AMTD IDEA Group, AMTD Group Inc., South Horizon Oceans (Group) Co Inc., Radisson Everton Venture Fund and the other Company Shareholders;

(ii) the Assignment, Assumption and Amendment Agreement, duly executed by Sponsor; and

(iii) a certificate signed by an authorized director or officer of BSII, dated the Closing Date, certifying that the conditions specified in Section 10.03(a), Section 10.03(b) and Section 10.03(c) have been fulfilled.

Section 4.02. Dissenter’s Rights.

(a) To the extent available under the Cayman Islands Companies Act, all BSII Ordinary Shares that are issued and outstanding immediately prior to the Merger Effective Time and that are held by any BSII Shareholder who shall have validly exercised and not effectively waived, withdrawn, forfeited, failed to perfect or otherwise lost their rights to dissent from the Merger, in accordance with Section 238 of the Cayman Islands Companies Act (the “BSII Dissenting Shares” and holders of BSII Dissenting Shares being referred to as “BSII Dissenting Shareholders”) shall be cancelled and cease to exist at the Merger Effective Time, shall not be entitled to receive the applicable Company Exchange Shares under Section 3.06(b)(i) and shall instead be entitled to receive only the payment of the fair value of such BSII Dissenting Shares held by them determined in accordance with Section 238 of the Cayman Islands Companies Act.

(b) All BSII Ordinary Shares held by BSII Dissenting Shareholders who shall have failed to exercise or who shall have effectively waived, withdrawn, forfeited, failed to perfect or otherwise lost their dissenter rights under Section 238 of the Cayman Islands Companies Act shall thereupon (i) not be deemed to be BSII Dissenting Shares, and (ii) be cancelled and cease to exist and shall instead be entitled to receive, at the later of the Merger Effective Time and the date of loss of such status as BSII Dissenting Shares, the right to receive the applicable Company Exchange Shares under Section 3.06(b)(i), in the manner provided in Section 4.03.

(c) BSII shall provide to the Company (i) reasonably prompt notice of any notices of objection or notices of dissent to the Merger or demands for appraisal under Section 238 of the Cayman Islands Companies Act received by BSII, attempted withdrawals of such notices, dissents or demands, and any other instruments served pursuant to the Cayman Islands Companies Act and received by BSII relating to the exercise of any rights to dissent from the Merger or appraisal rights and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such notice of dissenter right or demand for appraisal under the Cayman Islands Companies Act. BSII shall not, except with the prior written consent of the Company, make any offers or payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

(d) In the event that any written notice of objection to the Merger is served on BSII by any BSII Shareholder pursuant to Section 238(2) of the Cayman Islands Companies Act, BSII shall give written notice of the authorization of the Merger to each such BSII Shareholder within 20 days of obtaining the BSII Shareholder Approval, pursuant to and in accordance with Section 238(4) of the Cayman Islands Companies Act.

Section 4.03. Disbursement of Company Exchange Securities.

(a) Prior to the Merger Effective Time, the Company shall appoint an exchange agent reasonably acceptable to BSII and the Company (in such capacity, the “Exchange Agent”), for the purpose of distributing to each holder of Eligible BSII Shares or BSII Warrants (collectively, the “BSII Securityholders”) the Company Exchange Shares and/or the Company Exchange Warrants, as applicable, payable to such holder.

(b) At the Closing, the Company shall instruct the Exchange Agent to deliver the applicable Company Exchange Securities to the BSII Securityholders pursuant to this Section 4.03, and to deliver the amount of any such dividends or other distributions with a record date after the Merger Effective Time theretofore paid with respect to such Company Exchange Securities.

(c) Notwithstanding any other provision of this Section 4.03, any obligation on the Company under this Agreement to issue Company Class A Ordinary Shares to BSII Securityholders entitled to receive Company Exchange Securities shall be satisfied by the Company instructing the Exchange Agent to deliver such Company Exchange Securities in accordance with Section 4.03(b), to the extent and effect that each BSII Securityholder shall hold such Company Exchange Securities in book-entry form or through a holding of depositary receipts and the DTC or its nominee or the relevant clearing service or issuer of depositary receipts (or their nominees, as the case may be) will be the holder of record of such Company Exchange Securities.

(d) After the Merger Effective Time, there shall be no further registration on the register of members of BSII of transfers of BSII Ordinary Shares that were issued and outstanding immediately prior to the Merger Effective Time.

Section 4.04. No Liability; Withholding.

(a) None of the Parties, the Merger Surviving Company and the Exchange Agent shall be liable to any Person for any portion of the Company Exchange Shares or Company Exchange Warrants delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. Notwithstanding any other provision of this Agreement, any portion of the Company Exchange Shares or Company Exchange Warrants that remains undistributed to the BSII Shareholders as of immediately prior to the date on which the Company Exchange Shares or Company Exchange Warrants would otherwise escheat to or become the property of any Governmental Authority shall, to the extent permitted by Applicable Law, become the property of the Company, free and clear of all claims or interest of any Person previously entitled thereto.

(b) Notwithstanding any other provision of this Agreement, each of the Parties, the Merger Surviving Company and the Exchange Agent, and any other applicable withholding agent (without duplication) (each, a “Payor”) shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such Taxes as are required to be deducted and withheld with respect to the making of such payment under any applicable Tax law; provided, that if any Payor determines that any payment hereunder is subject to deduction and/or withholding, then it shall (i) provide at least ten (10) Business Days’ prior written notice and include the amount of and basis for such deduction or withholding to the relevant payee against whom such deduction or withholding is expected to be made as soon as reasonably practicable after such determination and (ii) consult and cooperate with such payee reasonably and in good faith to reduce or eliminate any such deduction or withholding to the extent permitted by applicable Tax law. The Company may give effect to withholding hereunder by withholding (or causing to be withheld) any consideration issued in the form of Company Exchange Shares, Company Exchange Warrants, Company Earnout Shares or other consideration issued in kind, and then selling (or instructing to be sold) such portion of such consideration issued in kind to the extent necessary to satisfy the applicable withholding obligations. Any amounts so deducted and withheld shall be paid over to the appropriate Governmental Authority in accordance with applicable Tax law and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

Section 4.05. Earnout. Following the Closing, if any of the following events occurs prior to the first anniversary of the Closing Date (the “Earnout Period”), the Company may issue, or cause to be issued, to each of AMTD Digital, AMTD IDEA Group and AMTD Group Inc. (in accordance with their respective pro rata share, calculated on the basis of the number of Company Class A Ordinary Shares held by them inter se), such number of Company Class A Ordinary Shares which in aggregate represent 3% of the aggregate number of Company Class A Ordinary Shares outstanding as of the date such event occurs (collectively, the “Company Earnout Shares”):

(a) the VWAP of the Company Class A Ordinary Shares is equal to or greater than $30.00 for forty (40) trading days during any continuous sixty (60) trading day period; or

(b) (i) the VWAP of the Company Class A Ordinary Shares is equal to or greater than $20.00 for forty (40) trading days during any continuous sixty (60) trading day period; and (ii) the Company or any of its Subsidiaries has acquired not less than 51% of the ownership interest in a hotel of not less than 100 rooms (including with all permits, licenses, consents and approvals as may be required for such hotel to operate) which is fully operating during the Earnout Period and not less than 51% interest in the management contract with respect to such hotel; and (iii) the Company or any of its Subsidiaries has acquired not less than 51% of the ownership interest in each of at least five (5) Eligible Coffee Shops and not less than 51% interest in each management contract with respect to each such Eligible Coffee Shop. As used herein, “Eligible Coffee Shop” means a commercial shop retailing coffee products under the “L’Officiel” brand, which has not less than 20 seats and is fully operating during the Earnout Period and has all permits, licenses, consents and approvals as may be required for it to operate (which, for the avoidance of doubt, shall exclude any “pop-up” shops or other shops or retail facilities of a temporary nature).

For the avoidance of doubt, nothing in this Section 4.05 is intended to restrict the Company Board’s discretion to issue equity incentives where it believes such issuance is in the best interests of the Company after the Closing.

Section 4.06. Payments to Sponsor and Public Non-Redeeming Shareholders.

(a) After the Merger Effective Time, at the Closing, the Sponsor shall be entitled to receive from the Company a transaction bonus in an amount equal to $5,560,000 (subject to reduction as a result of the Company’s right to set off as set forth in Section 12.06) (the “Transaction Bonus Payment”). The Parties agree that, to the extent any funds are available in the Trust Account, the Transaction Bonus Payment shall be paid, in part or in whole, from such funds in the Trust Account and the Merger Surviving Company shall request that Trustee withdraw from the Trust Account and distribute to the Sponsor at the Closing such funds in satisfaction of the Transaction Bonus Payment, provided that, to the extent the funds available in the Trust Account for distribution to the Sponsor is less than the Transaction Bonus Payment, such shortfall shall be satisfied and paid by the Company.

(b) After the Closing, and after the payment of the Transaction Bonus Payment in accordance with Section 4.06(a), the Company shall make a payment, in cash, to each Eligible BSII Shareholder who holds BSII Class A Ordinary Shares that has never elected to exercise its BSII Shareholder Redemption Right in an amount equal to $1.25 multiplied by the number of BSII Class A Ordinary Shares (excluding BSII Class A Ordinary Shares converted from BSII Class B Ordinary Shares) held by that Eligible BSII Shareholder on the Closing Date immediately before the Merger Effective Time, subject to a holding period requirement as may be mutually agreed among the Company and BSII; provided, for the avoidance of doubt, that any Company Shareholder upon the Closing that was an Eligible BSII Shareholder who elected to exercise its BSII Shareholder Redemption Right shall not be entitled to receive this foregoing payment.

Article 5
Representations and Warranties of the Company

Except (a) as set forth in the Company Disclosure Schedule (subject to Section 12.14) or (b) as otherwise explicitly set out in this Agreement, the Company represents and warrants to BSII as of the date hereof and as of the Closing Date as follows:

Section 5.01. Corporate Existence and Power.

(a) The Company has been duly incorporated and is validly existing and in good standing under the laws of the Cayman Islands and has all requisite corporate or similar organizational power and authority to own or lease its properties and to conduct its business as it is now being conducted.

(b) Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and was formed solely for the purpose of consummating the Transactions.

(c) True and complete copies of the Governing Documents of the Company (which for the purpose of this Section 5.01(c) shall not include the Listing Articles) have been made available by the Company to BSII. Such Governing Documents are in full force and effect and, if required under Applicable Law, have been registered with, as applicable, the appropriate Governmental Authorities. The Company is not in violation of any of the provisions of its Governing Documents.

(d) The Company is duly licensed or qualified and, where applicable, in good standing (to the extent such concept exists in the relevant jurisdiction) as a foreign company in each jurisdiction in which the ownership or lease of its property or the character of its activities is such as to require it to be so licensed, qualified or in good standing (to the extent such concept exists in the relevant jurisdiction), as applicable, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 5.02. Corporate Authorization.

(a) Other than the Company Shareholders’ Approval, each of the Company and Merger Sub has all requisite power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is (or is specified to be) a party, to perform its obligations hereunder and thereunder, and (subject to the approvals described in Section 5.03) to consummate the Transactions. The execution, delivery and performance of this Agreement and each Ancillary Agreement to which it is (or is specified to be) a party, and the consummation of the Transactions have been duly and validly authorized and approved by the Company Board, and the Merger Sub Board, and other than the Company Shareholders’ Approvals, no other corporate or similar organizational action on the part of the Company, Merger Sub or any of their respective Subsidiaries or any holders of any Equity Securities of the Company, Merger Sub or any of their respective Subsidiaries is necessary to authorize the execution and delivery by the Company and Merger Sub of this Agreement or the Ancillary Agreements to which the Company or Merger Sub is (or is specified to be) a party, the performance by the Company or Merger Sub of its obligations hereunder and thereunder and the consummation of the Transactions. This Agreement has been duly and validly executed and delivered by each of the Company and Merger Sub and, assuming this Agreement constitutes a legal, valid and binding obligation of the other Parties, constitutes a legal, valid and binding obligation of each of the Company and Merger Sub, enforceable against each of the Company and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. Each Ancillary Agreement to which the Company or Merger Sub is (or is specified to be) a party, when executed and delivered by the Company or Merger Sub, will be duly and validly executed and delivered by the Company or Merger Sub, and, assuming such Ancillary Agreement constitutes a legal, valid and binding obligation of the other parties thereto, will constitute a legal, valid and binding obligation of the Company or Merger Sub, enforceable against the Company or Merger Sub in accordance with its terms, except as limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) Each of the Company Board and the Merger Sub Board has, by duly adopted resolutions and if applicable, at a meeting duly called and held, unanimously (i) approved, as applicable, this Agreement, the Ancillary Agreements and the Transactions, (ii) determined that this Agreement, the Ancillary Agreements and the Transactions are advisable and in the best interests of, as applicable, the Company and Merger Sub, and their respective shareholders, (iii) directed that the adoption of this Agreement and the Ancillary Agreements be submitted for approval, as applicable, by the shareholders of the Company and Merger Sub, and (iv) recommended that, as applicable, the shareholders of the Company and Merger Sub approve this Agreement, the Ancillary Agreements and the Transactions.

Section 5.03. Governmental Authorizations; Consents. Assuming the representations and warranties in Article 6 are true, correct and complete, no consent, approval or authorization of, or designation, declaration to or filing with, notice to, or any other action by or in respect of, any Governmental Authority or other Person is required on the part of the Company or Merger Sub with respect to the Company’s or Merger Sub’s execution, delivery and performance of this Agreement and each Ancillary Agreement to which it is (or is specified to be) a party or the consummation of the Transactions, except for (a) the filing of the Plan of Merger and related documentation with the Cayman Islands Registrar of Companies and the publication of notification of the Merger in the Cayman Islands Government Gazette in accordance with the Cayman Islands Companies Act, (b) the filing of the relevant documentation with the Cayman Islands Registrar of Companies in respect of the adoption by the Company of the Listing Articles, the Recapitalization, and the issuances of Company Ordinary Shares as contemplated in this Agreement, the Assignment, Assumption and Amendment Agreement and the Transactions contemplated hereunder and thereunder, in each case to the extent applicable, (c) any consents, approvals, authorizations, designations, declarations, filings, notices or actions, the absence of which would not reasonably be expected to be, individually or in the aggregate, material to the Company or its Subsidiaries, taken as a whole, or (d) approval for listing the Company Class A Ordinary Shares (including the Company Warrant Shares) and Company Warrants issued pursuant to this Agreement on the Qualified Stock Exchange.

Section 5.04. Noncontravention. The execution, delivery and performance of this Agreement and each Ancillary Agreement to which the Company or Merger Sub is (or is specified to be) a party by the Company or Merger Sub and the consummation of the Transactions do not and will not (a) contravene, conflict with, or violate any provision of, or result in the breach of any Applicable Law, (b) contravene, conflict with, or violate any provision of, or result in the breach of the Governing Documents of the Company or Merger Sub or any of their respective Subsidiaries, (c) assuming the receipt of the consents, approvals, authorizations and other requirements set forth in Section 5.03, conflict with, violate or result in a breach of any term, condition or provision of any Significant Contract, or terminate or result in a default under, or require any consent, notice or other action by any Person under (with or without notice, or lapse of time, or both) or the loss of any right under, or create any right of termination, acceleration or cancellation of, any Significant Contract, or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or Merger Sub or any of their respective Subsidiaries, or constitute an event which, with or without notice or lapse of time or both, would result in any such violation, breach, termination or creation of a Lien or result in a violation or revocation of any required license, Permit or approval from any Governmental Authority or other Person, except, in each case of clauses (a), (c) and (d) above, (i) with respect to Merger Sub, would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Merger Sub to enter into and perform this Agreement and the Ancillary Agreements, and (ii) with respect to the Company, to the extent that the occurrence of any of the foregoing would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

Section 5.05. Subsidiaries.

(a) The Subsidiaries of the Company as of the date of this Agreement are set forth on Section 5.05(a) of the Company Disclosure Schedule. Each of the Subsidiaries of the Company has been duly incorporated, formed or organized and is validly existing and in good standing (to the extent such concept exists in the jurisdiction of the relevant Subsidiary), where applicable, under the laws of its jurisdiction of incorporation, formation or organization and has all requisite corporate or similar organizational power and authority to own or lease its properties and to conduct its business as it is now being conducted. Each Subsidiary of the Company is duly licensed or qualified and in good standing (to the extent such concept exists in the jurisdiction of the relevant Subsidiary) as a foreign company (or other entity, if applicable) in each jurisdiction in which its ownership or lease of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing (to the extent such concept exists in the jurisdiction of the relevant Subsidiary), as applicable, except where the failure to be so licensed or qualified or in good standing (to the extent such concept exists in the jurisdiction of the relevant Subsidiary) would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) True and complete copies of the Governing Documents of the Subsidiaries of the Company as of the date of this Agreement have been made available to BSII and are in full force and effect and such Subsidiaries are not in violation of any of the provisions thereof.

Section 5.06. Capitalization.

(a) All of the issued Pre-Recapitalization Company Shares have been duly authorized and validly issued in accordance with Applicable Law, including all applicable federal securities laws, and the Governing Documents of the Company, and are fully paid and were not issued in violation of, any preemptive rights, rights of first refusal or similar rights, and are free and clear of all Liens and other restrictions (including any restriction on the right to vote, sell or otherwise dispose of such Pre-Recapitalization Company Shares), and are not subject to any preemptive rights, rights of first refusal or similar rights, other than generally applicable transfer restrictions imposed by applicable securities laws. Section 5.06(a) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date of this Agreement, of all the Pre-Recapitalization Company Shares that are authorized, issued or outstanding and the holders of such Pre-Recapitalization Company Shares. Except as set forth in Section 5.06(a) of the Company Disclosure Schedule, there are no authorized, issued or outstanding Equity Securities of the Company. The Company Exchange Shares that will be issued pursuant to the Transactions and the Company Class A Ordinary Shares that will be issued pursuant to the Recapitalization, have been, or will be prior to such issuance, duly authorized and validly issued in accordance with Applicable Law, including all applicable federal securities laws, and the Governing Documents of the Company, and are, or will be, fully paid and were not, and will not be, issued in violation of, any preemptive rights, rights of first refusal or similar rights, and are, and will be at the time of issuance, free and clear of all Liens and other restrictions (including any restriction on the right to vote, sell or otherwise dispose of such Company Exchange Shares or Company Class A Ordinary Shares, as applicable, except for any restriction under this Agreement or any of the Ancillary Agreements), and are not, and will not be, subject to any preemptive rights, rights of first refusal or similar rights, other than under this Agreement or any of the Ancillary Agreements and generally applicable transfer restrictions imposed by applicable securities laws.

(b) Set forth on Section 5.06(b) of the Company Disclosure Schedule is (i) the capitalization of each direct and indirect Subsidiary of the Company, including the number of Equity Securities authorized, issued and outstanding (including the holder of any such Equity Securities) for each such Subsidiary and (ii) the name of each other corporation, limited liability company, trust, partnership, joint venture or other entity in which the Company or any of its Subsidiaries owns Equity Securities and the amount and the ownership percentage represented by such Equity Securities, in each case as of the date of this Agreement. The outstanding Equity Securities of each of the Company’s Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any preemptive rights, rights of first refusal or similar rights. Other than as set forth on Section 5.06(b) of the Company Disclosure Schedule, the Company or one or more of its wholly owned Subsidiaries own of record and beneficially all the issued and outstanding Equity Securities of each Subsidiary of the Company free and clear of any Liens other than Permitted Liens. As of the date of this Agreement, the Company owns of record beneficially 34,819,047 Class A ordinary shares of AMTD Digital free and clear of any Liens.

(c) Other than as set forth on Section 5.06(a) of the Company Disclosure Schedule or Section 5.06(b) of the Company Disclosure Schedule, there are no Equity Securities of the Company or any Subsidiary of the Company. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Securities of the Company or any Subsidiary of the Company. There are no outstanding bonds, debentures, notes or other Indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the equityholders of the Company or any Subsidiary of the Company may vote. None of the Company or any of its Subsidiaries is a party to any equityholders agreement, voting agreement or registration rights agreement relating to the Equity Securities of the Company or any Subsidiary of the Company. There are no declared but unpaid dividends or other distributions with regard to any issued and outstanding Equity Securities of the Company or any Subsidiary of the Company.

(d) The Company Class A Ordinary Shares to be issued to the holders of BSII Ordinary Shares pursuant to this Agreement will, upon issuance and delivery at the Closing, (i) be duly authorized and validly issued, and fully paid, (ii) be issued in compliance in all material respects with Applicable Law, (iii) not be issued in breach or violation of any preemptive rights or Contract, and (iv) be issued to such holders with good and valid title, free and clear of any Liens and any restrictions on transfer under this Agreement, any of the Ancillary Agreements or Applicable Law.

Section 5.07. Financial Statements.

(a) Attached as Section 5.07(a) of the Company Disclosure Schedule are true and complete copies of (i) the IFRS, PCAOB-audited combined balance sheets and statements of income, other comprehensive loss, shareholders’ equity and cash flows as of and for the fiscal years ended December 31, 2022 and December 31, 2023 and the six-month period ended June 30, 2024, together with the auditor’s reports thereon (the “Company Audited Financial Statements”), and (ii) the auditor-reviewed, unaudited combined balance sheet of the Company and its Subsidiaries as of June 30, 2023 and the auditor-reviewed, unaudited combined statements of income, other comprehensive loss, shareholders’ equity and cash flows for the six-month period ended June 30, 2023 (the “Company Unaudited Financial Statements” and, together with the Company Audited Financial Statements, the “Company Financial Statements”). The Company Financial Statements present fairly, in all material respects, the consolidated financial position, results of operations, and changes in shareholders’ equity and cash flows of the Company and its Subsidiaries as of the dates and for the periods indicated in the Company Financial Statements in conformity with IFRS consistently applied throughout the period indicated.

(b) (i) The Company Audited Financial Statements have been audited in accordance with PCAOB auditing standards by a PCAOB-qualified auditor that was independent under Rule 2-01 of Regulation S-X under the Securities Act, (ii) the Company Financial Statements have been prepared in all material respects in accordance with IFRS and, to the extent reasonably practicable, Regulation S-X, and (iii) the Company Unaudited Financial Statements have been reviewed by a PCAOB-qualified auditor that was independent under Rule 2-01 of Regulation S-X under the Securities Act in accordance with PCAOB Auditing Standard 4105.

(c) Other than as set forth on Section 5.07(c) of the Company Disclosure Schedule, the Company and its Subsidiaries have established and maintained, and maintain, systems of internal controls over financial reporting. Such systems are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s general or specific authorization, (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with IFRS and to maintain accountability for the Company’s and its Subsidiaries’ assets and (iii) access to assets is permitted only in accordance with management’s general or specific authorization, (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any material differences, and (v) material information is communicated to management as appropriate. Other than as set forth on Section 5.07(c) of the Company Disclosure Schedule none of the Company, its Subsidiaries, or, to the knowledge of the Company, an independent auditor of the Company or its Subsidiaries, has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized or maintained by the Company or its Subsidiaries, (ii) any fraud, whether or not material, that involves the Company’s or its Subsidiaries’ management or other employees who have a significant role in the preparation of financial statements or the internal accounting controls utilized or maintained by the Company or its Subsidiaries, or (iii) any claim or allegation regarding any of the foregoing.

(d) Neither the Company nor any of its Subsidiaries is a party to, or is subject to any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or Person, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Act), in each case, where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Financial Statements.

(e) Neither the Company nor any of its Subsidiaries has received from any employee of the Company or its Subsidiaries any written or, to the knowledge of the Company, oral complaint, allegation, assertion or claim with respect to unlawful or potentially unlawful activity regarding accounting, internal accounting controls, auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries, and the Company and its Subsidiaries have not independently identified or received any written notice from their independent accountants regarding any of the foregoing.

(f) As of the date hereof, the Company and its Subsidiaries do not have any Indebtedness except as set forth in Section 5.07(f) of the Company Disclosure Schedule.

Section 5.08. Undisclosed Liabilities.

(a) Merger Sub was incorporated solely for the purpose of effecting the Transactions and has not engaged in any business activities or conducted any operations other than in connection with the Transactions and has no, and at all times prior to the Merger Effective Time except as expressly contemplated by this Agreement and the Ancillary Agreements, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

(b) There is no liability, debt or obligation of the Company or any of its Subsidiaries (x) required to be set forth on a balance sheet of the Company in accordance with IFRS or (y) that is material, in each case of (x) and (y) except for liabilities, debts and obligations (i) as (and to the extent) reflected or reserved for on the balance sheet of the Company as of June 30, 2024 or disclosed in the notes thereto included in the Company Financial Statements, (ii) that have arisen since June 30, 2024 in the ordinary course of business (none of which results from, arises out of or was caused by any tortious conduct, breach of Contract, infringement or violation of any Applicable Law by the Company or any of its Subsidiaries) or (iii) incurred in connection with the Transactions.

Section 5.09. Absence of Changes.

(a) Since June 30, 2024, there has not been any Company Material Adverse Effect.

(b) Since June 30, 2024, the Company and its Subsidiaries (i) have, in all material respects, conducted their business and operated their properties in the ordinary course of business and (ii) have not taken any action (or failed to take any action) that would violate Section 7.01 if such action had been taken (or failed to be taken) after the date of this Agreement.

Section 5.10. Litigation and Proceedings. Since January 1, 2022, there have not been any, and there are currently no, pending or, to the knowledge of the Company, threatened, Actions against the Company or any of its Subsidiaries or any of their respective properties or assets, or, to the knowledge of the Company, any of their respective directors or employees, in their capacity as such except, in each case, as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. Since January 1, 2022, neither the Company nor any of its Subsidiaries nor any property or asset of the Company or any such Subsidiary, has been subject to any Governmental Order that would reasonably be expected to have a Company Material Adverse Effect.

Section 5.11. Compliance with Laws; Permits.

(a) The Company and its Subsidiaries, are and since January 1, 2022 have been, in compliance with Applicable Law, except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. Since January 1, 2022, (i) none of the Company or any of its Subsidiaries has been subjected to, or received any notification from, any Governmental Authority of a material violation of any Applicable Law or any investigation by a Governmental Authority for actual or alleged material violation of any Applicable Law, (ii) to the knowledge of the Company, no claims have been filed against the Company or any of its Subsidiaries, with any Governmental Authority alleging any material failure by the Company or any of its Subsidiaries, to comply with any Applicable Law, and (iii) neither the Company nor any of its Subsidiaries has made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Applicable Law.

(b) The Company and each of its Subsidiaries has all Permits that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted and as proposed to be conducted (the “Company Permits”), except where the failure to have such Company Permits would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. As of the date hereof, (i) each Company Permit is in full force and effect in accordance with its terms, (ii) no outstanding written notice of revocation, cancellation or termination of any Company Permit has been received by the Company or any of its Subsidiaries, (iii) there are no Actions pending or, to the knowledge of the Company, threatened that seek the revocation, suspension, withdrawal, adverse modification, cancellation or termination of any Company Permit, and (iv) each of the Company and each of its Subsidiaries is, and has been since January 1, 2022, in compliance with all material Company Permits applicable to the Company or such Subsidiary and to the knowledge of the Company, no condition exists that with notice or lapse of time or both would constitute a default under such Company Permits, in each case, except as would not be material to the Company and its Subsidiaries, taken as a whole. The consummation of the Transactions will not cause the revocation, modification or cancellation of any Company Permits, except for any such revocation, modification or cancellation that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. Section 5.11(b) of the Company Disclosure Schedule contains a true and complete list of all material Company Permits.

Section 5.12. Significant Contracts.

(a) Section 5.12(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all Contracts to which the Company or any of its Subsidiaries is a party or is bound by falling within the following categories and in effect as of the date hereof (each Contract required to be listed on Section 5.12(a) of the Company Disclosure Schedule and, as of the Closing, any other Contract in effect that would have been required to be disclosed pursuant to Section 5.12(a) if in effect on the date hereof, a “Significant Contract”; it being understood that the Company is not required to list any Contract with the suppliers, service providers or customers of the Company or its Subsidiaries entered into in the ordinary course of business on Section 5.12(a) of the Company Disclosure Schedule) to the extent such Contract has been provided to BSII:

(i) any Contract, the performance of which involves payments (A) by the Company or its Subsidiaries in the aggregate in excess of $4,000,000 in any fiscal year or (B) to the Company or its Subsidiaries in the aggregate in excess of $4,000,000 in any fiscal year;

(ii) any Contract for the voting of Equity Securities of the Company or any of its Subsidiaries;

(iii) any Contract with a Top Vendor or Top Customer (other than purchase or service orders accepted, confirmed or entered into in the ordinary course of business);

(iv) any employment Contract with any of the directors, officers or top 10 compensated, based on annual target compensation for the fiscal year ending on December 31, 2023, employees of the Company and/or one of its Subsidiaries;

(v) each collective bargaining Contract (a “Labor Contract”);

(vi) any Contract pursuant to which the Company or any of its Subsidiaries leases, subleases, occupies or otherwise uses any real property that involves aggregate payments of $4,000,000 in any calendar year;

(vii) any Contract that (A) (1) contains a covenant not to compete in any line of business or solicit persons for employment (other than non-disclosure agreements and confidentiality agreements entered into in the ordinary course of business), (2) grants exclusive or preferential rights or “most favored nations” status to any person, or (3) obligates the Company or any of its Subsidiaries to purchase or obtain a minimum or specified amount of any product or service in excess of $4,000,000 in the aggregate, in each case that is applicable to the Company or any of its Subsidiaries, or (B) prohibits the Company or any of its Subsidiaries from soliciting any customers or strategic partners;

(viii) (A) any Contract under which the Company or any of its Subsidiaries has granted to a third party any right, license, sublicense or covenant not to sue with respect to any Intellectual Property that is material to the Company and its Subsidiaries, taken as a whole, other than non-exclusive licenses granted to suppliers, service providers, or customers in the ordinary course of business, or (B) any Contract pursuant to which the Company or any of its Subsidiaries obtains any right, license, sublicense or covenant not to sue from a third party with respect to any Intellectual Property that is material to the Company and its Subsidiaries, taken as a whole, other than non-exclusive licenses of commercial off-the-shelf Software and Open Source Software that are available to the public generally with annual license, maintenance, support and other fees of less than $4,000,000;

(ix) any Contract under which the Company or any of its Subsidiaries has (A) created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) any Indebtedness (excluding, for the avoidance of doubt, any intercompany arrangements solely between or among the Company or any of its Subsidiaries), (B) granted a Lien on its assets or group of assets, whether tangible or intangible, to secure any Indebtedness, (C) extended credit to any Person that is material to the Company and its Subsidiaries, taken as a whole (other than for goods and services, in each case in the ordinary course of business) or (D) granted a performance bond, letter of credit or any other similar instrument, in each case, in excess of $4,000,000 in the aggregate;

(x) each Contract with a Related Party which is currently in force or under which any party thereto has outstanding obligations (other than Company Benefit Plans, confidentiality agreements or other agreements of a similar nature, or Contracts for compensation for services performed by a Related Party as director, officer, service provider or employee of the Company or any of its Subsidiaries in the ordinary course of business and for immaterial amounts reimbursable for routine travel and other ordinary course business expenses);

(xi) each Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) or that contains financial covenants, indemnities or other payment obligations (including “earn-out” or other contingent payment obligations) in respect thereto that would reasonably be expected to result in the making of payments by the Company and its Subsidiaries after the Closing Date in excess of $4,000,000;

(xii) any Contract establishing any joint venture, strategic alliance, partnership or other collaboration, in each case relating to assets or businesses valued at or involving payments in excess of $4,000,000;

(xiii) any Contract involving any resolution or settlement of any actual or threatened litigation, arbitration, claim or other dispute under which the Company or any of its Subsidiaries has any ongoing obligations (either monetary or non-monetary) in an amount higher than $4,000,000; and

(xiv) any Contract which grants any Person a right of first refusal, right of first offer or similar right with respect to any properties, assets or businesses of the Company or any of its Subsidiaries.

(b) True and correct copies of each Significant Contract (including any side letters, side agreements, amendments, addendums or supplements thereto) as of the date hereof have been delivered to or made available to BSII. Each Significant Contract (other than a license of a Licensed Intellectual Property which is addressed in Section 5.13(i) of the Company Disclosure Schedule) is in full force and effect and represents the legal, valid and binding obligations of the Company or the Subsidiary party thereto and, to the knowledge of the Company, the counterparties thereto and is enforceable against the Company or any of its Subsidiaries (as applicable), and to the knowledge of the Company, the counterparties thereto, in accordance with its terms and conditions. Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any other party to any such Significant Contract is in material breach of or in material default under such Significant Contract. Neither the Company nor any of its Subsidiaries has received any written claim or notice of breach of or default under any Significant Contract (other than a license of a Licensed Intellectual Property which is addressed in Section 5.13(i) of the Company Disclosure Schedule), and, to the knowledge of the Company, no event has occurred which individually or together with other events, would reasonably be expected to result in a breach of or a default under any Significant Contract (other than a license of a Licensed Intellectual Property which is addressed in Section 5.13(i) of the Company Disclosure Schedule) by the Company or any Subsidiary of the Company party thereto or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both), in each case except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. To the knowledge of the Company, no party to any Significant Contract (other than a license of a Licensed Intellectual Property which is addressed in Section 5.13(i) of the Company Disclosure Schedule) has exercised termination rights with respect thereto or has indicated in writing that it intends to terminate or materially modify its relationship with the Company or any of its Subsidiaries.

Section 5.13. Intellectual Property.

(a) Section 5.13(a) of the Company Disclosure Schedule contains a complete and accurate list of: (i) all registrations and applications for registration included in the Owned Intellectual Property as of the date of this Agreement (the “Registered Intellectual Property”), including as to each such item, as applicable, (A) the current owner or registrant, (B) the jurisdiction where the application, registration or issuance is filed, (C) the application, registration or issue number and (D) the applicable application, registration or issue date, (ii) all material unregistered Owned Intellectual Property, including Software owned by the Company and its Subsidiaries, and (iii) all material domain names of the Company and its Subsidiaries; and (iv) to the knowledge of the Company, all material social media accounts of the Company and its Subsidiaries. The Company and its Subsidiaries have not and do not operate a website or email account from any domain name, or, to the knowledge of the Company, operate or utilize any social media account owned by a third party except as disclosed in Section 5.13(a) of the Company Disclosure Schedule.

(b) Each registration of Registered Intellectual Property (i) has not been abandoned, cancelled, allowed to lapse or adjudged invalid or unenforceable in whole or in part, or otherwise subject to opposition, removal, amendment, challenge or surrender , (ii) has been maintained effective by all requisite filings, renewals, payments and registration of transactions and (iii) is valid, subsisting, enforceable and in full force and effect; and in the case of applications, subject to Section 5.13(b) of the Company Disclosure Schedule, there are no oppositions nor any other action by third parties that would prevent the applications from being granted, and the Company and its Subsidiaries have not received written advice from any in-house or external professional expressing doubt on the scope, validity or enforceability of the registrations of the Registered Intellectual Property or, to the knowledge of the Company, that there is a material likelihood that an application of Registered Intellectual Property is likely to be rejected.

(c) The Company and its Subsidiaries have sufficient trade mark protection to protect their respective Trademarks from infringement, misappropriation or violation from third parties, including valid, subsisting and enforceable registrations or otherwise licenses for all relevant material trademarks used by the Company and its relevant Subsidiaries in the jurisdictions they offer, sell or supply their products.

(d) Except as would not be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries (i) solely and exclusively own all right, title and interest (including all legal and beneficial interests) in and to the Owned Intellectual Property (including all Registered Intellectual Property, the Global Digital Platform and the Global Digital Platform Assets to the extent the Global Digital Platform Assets constitute Owned Intellectual Property) free from all Liens and (ii) have a valid and enforceable right to use all Licensed Intellectual Property, in each case, free and clear of all Liens (other than Permitted Liens).

(e) The Owned Intellectual Property: (i) has not been licensed to any third party on an exclusive basis; (ii) to the knowledge of the Company, is fully enforceable against third parties (and there have been no acts or omissions that would prejudice the enforcement by the Company and its Subsidiaries, including acquiescence by the Company, its Subsidiaries, directors, employees or other representatives in any unauthorised use by third parties). There are no restrictions on the Company’s disclosure, use, license or transfer of the Owned Intellectual Property or any agreements to that effect.

(f) The Company and its Subsidiaries use commercially reasonable efforts in accordance with generally accepted industry practice to maintain, enforce and protect the confidentiality of all their respective Owned Intellectual Property and Business Intellectual Property, the value of which to their business is contingent upon maintaining the confidentiality thereof, including requiring all employees, consultants and independent contractors to agree to maintain the confidentiality of such Intellectual Property pursuant to written, valid and enforceable confidentiality agreements. To the knowledge of the Company, there has been no disclosure of or unauthorized access to any material trade secrets or material confidential information owned by the Company other than under written confidentiality agreements in the ordinary course of business sufficiently protective to preserve the confidentiality of such trade secrets and confidential information.

(g) The Company and each of its Subsidiaries own or have a valid and enforceable license or other right to use any and all Intellectual Property used or held for use in the conduct of the respective businesses of the Company and its Subsidiaries as currently conducted or contemplated to be conducted as of the Closing Date (“Business Intellectual Property”). The execution and delivery of this Agreement by the Company and the consummation of the Transactions contemplated hereby will not result in the loss, alteration, encumbrance, termination, extinguishment or impairment of any rights of the Company or its Subsidiaries in the Business Intellectual Property.

(h) Without prejudice to the generality of the foregoing:

(i) Section 5.13(h)(i) of the Company Disclosure Schedule is an accurate and complete list of all AMTD Intellectual Property that is registered and all AMTD Intellectual Property that is unregistered and material to the business of the Company and its Subsidiaries, and all material domain names and social media accounts included in AMTD Intellectual Property;

(ii) the license and other rights recorded in and granted by AMTD Group Inc. to the Company and its Subsidiaries under the AMTD-Company Intellectual Property License and its Subsidiaries under relevant license agreements have been and are sufficient to enable the Company and its relevant Subsidiaries to use, and grants the Company and its relevant Subsidiaries the rights to use the AMTD Intellectual Property as applicable in all manners as the relevant AMTD Intellectual Property are currently used, were used prior to the Closing Date or are contemplated to be used as of the Closing Date, in each case, by the Company and the relevant Subsidiaries;

(iii) the Company and its Subsidiaries possess enforceable rights to use the Global Digital Platform and the Global Digital Platform Assets that are sufficient to enable the Company and its relevant Subsidiaries to use the Global Digital Platform Assets and the Global Digital Platform in all manners as the Global Digital Platform and the relevant Global Digital Platform Assets are currently used, were used prior to the Closing Date or are contemplated to be used as of the Closing Date, in each case, by the Company and its relevant Subsidiaries; and

(iv) all right, title and interest in, and control over, the Global Digital Platform have been assigned and transferred to, and solely vested in, L’Officiel Publishing Group Inc. and no other Person, including LEJ and its Affiliates, retains or possesses any such right, title, interest or control.

(i) Without prejudice to the generality of the foregoing, in respect of each license of the Licensed Intellectual Property: (i) each license is duly and validly authorized and approved by and in full force and effect and binding on the parties to it; (ii) except non-exclusive licenses of commercial off-the-shelf Software and Open Source Software that are available to the public generally, no license grants to any third party any ownership right or exclusive interest in relation to any derivative works or improvements made by or on behalf of the Company and its Subsidiaries pursuant to such license; (iii) to the knowledge of the Company, the terms of the licenses have been complied with by the parties in all material respects, no notice of termination, breach or default of a license to any Licensed Intellectual Property has been received or served by the Company and its Subsidiaries and, to the knowledge of the Company, there are no grounds on which they might be terminated and no grounds on which a breach or default claim may be made under such license in each case except as would not reasonably be expected to have a Company Material Adverse Effect; (iv) no disputes have arisen and, to the knowledge of the Company, no circumstances exist which are likely to give rise to a dispute; and (v) to the knowledge of the Company, there is no reason to believe that the licenses will not be renewed when they expire on the same or substantially similar terms.

(j) To the knowledge of the Company, other than as set forth in Section 5.13(j) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries, nor the conduct of their respective businesses, has, since January 1, 2022, infringed, misappropriated or otherwise violated, nor, to the knowledge of the Company, are any of them infringing, misappropriating or otherwise violating, any third party’s Intellectual Property rights. No Action is pending or, to the knowledge of the Company, has been threatened against the Company or any of its Subsidiaries (i) alleging any infringement, misappropriation or violation of any third party’s Intellectual Property rights by the Company or any of its Subsidiaries or (ii) based upon, or challenging or seeking to deny or restrict, the rights of the Company or any of its Subsidiaries in any of their respective Owned Intellectual Property, relevant Licensed Intellectual Property or material Business Intellectual Property. To the knowledge of the Company, other than as set forth in Section 5.13(j) of the Company Disclosure Schedule, no third party has infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating, any Owned Intellectual Property, Licensed Intellectual Property or material Business Intellectual Property to the extent relevant to the business of the Company and the relevant Subsidiaries.

(k) No funding, facilities, personnel or resources of any Governmental Authority or any university, college, research institute or other educational institution was used in the development of any material Owned Intellectual Property, except for any such funding or use of facilities, personnel or resources that has not resulted in such Governmental Authority’s or institution’s obtaining ownership or other exclusive rights to such Owned Intellectual Property.

(l) All current and former officers, employees, contractors and consultants or other persons who contributed to the discovery, creation or development of any material Owned Intellectual Property for or on behalf of the Company or any of its Subsidiaries have transferred all of their rights, title and interest in and to such Owned Intellectual Property to the Company or one of its Subsidiaries pursuant to Applicable Law and/or binding written agreements, free from Liens. No such officer, employee, contractor or consultant or other person has asserted any right, license, claim or interest whatsoever in or with respect to any such material Owned Intellectual Property.

(m) The use of Open Source Software by the Company and its Subsidiaries and in the operation of their businesses, including the use and distribution of products and services incorporating any such Open Source Software by or on behalf of the Company and its Subsidiaries, is in compliance with the terms and conditions of all applicable licenses for such Open Source Software, including notice and attribution obligations with respect thereto. None of the Software included in the Owned Intellectual Property contains any Open Source Software, and neither the Company nor its Subsidiaries have used Open Source Software as part of any application licensed or otherwise made available to third parties.

(n) The Company and its Subsidiaries are in possession of the source code to the Software included in the Owned Intellectual Property and no third party has a copy of that source code. None of the Software included in the Owned Intellectual Property or otherwise distributed by the Company or any of its Subsidiaries (i)  contains any viruses, worms, Trojan horses, bombs, backdoors, clocks, timers or similar harmful or hidden programs, malware or other disabling device or malicious code, design or routine or (ii) with respect to Software included in the Owned Intellectual Property, is subject to any agreement with any Person under which the Company or any of its Subsidiaries has any duty or obligation to deliver, license or make available a copy of that source code available, or has deposited, or could be required to deposit, into escrow the source code of such Software and no such source code has been released to any Person, or is entitled to be released to any Person (on a contingent basis or otherwise), by any escrow agent, escrow service or similar third party. The consummation of the Transactions will not trigger the release of any source code of any Software included in the Owned Intellectual Property.

(o) The Company and its Subsidiaries own the Company IT Systems free from any and all Liens. The Company IT Systems are fully functional and operate and perform in accordance with their documentation and functional specifications and otherwise in a manner that, in all material respects, permits the Company and its Subsidiaries to conduct their business as currently conducted and are in sufficiently good working condition to effectively perform all information technology operations undertaken in the course of the conduct of their businesses as currently conducted, and the Company and its Subsidiaries have the benefit of valid and binding arrangements for the maintenance and support of the Company IT Systems. The Company and its Subsidiaries have in place commercially reasonable measures, consistent with current applicable industry standards, to protect the confidentiality, integrity and security of the Company IT Systems, and all information and transactions stored or contained therein or transmitted thereby, against any unauthorized use, access, interruption, modification or corruption, and such measures include commercially reasonable security protocol technologies, including the implementation of commercially reasonable (i) safeguards and security protocol technologies designed to protect against unauthorized access to, and unauthorized use, alteration, disclosure or distribution of Personally Identifiable Information, (ii) data backup, (iii) disaster avoidance and recovery procedures, (iv) security assessments, including penetration tests (and have fully remediated any critical or high risk vulnerabilities identified in its security assessments), and (v) business continuity procedures. There has been no Security Incident involving the Company IT Systems owned by or under the control of the Company or any of its Subsidiaries, or any data or information, including Personally Identifiable Information, stored or contained therein or transmitted thereby.

Section 5.14. Data Privacy.

(a) The Company and its Subsidiaries have developed, implemented and maintained a written data protection, data privacy and cybersecurity program (the “Data Protection Program”) that is in compliance with all material Privacy Requirements. Since January 1, 2022, no Person has received or, to the knowledge of the Company, claimed any compensation or damages from the Company or any of its Subsidiaries, or has brought, or, to the knowledge of the Company, threatened in writing to bring, any material Action against the Company or any of its Subsidiaries in relation to any Security Incident for or arising as a result of any actual or alleged violation, breach or other material non-compliance with or of any Privacy Requirement, and, to the Company’s knowledge, no facts or circumstances exist that might give rise to any such claim.

(b) To the knowledge of the Company, the Company and its Subsidiaries have at all times complied, and are currently in compliance, in all material respects with all Privacy Requirements with respect to the Processing of Personally Identifiable Information, including (i) providing adequate notice and obtaining any necessary consents from customers (to the extent legally required under the Privacy Requirements) required for the Processing of the Company PII as conducted by or on behalf of the Company or any of its Subsidiaries and (ii) abiding by any privacy choices (including opt-outs, do-not-calls or similar choices) of end users relating to Personally Identifiable Information. The Company and its Subsidiaries are not, and since January 1, 2022, have not been, subject to a Governmental Order of, and have not, since January 1, 2022, received a written notice from, a Governmental Authority regarding actual or alleged non-compliance with or violation of any Privacy Requirement. The Company and its Subsidiaries have taken commercially reasonable steps to ensure the reliability of their employees, representatives, consultants, contractors and agents that have access to Company PII, to provide training to such individuals on all applicable Privacy Requirements and to ensure that all such employees, representatives, consultants, contractors and agents with the right to access such Company PII are subject to appropriate legally binding obligations of confidentiality with respect to such Company PII.

(c) To the knowledge of the Company, each of the Company’s and its Subsidiaries’ third-party data suppliers, vendors, and partners that Process Company PII or other Personally Identifiable Information on behalf of the Company or its Subsidiaries are in compliance in all material respects with the Privacy Requirements and, to the knowledge of the Company, since January 1, 2022, there has been no unauthorized or illegal Processing, or other material breach, violation or default (or event that, with or without the giving of notice or lapse of time, would constitute a breach, violation or default) by any such supplier, vendor or other partner of any Privacy Requirements. To the knowledge of the Company, no circumstances have arisen in which the Privacy Requirements would require the Company or its Subsidiaries to notify any Governmental Authority of any Security Incident.

(d) To the knowledge of the Company, the consummation of the Transactions will not breach any Privacy Requirement.

Section 5.15. Company Benefit Plans.

(a) Section 5.15(a) of the Company Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of each material Company Benefit Plan and specifies the jurisdiction of such Company Benefit Plan. A “Company Benefit Plan” means any employee compensation and benefit contracts, plans, policies, programs, or arrangements, and each other change in control, transaction bonus, equity or equity-based compensation, severance, retention, employment, change-of-control, bonus, incentive, deferred compensation, retirement, pension, profit-sharing, vacation, disability, medical (including any self-insured arrangement), dental, vision, disability or sick leave benefits, post-retirement benefits (including compensation, pension, health, medical or insurance benefits), health, welfare, prescription, or other fringe or employee benefit plan, agreement, program, policy, or arrangement (other than offer letters for at-will employment without an obligation for severance, except as required by Applicable Law, or guaranteed bonus or similar payment), in each case whether written or unwritten (i) that is maintained, sponsored, administered, entered into or contributed to (or required to be contributed to) by the Company or any of its Subsidiaries for the current or future benefit of any current or former Service Provider or (ii) under which the Company or any of its Subsidiaries has or is reasonably expected to have any direct or indirect obligation or liability, excluding any such plan, agreement, program, policy or arrangement sponsored by a Governmental Authority in respect of which the Company does not and could not reasonably be expected to have any material liability. As of the date hereof and except as contemplated by this Agreement, neither the Company nor any of its Subsidiaries has made any plan or commitment to establish or contribute to any new Company Benefit Plan or materially modify any existing Company Benefit Plan.

(b) With respect to each material Company Benefit Plan, the Company has delivered or made available to BSII copies of, if applicable, (i) such Company Benefit Plan and any amendments thereto (or, if oral, a written summary thereof), (i) any trust or funding agreement related thereto (ii) the most recent summary plan description (if applicable), (iii) the most recent annual report on Form 5500 and all attachments thereto filed with the Internal Revenue Service (if applicable) including all schedules thereto, financial statements and any related actuarial reports, (iv) all material or non-routine correspondence or other communications received since January 1, 2022 from any Governmental Authority regarding such Company Benefit Plan, (v) the most recent determination or opinion letter issued by the Internal Revenue Service, and (vi) documents that are substantially comparable (taking into account differences in Applicable Law and practices) to the documents provided in clauses (i) through (vi).

(c) Each Company Benefit Plan has been established, maintained, and administered in compliance with its terms and Applicable Law. All contributions and other payments required by and due under the terms of each Company Benefit Plan have been timely made in all material respects and all material forms, reports, or returns required to be filed with any Governmental Authority with respect to each Company Benefit Plan have been timely and properly filed.

(d) None of the Company or any of its Subsidiaries sponsors, maintains, contributes to (or is obligated to contribute to), or has any material liability in respect of, or at any time in the six (6) years preceding the date hereof has sponsored, maintained, contributed to (or was obligated to contribute to), or had any material liability in respect of, a defined benefit pension plan. No Company Benefit Plan provides any post-termination or retiree life or health insurance or other material employee welfare benefit to any Person, except as may be required by any Applicable Law.

(e) Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, there are, and since January 1, 2022 there have been, (i) no pending or, to the knowledge of the Company, threatened Actions (other than routine claims for benefits in the ordinary course of business) with respect to any Company Benefit Plan, and (ii) no audits, material inquiries, or proceedings pending or, to the knowledge of the Company, threatened in writing by any Governmental Authority with respect to any Company Benefit Plan.

(f) Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, each Company Benefit Plan (i) if intended to qualify for special tax treatment, meets all the requirements for such treatment, and (iii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

(g) Except as disclosed on Section 5.15 of the Company Disclosure Schedule, neither the execution and delivery of this Agreement by the Company nor the consummation of any of the Transactions (either alone or in connection with any other event, contingent or otherwise) will (i) result in any payment or benefit (including notice, severance, golden parachute, bonus, commission, or otherwise) becoming due to any current or former Service Provider, (ii) result in any forgiveness of Indebtedness to any current or former Service Provider, (iii) increase any compensation or benefits otherwise payable by the Company or any of its Subsidiaries or under any Company Benefit Plan, (iv) result in the acceleration of the time of payment or vesting of any compensation or benefits. No amount that could be received (whether in cash or property or the vesting of property) by any “disqualified individual” (as defined in Section 280G of the Code) under any Company Benefit Plan or otherwise could, separately or in the aggregate, be nondeductible under Section 280G of the Code or subjected to an excise tax under Section 4999 of the Code, in either case, as a result of the consummation of the Transactions. Neither the Company nor any of its Subsidiaries have an obligation to make a “gross-up” or similar payment in respect of any taxes that may become payable under Section 4999, 409A or 457A of the Code.

Section 5.16. Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to, subject to, or in the process of entering into, any Labor Contract (whether written or unwritten) applicable to current or former Service Providers, nor are there any Service Providers represented by a works council or a labor organization or, to the knowledge of the Company, activities or proceedings of any labor union to organize any Service Providers. The consent of or consultation with, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is not required for the Company to enter into this Agreement or to consummate any of the transactions contemplated hereby.

(b) Since January 1, 2022, except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries has been in compliance with Applicable Law regarding labor and employment, including provisions thereof relating to wages, hours, collective bargaining, labor management relations, overtime, employee classification, discrimination, sexual harassment, civil rights, equal opportunity, affirmative action, work authorization, immigration, safety and health, plant closings and mass layoffs, workers compensation, continuation coverage under group health plans, wage payment and the payment and withholding of Taxes (collectively, the “Employment Laws”), (ii)there have been no pending or, to the knowledge of the Company, threatened complaints against the Company or its Subsidiaries regarding unfair labor practices before any Governmental Authority, (iii) there has been no pending or, to the knowledge of the Company, threatened (and the Company does not otherwise reasonably anticipate), strike, labor dispute, slowdown, work stoppage or other labor stoppage or disruption with respect to the Company or any of its Subsidiaries, (iv) there have been no pending or, to the knowledge of the Company, threatened Actions against the Company or any of its Subsidiaries with respect to the Employment Laws, and (v) neither the Company nor any of its Subsidiaries has any material liability with respect to any misclassification of: (A) any Person as an independent contractor rather than as an employee, (B) any employee currently self-employed or employed by another employer, or (C) any employee currently or formerly classified as exempt from any entitlement to overtime wages.

(c) Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries has any “joint employer” liability with respect to any use of service providers, including any independent contractors or other Persons employed by a third-party employment agency or similar provider. Since January 1, 2022: (x) no current or former Service Provider has, to the knowledge of the Company, made written allegations of sexual harassment with potential merit against (A) any current or former officer or director of the Company or its Subsidiaries or (B) any Company employee who, directly or indirectly, supervises at least ten (10) Service Providers, and (y) neither the Company nor any of its Subsidiaries have entered into any settlement agreement as a result of any such allegations of sexual harassment or sexual misconduct by a Service Provider.

Section 5.17. Taxes.

(a) All material Tax Returns required to be filed by the Company or any of its Subsidiaries (taking into account applicable extensions) have been timely filed, and all such Tax Returns (taking into account all amendments thereto) are true, correct and complete in all material respects. The Company and its Subsidiaries have paid all material Taxes (whether or not shown on any Tax Return) that are due and payable by the Company and its Subsidiaries, except with respect to matters contested in good faith by appropriate proceedings, or with respect to which adequate reserves have been made in accordance with IFRS.

(b) Except for Permitted Liens, there are no Liens for Taxes upon the property or assets of the Company or any of its Subsidiaries.

(c) All material amounts of Taxes required to be withheld by the Company and its Subsidiaries have been withheld and, to the extent required, have been paid over to the appropriate Governmental Authority.

(d) None of the Company or any of its Subsidiaries has received from any Governmental Authority written notice of any threatened, proposed, or assessed deficiency for any material Taxes of the Company or any of its Subsidiaries, except for such deficiencies that have been satisfied by payment, settled or withdrawn. To the knowledge of the Company, no material audit or other proceeding by any Governmental Authority is in progress with respect to any Taxes due from the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority that any such audit or proceeding is contemplated or pending.

(e) No written claim has been made by any Governmental Authority in a jurisdiction where the Company does not pay a particular type of Tax or file a particular type of Tax Return that it is or may be required to file such type of Tax Return or pay such type of Tax in such jurisdiction. Since the later of the date of formation or acquisition by the Company, as applicable, no written claim has been made by any Governmental Authority in a jurisdiction where any Subsidiary does not pay a particular type of Tax or file a particular type of Tax Return that it is or may be required to file such type of Tax Return or pay such type of Tax in such jurisdiction.

(f) Neither the Company nor any of its Subsidiaries has a request for a private letter ruling, a request for administrative relief, a request for technical advice or a request for a change of any method of accounting pending with any Governmental Authority. Neither the Company nor any of its Subsidiaries has extended the statute of limitations for assessment, collection or other imposition of any Tax (other than pursuant to an extension of time to file a Tax Return of not more than seven months obtained in the ordinary course of business), which extension is currently in effect.

(g) Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax sharing, indemnification or allocation agreement or other similar Contract, other than any customary commercial Contracts entered into in the ordinary course of business, in each case, which do not primarily relate to Taxes or (i) any such agreement solely among the Company and its Subsidiaries.

(h) Neither the Company nor any of its Subsidiaries has ever been a member of an Affiliated Group (other than an Affiliated Group the common parent of which is the Company or any of its Subsidiaries and which consists only of the Company and its Subsidiaries). Neither the Company nor any of its Subsidiaries has liability for the Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of Applicable Law), as transferor or successor, by Contract (other than pursuant to any customary commercial Contract or Contract entered into in the ordinary course of business, in each case, which does not principally relate to Taxes) or otherwise.

(i) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of: (i) any change in method of accounting for a taxable period ending on or prior to the Closing; (ii) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing; (iii) any installment sale or open transaction disposition made on or prior to the Closing; or (iv) any deferred revenue or prepaid amount received on or prior to the Closing outside the ordinary course of business.

(j) Neither the Company nor any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2), or any other transaction requiring disclosure under analogous provisions of U.S. state, local or non-U.S. law.

(k) Neither the Company nor any of its Subsidiaries is a (i) “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code, (ii) U.S. corporation under Section 7874(b) of the Code or (iii) stapled entity within the meaning of Section 269B of the Code.

(l) Based on its current and expected income and assets (taking into account the expected cash proceeds to be received by the Company from the Transactions and the Company’s anticipated market capitalization following the Transactions) the Company believes it was not a passive foreign investment company (“PFIC”) within the meaning of Section 1297 of the Code for its taxable year ending December 31, 2023 and does not expect to be a PFIC for its taxable year ending December 31, 2024 or in the foreseeable future.

(m) All material payments between or among the Company and any of its Subsidiaries or between or among its Subsidiaries and any material transactions between or among the Company and any of its Subsidiaries or between or among its Subsidiaries have complied with all applicable transfer pricing requirements imposed by Applicable Law, including proper documentation and reporting as required by any Applicable Law related to transfer pricing.

(n) Merger Sub has not filed an IRS Form 8832 electing to be treated as a partnership or an entity disregarded as separate from its owner for U.S. federal income tax purposes. As of immediately prior to the Merger Effective Time, Merger Sub shall be a direct, wholly owned Subsidiary of the Company.

(o) None of the Company and any of its Subsidiaries or predecessors by merger or consolidation has been a party to any transaction intended to qualify under Section 355 of the Code.

(p) The prices and terms of the provision of any property or services by or to the Company or any of its Subsidiaries are arm’s length for purposes of the relevant transfer pricing laws, and all related documentation required by such laws has been timely prepared or obtained and, if necessary, retained.

(q) Neither the Company nor any of its Subsidiaries has participated in or cooperated with, or has agreed to participate in or cooperate with, or is participating in or cooperating with, any international boycott within the meaning of Section 999 of the Code.

Section 5.18. Insurance. Section 5.18 of the Company Disclosure Schedule sets forth a true, correct and complete list of all material policies of insurance held by, or for the benefit of, the Company or any of its Subsidiaries as of the date of this Agreement. True, correct and complete copies of such insurance policies, together with all amendments, modifications, or supplements thereto have been provided to BSII. With respect to each such insurance policy: (a) the policy is legal, valid, binding and to the knowledge of the Company, enforceable in accordance with its terms and is in full force and effect, (b) neither the Company nor any of its Subsidiaries is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and to the knowledge of the Company, no event has occurred which, with or without notice or the lapse of time or both, will constitute such a breach or default, or permit termination or modification, under the policy, (c) to the knowledge of the Company, no insurer on any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation, (d) no written notice of cancellation, termination, non-renewal, disallowance or reduction in coverage has been received (or, to the Company’s knowledge, threatened), nor has there been any lapse in coverage since January 1, 2022 and (e) there are no material claims by the Company nor any of its Subsidiaries pending under any of the insurance policies as to which coverage has been denied or disputed by the underwriters of such policies or in respect of which such underwriters have reserved their rights. Neither the Company nor any of its Subsidiaries have any material self-insurance programs. To the knowledge of the Company, there is no fact, condition, situation or set of circumstances (including the consummation of the transactions contemplated hereby) that could reasonably be expected to result in or be the basis for any material premium increase with respect to, or material alteration of coverage under, any insurance policy. The insurance policies are with reputable insurance carriers and provide coverage to the Company and its Subsidiaries against all risk of the businesses of the Company and its Subsidiaries that to the knowledge of the Company are reasonable and appropriate considering the business of the Company and its Subsidiaries (including the Contracts to which they are bound).

Section 5.19. Real Property; Assets.

(a) Except as would not have a material adverse effect on the business of the Company and its Subsidiaries, taken as a whole, the Company and/or its Subsidiaries own and possess good and marketable fee simple, or local equivalent, title in and to that certain real property described on Schedule 5.19(a) of the Company Disclosure Schedule, in each case, free and clear of all Liens except Permitted Liens (the “Owned Real Property”), and none of the Owned Real Property is subject to or encumbered by any option, right of first refusal or other contractual right or obligation to sell, lease, sublease, assign or otherwise dispose of such Owned Real Property.

(b) Section 5.19(b) of the Company Disclosure Schedule (i) correctly describes, as of the date hereof, all real property that the Company and its Subsidiaries lease, sublease, use, license or operate and (ii) contains a complete and accurate list of Leased Real Property. The Owned Real Property and the Leased Real Property constitute all of the real property occupied or operated by the Company and its Subsidiaries in connection with their business.

(c) Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, (A) each lease related to the Leased Real Property to which the Company or any of its Subsidiaries is a party is a legal, valid, binding and enforceable obligation of the Company or its Subsidiaries party thereto, and to the knowledge of the Company, the counterparties thereto, and is in full force and effect, (B) the Company and its Subsidiaries have valid leasehold interests in, and enjoy undisturbed possession of, all Leased Real Property, and (C) neither the Company nor any of its Subsidiaries is in breach or default under any such lease, and no condition exists which (with or without notice or lapse of time or both) would constitute a default by the Company or any of its Subsidiaries thereunder or, to the knowledge of the Company, by the other parties thereto.

(d) Neither the Company nor any of its Subsidiaries have subleased or otherwise granted any Person the right to use or occupy any Leased Real Property, which is still in effect, that involve aggregate payments of $4,000,000 in any calendar year. Neither the Company nor any of its Subsidiaries have mortgaged, deeded in trust, collaterally assigned or granted any other security interest in the Leased Real Property or any interest therein, which is still in effect. Except for Permitted Liens, there exist no Liens affecting all or any portion of the Leased Real Property created by, through or under the Company or any of its Subsidiaries.

(e) There are no pending or, to the knowledge of the Company, threatened (i) Actions or other proceedings to take all or any portion of the Leased Real Property or any interests therein by eminent domain or any condemnation proceeding (or the jurisdictional equivalent thereof) or (ii) sales or dispositions in relation to any such Action or proceeding. There is no purchase option, right of first refusal, first option or other similar right held by the Company or any of its Subsidiaries with respect to, or any real estate, building or other improvement affected by, any portion of the Leased Real Property.

(f) The Company and its Subsidiaries have good title to, or in the case of leased properties and assets, have valid leasehold interests in, all of the property and assets (whether personal, tangible or intangible) reflected on the Company Financial Statements or acquired by the Company and its Subsidiaries after June 30, 2024, except for properties, assets and rights sold since June 30, 2024 in the ordinary course of business (or, with respect to such properties and assets sold after the date of this Agreement, as permitted pursuant to Section 7.01) or where the failure to have such good title or valid leasehold interests would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

Section 5.20. Environmental Matters.

(a) Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect: (A) the Company and its Subsidiaries are, and at all times since their respective dates of incorporation, organization, or formation have been, in compliance with all Environmental Laws, and (B) there are no existing facts or circumstances which would reasonably be expected to prevent such compliance in the future and all Permits held by the Company pursuant to applicable Environmental Laws (if any) are in full force and effect and no appeal or any other Action is pending to revoke or modify any such Permit.

(b) No notice of violation, demand, request for information, citation, summons or order has been received by the Company relating to or arising out of any Environmental Laws, other than those relating to matters that have been fully resolved or that remain pending and, if adversely determined, would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(c) Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has agreed to indemnify any other Person against liability under Environmental Laws, or to assume or undertake any liability of another Person under Environmental Laws (other than pursuant to any customary commercial Contract entered into in the ordinary course of business which does not principally relate to Environmental Laws and which is not in respect of any material liability or potential liability under Environmental Laws).

(d) Copies of all material written reports (in the case of reports with multiple drafts or versions, the final draft or version), notices of violation, orders, audits, assessments and all other material environmental reports, in the possession, custody or control of the Company or its Subsidiaries, relating to environmental conditions in, on or about the Leased Real Property or to the Company’s or its Subsidiaries’ compliance with Environmental Laws have been made available to BSII.

Section 5.21. Affiliate Transactions. Except for any Company Benefit Plan (including any employment or stock appreciation rights agreements entered into in the ordinary course of business by the Company or any of its Subsidiaries) or as set forth in Section 5.21 of the Company Disclosure Schedule, no (a) Company Shareholder, (b) former or current director, officer, manager, employee, authorized representative, indirect or direct equityholder, optionholder or member of the Company or any of its Subsidiaries or (c) any Affiliate or “associate” or any member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Securities Exchange Act of 1934), of any Person described in the foregoing clauses (a) or (b), in each case, other than the Company or any of its Subsidiaries (each a “Related Party”), is (i) a party to any Contract or business arrangement with the Company or any of its Subsidiaries, (ii) provides any services to, or is owed any money by or owes any money to, or has any claim or right against, the Company or any of its Subsidiaries (other than, in each case, compensation for services performed by a Person as director, officer, service provider or employee of the Company or any of its Subsidiaries and amounts reimbursable for routine travel and other business expenses in the ordinary course of business), or (iii) directly or indirectly owns, or otherwise has any right, title or interest in, to or under, any tangible or intangible property, asset, or right that is, has been, or is currently planned to be used by the Company or any of its Subsidiaries, in each of clauses (i) through (iii) in excess of $4,000,000.

Section 5.22. Vendors. Section 5.22 of the Company Disclosure Schedule sets forth a complete and accurate list of the Top Vendors, and the amount of consideration paid to such suppliers for such period. Since June 30, 2024, no Top Vendor has cancelled, terminated, reduced or altered (including any material reduction in the rate or amount of sales or purchases or material increase in the prices charged or paid, as the case may be) its business relationship with the Company or any of its Subsidiaries other than due to the expiration of an existing contractual arrangement, and the Company has not received a written notice from any of the Top Vendors stating the intention of such Person to do so.

Section 5.23. Customers. Section 5.23 of the Company Disclosure Schedule sets forth a complete and accurate list of the Top Customers, and the revenue generated from such customers for such period. Since June 30, 2024, no Top Customer has cancelled, terminated, reduced or altered (including any material reduction in the rate or amount of sales or purchases or material increase in the prices charged or paid, as the case may be) its business relationship with the Company or any of its Subsidiaries other than due to the expiration of an existing contractual arrangement, and the Company has not received a written notice from any of the Top Customers stating the intention of such Person to do so.

Section 5.24. Certain Business Practices; Anti-Corruption; Anti-Money Laundering and Sanctions.

(a) The Company and its Subsidiaries, and to the knowledge of the Company, each of the Company’s and its Subsidiaries’ respective officers, directors, employees, agents, representatives or other Persons acting on its behalf, have in the past five years complied with, are and will be in compliance with Anti-Corruption Laws.

(b) Neither the Company nor any of its Subsidiaries, nor to the knowledge of the Company, any of the Company’s or its Subsidiaries’ respective officers, directors, employees, agents, representatives or other Persons acting on behalf of the Company or its Subsidiaries, in the past five years (i) has offered, promised, given or authorized the giving of money or anything else of value, whether directly or through another Person, to (A) any Government Official or (B) any other Person with the knowledge that all or any portion of the money or thing of value will be offered or given to a Government Official, in each of the foregoing clauses (A) and (B) for the purpose of influencing any action or decision of the Government Official in his or her official capacity, including a decision to fail to perform his or her official duties, inducing the Government Official to use his or her influence with any Governmental Authority to affect or influence any official act, or otherwise obtaining an improper advantage; or (ii) has made or will make or authorize any other Person to make any payments or transfers of value which have the purpose or effect of commercial bribery, or acceptance or acquiescence in kickbacks or other unlawful or improper means of obtaining or retaining business. For purposes of the foregoing clauses (A) and (B), a Person shall be deemed to have “knowledge” with respect to conduct, circumstances or results if such Person is aware of (i) the existence of or (ii) a high probability of the existence of such conduct, circumstances or results.

(c) The Company and each of its Subsidiaries has maintained and currently maintains (i) books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries, and (ii) internal accounting controls sufficient to provide reasonable assurances that all transactions and access to assets of each of the Company and its Subsidiaries were, have been and are executed only in accordance with management’s general or specific authorization.

(d) The Company and each of its Subsidiaries has in place policies, procedures and controls that are reasonably designed to promote and ensure compliance with Anti-Corruption Laws.

(e) To the knowledge of the Company, none of the Company’s nor any of its Subsidiaries’ respective beneficial owners, officers, directors, employees, agents, representatives or other persons acting on their behalf is or was a Government Official having the power to decide on policies affecting the Company’s operations or a close family member of such Government Official.

(f) To the knowledge of the Company, no Governmental Authority is investigating or has in the past five years conducted, initiated or threatened any investigation of the Company or any of its Subsidiaries, or the Company’s or its Subsidiaries’ respective officers, directors or employees for alleged violation of Anti-Corruption Laws in connection with activities relating to the Company or any of its Subsidiaries.

(g) Neither the Company nor any of its Subsidiaries, nor any of the Company’s or its Subsidiaries’ Affiliates, nor to the knowledge of the Company, any of the Company’s or its Subsidiaries’ directors, officers, employees, agents, representatives or other Persons acting on its behalf, is, or is owned or controlled by one or more Persons that are: (i) the subject of any sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control or the U.S. Department of State, the United Nations Security Council, the European Union, or other relevant sanctions authority (collectively, “Sanctions”), or (ii) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, the Crimea Region of Ukraine, Cuba, Iran, North Korea, and Syria) (collectively, the “Sanctioned Territories”) or has conducted business with any Person or entity, or any of its officers, directors, employees, agents, representatives or other Persons acting on its behalf, that is (i) the subject of any Sanctions, or (ii) located, organized or resident in any of the Sanctioned Territories.

(h) The operations of the Company and each of its Subsidiaries are and have been conducted at all times in the past five years in compliance with all applicable financial recordkeeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and the applicable anti-money laundering statutes of jurisdictions where the Company and its Subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Anti-Money Laundering Laws”), and no Action involving the Company or any of its Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the Company’s knowledge, threatened; provided, however, that in respect of those of the Company’s Subsidiaries that have been acquired by the Company during the past five years, in relation to the operations of such Subsidiaries prior to acquisition, the foregoing representation is given to the knowledge of the Company, having conducted reasonable and customary due diligence in respect of such Subsidiary.

(i) There are no (i) claims, damages, liabilities, obligations, losses, penalties, actions, judgments and/or written allegations asserted against, paid or payable by the Company or each of its Subsidiaries, or any of their directors, officers, employees, agents, representatives or other Persons acting on their behalf in relation to the conduct of the business by such Company or Subsidiaries in connection with non-compliance with any applicable Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions by such Person, or (ii) completed, outstanding or to the knowledge of the Company, threatened investigations (whether by the Company or each of its Subsidiaries, any third parties or Governmental Authority) involving possible non-compliance with applicable Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions by any directors, officers, employees, agents, representatives of the Company or each of its Subsidiaries or other Persons acting on their behalf. To the knowledge of the Company, there are no circumstances which may be reasonably expected to give rise to any such claims, damages, liabilities, obligations, losses, penalties, actions, judgments, allegations and/or investigations.

Section 5.25. Registration Statement and Proxy Statement. On the date of any filing pursuant to Rule 424(b), the date that the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to BSII Shareholders, and at the time of the BSII Extraordinary General Meeting, assuming the disclosures of BSII and Affiliates contained in the Registration Statement and Proxy Statement (together with any amendments or supplements thereto) are true, correct and complete, none of the information furnished by or on behalf of the Company or Merger Sub in writing specifically for inclusion in the Registration Statement or Proxy Statement will include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. All documents that the Company is responsible for filing with the SEC in connection with the Transactions will comply in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be.

Section 5.26. Bankruptcy, Insolvency or Judicial Composition Proceedings. To the knowledge of the Company, no bankruptcy, insolvency or judicial composition proceedings concerning the Company or any of its Subsidiaries have been applied for. To the knowledge of the Company, no circumstances exist which would require an application for any bankruptcy, insolvency or judicial composition proceedings concerning the Company or any of its Subsidiaries. No steps have been taken by the Company or any of its Subsidiaries or proposed by or to the Company or any of its Subsidiaries for the winding-up, bankruptcy, administration, insolvency or dissolution of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is insolvent under the laws of its jurisdiction of incorporation or unable to pay its debts as they fall due and neither the Company nor any of its Subsidiaries has stopped paying its debts when due or indicated in writing an intention to do so.

Section 5.27. Brokers’ Fees. Section 5.27 of the Company Disclosure Schedule sets forth each broker, finder, investment banker, intermediary or other Person that is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by the Company, any of its Subsidiaries or any of their Affiliates.

Section 5.28. No Additional Representations and Warranties; No Outside Reliance. Except for the representations and warranties provided in this Article 5, and the representations and warranties as may be provided in the Ancillary Agreements, neither the Company nor any of their respective Subsidiaries or Affiliates, nor any of their respective directors, managers, officers, employees, equity holders, partners, members, advisors, agents or representatives has made, or is making, any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, relating to or with respect to this Agreement or the transactions contemplated hereby or thereby to BSII. Neither the Company nor any of their respective Subsidiaries or Affiliates, nor any of their respective directors, managers, officers, employees, equityholders, partners, members, advisors, agents or representatives has made, or is making, any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, relating or with respect to any financial information, financial projections, forecasts, budgets or any other document or information made available to BSII or any other Person (including information provided in any formal or informal management presentation) except for the representations and warranties made by the Company to BSII in this Article 5 and the representations and warranties as may be provided in the Ancillary Agreements. Each of the Company and its Subsidiaries hereby expressly disclaims any representations or warranties other than those expressly given by the Company in this Article 5 and as may be provided in the Ancillary Agreements. The Company and Merger Sub acknowledge and agree that, except for the representations and warranties contained in Article 6 or the Ancillary Agreements, neither BSII nor any of its Affiliates nor any other Person has made or is making any representation or warranty, express or implied, as to the accuracy or completeness of any information, data, or statement regarding BSII or the transactions contemplated hereunder or thereunder, including in respect of BSII, the business, the operations, prospects, or condition (financial or otherwise), or the accuracy or completeness of any document, projection, material, statement, or other information not expressly set forth in Article 6 or the Ancillary Agreements. None of the Company and Merger Sub is relying on any representations or warranties other than those representations or warranties set forth in Article 6 or the Ancillary Agreements. Notwithstanding the foregoing, nothing in this Section 5.28 shall limit BSII’s remedies in the event of fraud.

Article 6
Representations and Warranties of BSII

Except as set forth in the BSII Disclosure Schedule (subject to Section 12.14) or in any publicly available SEC Document filed by BSII no later than 5:30 p.m. on the day immediately before the date of this Agreement (other than disclosures in the “Risk Factors” or “Forward Looking Statements” of any such SEC Document and other disclosures to the extent that such disclosure is predictive or forward-looking in nature, except for any specific factual information contained therein, which shall not be excluded), BSII represents and warrants to the Company as of the date hereof and as of the Closing as follows:

Section 6.01. Corporate Organization.

(a) BSII has been duly incorporated and is validly existing and in good standing under the laws of the Cayman Islands, and has all requisite corporate or similar organizational power and authority to own or lease its properties and to conduct its business as it is now being conducted.

(b) A true and complete copy of the BSII Governing Document has been made available by BSII to the Company. The BSII Governing Document is in full force and effect and BSII is not in violation of any of the provisions thereof.

(c) BSII is duly licensed or qualified and, where applicable, in good standing as a foreign company or other entity in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified would not reasonably be expected to have a BSII Material Adverse Effect.

(d) BSII has no Subsidiaries, and does not own, directly or indirectly, any Equity Securities or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. BSII is not obligated to make any investment in or capital contribution to or on behalf of any other Person.

Section 6.02. Corporate Authorization.

(a) BSII has all requisite corporate or similar organizational power and authority to execute and deliver this Agreement and each Ancillary Agreement to which BSII is (or is specified to be) a party and, subject to obtaining the BSII Shareholder Approval, to perform all obligations to be performed by it hereunder and thereunder. The execution and delivery of this Agreement and each Ancillary Agreement to which BSII is (or is specified to be) a party, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized and approved by the BSII Board, and no other corporate or similar organizational action on the part of BSII or any holders of any Equity Securities of BSII is necessary to authorize the execution and delivery by BSII of this Agreement or the Ancillary Agreements to which BSII is (or is specified to be) a party, the performance by BSII of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby, other than the BSII Shareholder Approval. This Agreement has been duly and validly executed and delivered by BSII and, assuming this Agreement constitutes a legal, valid and binding obligation of the other parties hereto, this Agreement constitutes a legal, valid and binding obligation of BSII, enforceable against BSII in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. Each Ancillary Agreement to which BSII is (or is specified to be) a party, when executed and delivered by BSII, will be duly and validly executed and delivered by BSII, and, assuming such Ancillary Agreement constitutes a legal, valid and binding obligation of the other parties thereto, will constitute a legal, valid and binding obligation of BSII, enforceable against BSII in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) The BSII Shareholder Approval is the only vote of any of BSII’s share capital necessary in connection with the entry into this Agreement by BSII, and the consummation of the transactions contemplated hereby, including the Closing.

(c) At a meeting duly called and held, the BSII Board has unanimously: (i) approved this Agreement, the Ancillary Agreements to which BSII is a party and the Transactions, (ii) determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of the BSII Shareholders; (iii) determined that the fair market value of the Company is equal to at least 80% of the amount held in the Trust Account, as applicable; (iv) approved the Transactions as a Business Combination; and (v) resolved to recommend to the Pre-Closing BSII Holders approval of the Transaction Proposals (the “BSII Board Recommendation”).

Section 6.03. Governmental Authorizations; Consents. Assuming the representations and warranties of the Company and Merger Sub contained in this Agreement are true, correct and complete, no consent, approval or authorization of, or designation, declaration, filing, notice or action with, any Governmental Authority or other Person is required on the part of BSII with respect to BSII’s execution, delivery and performance of this Agreement or any Ancillary Agreement to which BSII is (or is specified to be) a party or the consummation of the transactions contemplated hereby or thereby, except for (a) the filing of the Plan of Merger and related documentation with the Cayman Islands Registrar of Companies and the publication of notification of the Merger in the Cayman Islands Government Gazette in accordance with the Cayman Islands Companies Act, (b) the declaration of effectiveness of the Registration Statement and the Proxy Statement by the SEC, (c) the BSII Shareholder Approval, or (d) any consents, approvals, authorizations, designations, filings, notices or actions, the absence of which would not reasonably be expected to be, individually or in the aggregate, material to BSII, taken as a whole.

Section 6.04. Noncontravention. The execution, delivery and performance of this Agreement and each Ancillary Agreement to which BSII is (or is specified to be) a party by BSII and the consummation of the transactions contemplated hereby and thereby do not and will not (a) contravene, conflict with or violate any provision of, or result in the breach of, any Applicable Law, or the BSII Governing Document, (b) assuming the receipt of the consents, approvals, authorizations and other requirements set forth in Section 6.03, conflict with, violate or result in a breach of any term, condition or provision of any material Contract to which BSII is a party or by which BSII is bound, or terminate or result in a default under, or require any consent, notice or other action by any Person under (with or without notice or lapse of time, or both) or the loss of any right under, or create any right of termination, acceleration or cancellation of any such material Contract, or (c) result in the creation of any Lien (except for Permitted Liens) upon any of the properties or assets of BSII or constitute an event which, after notice or lapse of time or both, would reasonably be expected to result in any such violation, breach, termination or creation of a Lien, except in each case of clauses (a), (b) and (c) above to the extent that the occurrence of each of the foregoing would not reasonably be expected to have a BSII Material Adverse Effect.

Section 6.05. Litigation and Proceedings. There are no Actions or, to the knowledge of BSII, investigations pending before or by any Governmental Authority or, to the knowledge of BSII, threatened, against BSII or any of its properties or assets, or, to the knowledge of BSII, any of its directors or employees, in their capacity as such, that would reasonably be expected to have, individually or in the aggregate, a BSII Material Adverse Effect or which in any manner challenges or seeks to prevent or enjoin the transactions contemplated hereby. There is no unsatisfied judgment or any open injunction binding upon BSII. Neither BSII nor any property or asset of BSII has been subject to any Governmental Order that would reasonably be expected to have a BSII Material Adverse Effect.

Section 6.06. BSII Capitalization.

(a) As of the date hereof, the authorized share capital of BSII consists of  (i) 150,000,000 BSII Class A Ordinary Shares, of which 15,300,000 BSII Class A Ordinary Shares are issued and outstanding (assuming the full separation of the BSII Units), (ii) 15,000,000 BSII Class B Ordinary Shares, of which 3,825,000 BSII Class B Ordinary Shares are issued and outstanding, and (iii) 1,500,000 preference shares of BSII, par value $0.0001 per share, of which no preference shares are issued and outstanding. As of the date hereof, there are issued and outstanding BSII Warrants in respect of 16,220,000 BSII Class A Ordinary Shares (assuming the full separation of the BSII Units), which will entitle the holders thereof to purchase BSII Ordinary Shares at an exercise price of $11.50 per share on the terms and conditions set forth in the applicable warrant agreement. All of the issued and outstanding BSII Ordinary Shares (i) have been duly authorized and validly issued and are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any preemptive rights, rights of first refusal or similar rights, and (ii) are free and clear of all Liens and other restrictions (including any restriction on the right to vote, sell or otherwise dispose of such Equity Securities).

(b) Except for the BSII Ordinary Shares and the BSII Warrants as set forth in Section 6.06(a), there are no Equity Securities of BSII. Other than the BSII Shareholder Redemption Right, there are no outstanding contractual obligations of BSII to repurchase, redeem or otherwise acquire any Equity Securities of BSII.

Section 6.07. Undisclosed Liabilities. There is no material liability, debt or obligation of BSII, except for liabilities, debts and obligations (i) reflected or reserved for on BSII’s balance sheet for the quarterly period ended June 30, 2024 as reported on Form 10-Q or disclosed in the notes thereto, (ii) that have arisen since June 30, 2024 in the ordinary course of the operation of business of BSII or (iii) incurred in connection with the Transactions.

Section 6.08. BSII SEC Documents; Controls.

(a) BSII has timely filed or furnished with the SEC all forms, reports, schedules and statements required to be filed or furnished under the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (such forms, reports, schedules, and statements other than the Proxy Statement and the Registration Statement, the “SEC Documents”). As of their respective filing (or furnishing) dates, each of the SEC Documents, as amended (including all exhibits and schedules thereto and documents incorporated by reference therein), complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such SEC Documents, and none of the SEC Documents contained, when filed or, if amended prior to the date hereof, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the SEC Documents are the subject of ongoing SEC review or outstanding SEC comment and, to BSII’s knowledge, neither the SEC nor any other Governmental Authority is conducting any investigation or review of any SEC Document. No written notice of any SEC review or investigation of BSII or the SEC Documents has been received by BSII.

(b) The financial statements of BSII included in the SEC Documents, including all notes and schedules thereto, complied in all material respects when filed, or if amended prior to the date hereof, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP (except as may be indicated in the notes thereto, or in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with the applicable requirements of GAAP (except as may be indicated in the notes thereto, subject, in the case of the unaudited statements, to normal year-end audit adjustments that are not material) the financial position of BSII, as of their respective dates, and the results of operations and cash flows of BSII, for the periods presented therein.

(c) BSII has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act and the listing standards of the Qualified Stock Exchange). BSII’s disclosure controls and procedures are (i) designed to provide reasonable assurance regarding the reliability of BSII’s financial reporting and the preparation of financial statements for external purposes in material conformity with GAAP and (ii) reasonably designed to ensure that material information relating to BSII is accumulated and communicated to BSII’s management as appropriate. Since BSII’s formation, there have been no significant deficiencies or material weakness in BSII’s internal control over financial reporting (whether or not remediated) and no change in BSII’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, BSII’s internal control over financial reporting.

Section 6.09. Listing. As of the date hereof, the issued and outstanding BSII Units, BSII Class A Ordinary Shares and BSII Warrants issued as part of the BSII Units are each registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under the symbols “BSIIU,” “BSII” and “BSIIW” respectively. As of the date hereof, BSII is in compliance with the rules of the Nasdaq and there is no Action pending, or to the knowledge of BSII, threatened against BSII by the Nasdaq or the SEC with respect to any intention by such entity to deregister BSII Units, BSII Class A Ordinary Shares or BSII Warrants or prohibit or terminate the listing of BSII Units, BSII Class A Ordinary Shares or BSII Warrants on the Nasdaq. BSII has not taken any action in an attempt to terminate the registration of BSII Units, BSII Ordinary Shares or BSII Warrants under the Exchange Act except as contemplated by this Agreement.

Section 6.10. Registration Statement and Proxy Statement. On the date of any filing pursuant to Rule 424(b) and/or pursuant to Section 14A is declared effective, the date the Proxy Statement is first mailed to BSII Shareholders, and at the time of the BSII Extraordinary General Meeting, assuming the disclosures of the Company and its subsidiaries and Affiliates contained in the Registration Statement and Proxy Statement (together with any amendments or supplements thereto) are true, correct and complete, none of the information furnished by or on behalf of BSII in writing specifically for inclusion in the Registration Statement or Proxy Statement will include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. All documents that BSII is responsible for filing with the SEC in connection with the Transactions will comply in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be.

Section 6.11. Trust Account. As of the date of this Agreement, BSII has (and, if no holders of BSII Ordinary Shares exercise the BSII Shareholder Redemption Right, will have immediately prior to the Closing) at least $153,000,000 in the Trust Account, with such funds invested in United States government securities within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”) or in money market funds meeting the conditions of paragraphs (d)(1), (d)(2), (d)(3) and (d)(4) of Rule 2a-7 promulgated under the Investment Company Act (or any successor rule), held as uninvested cash or deposited into interest bearing or non-interest bearing demand deposit accounts and held in trust by the Trustee pursuant to the Trust Agreement. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of BSII and the Trustee, enforceable in accordance with its terms. The Trust Agreement has not been terminated, repudiated, rescinded, amended, supplemented or modified, in any respect, and no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no side letters and (except for the Trust Agreement) there are no agreements, contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (a) cause the description of the Trust Agreement in the Prospectus to be inaccurate in any material respect or (b) entitle any Person (other than (x) holders of BSII Ordinary Shares who shall have exercised their BSII Shareholder Redemption Right and (y) any underwriters in connection with BSII’s initial public offering which may be entitled to deferred underwriting discounts and commissions specified in the Prospectus) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except (i) to pay Taxes from any interest income earned in the Trust Account, (ii) to redeem BSII Class A Ordinary Shares pursuant to the BSII Shareholder Redemption Right, and (iii) as permitted under the Trust Agreement. BSII has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and, to the knowledge of BSII, no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder. There are no Actions pending or, to the knowledge of BSII, threatened with respect to the Trust Account.

Section 6.12. Absence of Certain Changes. Since its formation through the date of this Agreement, BSII has not (a) conducted business other than its formation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in the Prospectus (including the investigation of the Company and its Subsidiaries and the negotiation and execution of this Agreement) and related activities and (b) been subject to a BSII Material Adverse Effect. Except as set forth in BSII’s SEC reports filed prior to the date of this Agreement, and except as contemplated by this Agreement, since June 30, 2024, through the date of this Agreement, there has not been any action taken or agreed upon by BSII that would be prohibited by Section 8.01 if such action were taken on or after the date hereof without the consent of the Company.

Section 6.13. Compliance with Laws; Permits. BSII is, and since its date of formation has been, in compliance with Applicable Law in all material respects, except as would not reasonably be expected to have a BSII Material Adverse Effect. Since BSII’s date of formation, (a) BSII has not been subjected to, or received any notification from, any Governmental Authority of a violation of any Applicable Law or any investigation by a Governmental Authority for actual or alleged violation of any Applicable Law, (b) to the knowledge of BSII, no claims have been filed against BSII with any Governmental Authority alleging any material failure by BSII to comply with any Applicable Law, and (c) BSII has not made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Applicable Law.

Section 6.14. Contracts. Other than this Agreement, the Ancillary Agreements or any Contracts that are exhibits to the SEC Documents, there are no Contracts to which BSII is a party or by which BSII’s properties or assets may be bound, subject or affected, which (a) creates or imposes a liability greater than $50,000, (b) may not be cancelled by BSII on less than 60 days’ prior notice without payment of a material penalty or termination fee or (c) prohibits, prevents, restricts or impairs in any material respect any business practice of BSII as its business is currently conducted, any acquisition of material property by BSII, or restricts in any material respect the ability of BSII from engaging in business as currently conducted by it or from competing with any other Person (each such contract, a “BSII Material Contract”). All BSII Material Contracts have been made available to the Company.

Section 6.15. Employees and Employee Benefits Plans. BSII does not (a) have any paid employees or (b) maintain, sponsor, contribute to or otherwise have any liability under any employee benefit plans. Neither the execution and delivery of this Agreement or the other Ancillary Agreements nor the consummation of any Transactions will: (a) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or employee of BSII; or (b) result in the acceleration of the time of payment or vesting of any such benefits. Other than reimbursement of any out-of-pocket expenses incurred by BSII’s officers and directors in connection with activities on BSII’s behalf in an aggregate amount not in excess of the amount of cash held by BSII outside of the Trust Account, BSII has no unsatisfied material liability with respect to any officer or director.

Section 6.16. Properties. BSII does not own, license or otherwise have any right, title or interest in any material Intellectual Property rights (other than trademarks). BSII does not own, or otherwise have an interest in, any real property, including under any real property lease, sublease, space sharing, license or other occupancy agreement.

Section 6.17. Affiliate Transactions. Except for equity ownership or employment relationships (including any employment or similar Contract) expressly contemplated by this Agreement, any non-disclosure or confidentiality Contract entered into in connection with the “wall-crossing” of BSII Shareholders, any Ancillary Agreement or any Contract that is an exhibit to the SEC Documents or described therein, (a) there are no transactions or Contracts, or series of related transactions or Contracts, between BSII, on the one hand, and any director or officer of BSII, Sponsor, any beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of 5% or more of the BSII Ordinary Shares or, to the knowledge of BSII, any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, nor is any Indebtedness owed by or to BSII, on the one hand, to or by Sponsor or any such director, officer, beneficial owner, associate or immediate family member, on the other hand, and (b) none of the officers or directors (or members of a similar governing body) of BSII, Sponsor, any beneficial owner of 5% or more of the BSII Ordinary Shares or, to the knowledge of BSII, their respective “associates” or “immediate family members” owns directly or indirectly in whole or in part, or has any other material interest in, (i) any material tangible or real property that BSII uses, owns or leases (other than through any Equity Securities of BSII) or (ii) any customer, vendor or other material business relation of BSII or Sponsor, in each of clauses (i) and (ii) in excess of $4,000,000.

Section 6.18. Taxes.

(a) All material Tax Returns required to be filed by BSII (taking into account applicable extensions) have been timely filed in all material respects, and all such Tax Returns (taking into account all amendments thereto) are true, correct and complete in all material respects.

(b) BSII has paid all material Taxes (whether or not shown on any Tax Return) that are due and payable by BSII, except with respect to matters contested in good faith by appropriate proceedings and with respect to which adequate reserves have been made in accordance with GAAP.

(c) Except for Permitted Liens, there are no Liens for Taxes upon the property or assets of BSII.

(d) All material amounts of Taxes required to be withheld by BSII have been withheld and, to the extent required, have been paid over to the appropriate Governmental Authority.

(e) BSII has not received from any Governmental Authority written notice of any threatened, proposed, or assessed deficiency for any material Taxes of BSII, except for such deficiencies that have been satisfied by payment, settled or withdrawn. To the knowledge of BSII, no material audit or other proceeding by any Governmental Authority is in progress with respect to any material Taxes due from BSII, and BSII has not received written notice from any Governmental Authority that any such audit or proceeding is contemplated or pending.

(f) No written claim has been made by any Governmental Authority in a jurisdiction where BSII does not pay a particular type of Tax or file a particular type of Tax Return that it is or may be required to file such type of Tax Return or pay such type of Tax in such jurisdiction.

(g) BSII does not have a request for a private letter ruling, a request for administrative relief, a request for technical advice or a request for a change of any method of accounting pending with any Governmental Authority. BSII has not extended the statute of limitations for assessment, collection or other imposition of any material amount of Tax (other than pursuant to an extension of time to file a Tax Return of not more than seven months obtained in the ordinary course of business), which extension is currently in effect.

(h) BSII is not a party to or bound by any Tax sharing, indemnification or allocation agreement or other similar Contract, other than any customary commercial Contracts entered into in the ordinary course of business, in each case, which do not primarily relate to Taxes.

(i) BSII has never been a member of an Affiliated Group. BSII does not have liability for the Taxes of any other Person under Treasury Regulations Section 1.1502-6 (or any similar provision of Applicable Law), as transferor or successor, by Contract (other than pursuant to any customary commercial Contract or Contract entered into in the ordinary course of business, in each case, which does not principally relate to Taxes) or otherwise.

(j) BSII will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of: (i) any change in method of accounting for a taxable period ending on or prior to the Closing; (ii) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing; (iii) any installment sale or open transaction disposition made on or prior to the Closing; or (iv) any deferred revenue or prepaid amount received on or prior to the Closing outside the ordinary course of business.

(k) BSII is not a (i) “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code, (ii) U.S. corporation under Section 7874(b) of the Code or (iii) stapled entity within the meaning of Section 269B of the Code.

(l) BSII has not been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2), or any other transaction requiring disclosure under analogous provisions of U.S. state, local or non-U.S. law.

Section 6.19. Certain Business Practices; Anti-Corruption; Anti-Money Laundering and Sanctions.

(a) BSII, and to the knowledge of BSII, each of BSII’s officers, directors, employees, agents, representatives or other Persons acting on its behalf, have in the past three years complied with, are and will be in compliance with Anti-Corruption Laws.

(b) Neither BSII, nor to the knowledge of BSII, any of BSII’s officers, directors, employees, agents, representatives or other Persons acting on behalf of BSII, since incorporation (i) has offered, promised, given or authorized the giving of money or anything else of value, whether directly or through another Person, to (A) any Government Official or (B) any other Person with the knowledge that all or any portion of the money or thing of value will be offered or given to a Government Official, in each of the foregoing clauses (A) and (B) for the purpose of influencing any action or decision of the Government Official in his or her official capacity, including a decision to fail to perform his or her official duties, inducing the Government Official to use his or her influence with any Governmental Authority to affect or influence any official act, or otherwise obtaining an improper advantage; or (ii) has made or will make or authorize any other Person to make any payments or transfers of value which have the purpose or effect of commercial bribery, or acceptance or acquiescence in kickbacks or other unlawful or improper means of obtaining or retaining business. For purposes of the foregoing clauses (A) and (B), a Person shall be deemed to have “knowledge” with respect to conduct, circumstances or results if such Person is aware of (i) the existence of or (ii) a high probability of the existence of such conduct, circumstances or results.

(c) BSII has maintained and currently maintains (i) books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of BSII, and (ii) internal accounting controls sufficient to provide reasonable assurances that all transactions and access to assets of BSII were, have been and are executed only in accordance with management’s general or specific authorization.

(d) BSII has in place policies, procedures and controls that are reasonably designed to promote and ensure compliance in all material respects with Anti-Corruption Laws.

(e) To the knowledge of BSII, none of BSII’s beneficial owners, officers, directors, employees, agents, representatives or other persons acting on their behalf is or was a Government Official having the power to decide on policies affecting the Company’s operations or a close family member of such Government Official.

(f) To the knowledge of BSII, no Governmental Authority is investigating or has since BSII’s incorporation conducted, initiated or threatened any investigation of BSII, or BSII’s officers, directors or employees for alleged violation of Anti-Corruption Laws in connection with activities relating to BSII.

(g) Neither BSII, nor any of BSII’s Affiliates, nor to the knowledge of BSII, any of BSII’s directors, officers, employees, agents or representatives or other Persons acting on its behalf, is, or is owned or controlled by one or more Persons that are: (i) the subject of any Sanctions, or (ii) located, organized or resident in the Sanctioned Territories or has conducted business with any Person or entity, or any of its officers, directors, employees, agents, representatives or other Persons acting on its behalf that is (i) the subject of any Sanctions, or (ii) located, organized or resident in any of the Sanctioned Territories.

(h) The operations of BSII are and have been conducted at all times in material compliance with Anti-Money Laundering Laws, and no Action involving BSII with respect to the Anti-Money Laundering Laws is pending or, to BSII’s knowledge, threatened.

(i) There are no (i) claims, damages, liabilities, obligations, losses, penalties, actions, judgments and/or written allegations asserted against, paid or payable by BSII, or any of its directors, officers, employees, agents, representatives or other Persons acting on its behalf in relation to the conduct of the business by BSII in connection with non-compliance with any applicable Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions by such Person, or (ii) completed, outstanding or to the knowledge of BSII, threatened investigations (whether by BSII, any third parties or Governmental Authority) involving possible non-compliance with applicable Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions by any directors, officers, employees, agents, representatives of BSII or other Persons acting on their behalf. To the knowledge of BSII, there are no circumstances which may be reasonably expected to give rise to any such claims, damages, liabilities, obligations, losses, penalties, actions, judgments, allegations and/or investigations.

Section 6.20. Independent Investigation. BSII and its Affiliates and their respective representatives have conducted their own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Company and its Subsidiaries, and BSII acknowledges that it and they have been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Company and its Subsidiaries for such purpose. BSII acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated herein, it has relied solely upon its own investigation and the express representations and warranties of the Company set forth in Article 5 (including the related portions of the Company Disclosure Schedule) or of the Company or Company Shareholders set forth in the Ancillary Agreements; and (b) none of the Company, its Subsidiaries and Affiliates and their respective representatives have made any express or implied representation or warranty as to the Company and its Subsidiaries, or this Agreement, except as expressly set forth in Article 5 (including the related portions of the Company Disclosure Schedule) or in the Ancillary Agreements. Notwithstanding the foregoing, nothing in this Section 6.20 shall limit BSII’s remedies in the event of fraud.

Section 6.21. Brokers’ Fees. Except fees described on Section 6.21 of the BSII Disclosure Schedule, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by BSII or any of its Affiliates.

Section 6.22. Investment Company; JOBS Act. BSII is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” in each case within the meaning of the Investment Company Act. BSII constitutes an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012.

Section 6.23. No Additional Representations and Warranties; No Outside Reliance. Except for the representations and warranties provided in this Article 6, and the representations and warranties as may be provided in the Ancillary Agreements, neither BSII nor any of its directors, managers, officers, employees, equity holders, partners, members, advisors, agents or representatives has made, or is making, any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, relating to or with respect to this Agreement or the transactions contemplated hereby or thereby to the Company or any Company Shareholder. Neither BSII nor any of its directors, managers, officers, employees, equityholders, partners, members, advisors, agents or representatives has made, or is making, any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, relating or with respect to any information regarding BSII or otherwise, except for the representations and warranties made by BSII to the Company in this Article 6 and the representations and warranties as may be provided in the Ancillary Agreements. BSII hereby expressly disclaims any representations or warranties other than those expressly given by BSII in this Article 6 and as may be provided in the Ancillary Agreements. BSII acknowledges and agrees that, except for the representations and warranties contained in Article 5 or the Ancillary Agreements, none of the Company or any of its Subsidiaries or Affiliates nor any other Person has made or is making any representation or warranty, express or implied, as to the accuracy or completeness of any information, data, or statement regarding the Company or any of the Subsidiaries of the Company or the transactions contemplated hereunder or thereunder, including in respect of the Company, the business, the operations, prospects, or condition (financial or otherwise), or the accuracy or completeness of any document, projection, material, statement, or other information, not expressly set forth in Article 5 or the Ancillary Agreements. BSII is not relying on any representations or warranties other than those representations or warranties set forth in Article 5 or as may be provided in the Ancillary Agreements. Notwithstanding the foregoing, nothing in this Section 6.23 shall limit the Company’s remedies in the event of fraud.

Article 7
Covenants of the Company and Merger Sub

Section 7.01. Conduct of Company Business. From the date of this Agreement until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article 11 (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except as set forth in the Company Disclosure Schedule, required by this Agreement, as necessary to consummate the Transactions in accordance with this Agreement and the Ancillary Agreements, as consented to by BSII in writing (which consent shall not be unreasonably withheld, conditioned or delayed) or as required by Applicable Law, use commercially reasonable efforts to: (i) operate its business only in the ordinary course of business, (ii) preserve the business of the Company, (iii) maintain the services of its officers and key employees and its business and operations at its current business premises and offices, (iv) settle accounts payable and collect accounts receivable in the ordinary course of business, (v) maintain existing business relationships of the Company and (vi) not:

(a) change, amend or propose to amend its Governing Documents except for any such change or amendment made to a Governing Document of a Subsidiary of the Company in the ordinary course of business and which will not have a material adverse impact on the Company’s ability to perform its obligations under this Agreement, the Ancillary Agreements or to consummate the Transactions;

(b) directly or indirectly adjust, split, combine, subdivide, issue, pledge, deliver, award, grant, redeem, purchase or otherwise acquire or sell, or authorize or propose the issuance, pledge, delivery, award, grant or sale (including the grant of any encumbrances) of any of its Equity Securities;

(c) take any action that would constitute or result in Leakage (other than Permitted Leakage);

(d) other than in the ordinary course of business and except as set forth under Section 7.01(d) of the Company Disclosure Schedule, (i) modify, voluntarily terminate, permit to lapse, waive, or fail to enforce any material right or remedy under any Significant Contract, (ii) materially amend, extend or renew any Significant Contract or (iii) enter into any Significant Contract;

(e) except as required by the terms of the Company Benefit Plans in effect on the date hereof and made available to BSII (i) grant any severance, retention or termination pay to, or enter into or amend any severance, retention, termination, employment, consulting, bonus, change in control or severance agreement with, any current or former Service Provider with an annual compensation exceeding $200,000, (ii) increase the compensation or benefits provided to any current or former Service Provider with an annual compensation exceeding $200,000 other than in the ordinary course of business, (iii) grant any equity or equity-based awards to, or discretionarily accelerate the vesting or payment of any such awards held by, any current or former Service Provider other than in the ordinary course of business, (iv) establish, adopt, enter into, amend, or terminate any Company Benefit Plan or Labor Contract or (v) (x) appoint any directors or hire any officers other than to fill vacancies arising due to termination of employment or resignation or (y) terminate the employment of any employees other than in the ordinary course of business for cause;

(f) acquire (whether by merger or consolidation or the purchase of a substantial portion of the equity in or assets of or otherwise) any other Person with a purchase price exceeding $4,000,000;

(g) (i) repurchase, prepay, redeem or incur, create, assume or otherwise become liable for Indebtedness of over $4,000,000 in the aggregate, including by way of a guarantee or an issuance or sale of debt securities, or issue or sell options, warrants, calls or other rights to acquire any debt securities, or enter into any “keep well” or other analogous Contract in favor of another Person, or enter into any arrangement having the economic effect of any of the foregoing, (ii) make any loans, advances or capital contributions to, or investments in, any other Person that is not a direct or indirect wholly owned Subsidiary of the Company for an amount exceeding $2,000,000 in aggregate, or (iii) cancel or forgive any debts or other amounts owed to the Company or any of its Subsidiaries;

(h) except in the ordinary course of business consistent with past practice, (i) make or change any material Tax election (including, for the avoidance of doubt, any entity classification election with respect to Merger Sub), (ii) adopt or change any material Tax accounting method except as required by Applicable Law, (iii) settle or compromise any material Tax liability, (iv) enter into any closing agreement within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) with respect to a material amount of Taxes, (v) enter into any Tax sharing or similar arrangement with respect to Taxes (other than any such agreement solely between the Company and its Subsidiaries or any customary commercial Contract which does not primarily relate to Taxes), (vi) file any amended material Tax Return unless required by Applicable Law, (vii)  consent to any extension or waiver of the statute of limitations regarding any material amount of Taxes, (viii) settle or consent to any claim or assessment relating to any material amount of Taxes or (ix) consent to any extension or waiver of the statute of limitations for any such claim or assessment (other than pursuant to an extension of time to file a Tax Return of not more than seven months obtained in the ordinary course of business); in each case, if such election, change, adoption, agreement, settlement, consent or other action would, individually or in the aggregate, reasonably be expected to have the effect of materially increasing the present or future Tax liability or materially decreasing any present or future Tax asset of the Company and its Affiliates (including the Company and its Subsidiaries) after the Closing Date;

(i) except for non-exclusive licenses granted in the ordinary course of business, assign, transfer or dispose of, license, abandon, sell, lease, sublicense, modify, terminate, permit to lapse, create or incur any Lien (other than a Permitted Lien) on, or otherwise fail to take any action necessary to maintain, enforce or protect any material Owned Intellectual Property or Licensed Intellectual Property;

(j) (i) commence, discharge, settle, compromise, satisfy or consent to any entry of any judgment with respect to any pending or threatened Action that would reasonably be expected to (A) result in any material restriction on the Company or any of its Subsidiaries, (B) result in a payment of greater than $4,000,000 in the aggregate or (C) involve any equitable remedies or admission of wrongdoing, or (ii) other than in the ordinary course of business, waive, release or assign any claims or rights of the Company and any of its Subsidiaries;

(k) sell, lease, license, sublicense, exchange, mortgage, pledge, create any Liens (other than Permitted Liens) on, transfer or otherwise dispose of, or agree to sell, lease, license, sublicense, exchange, mortgage, pledge, transfer or otherwise create any Liens (other than Permitted Liens) on or dispose of, any material tangible or intangible assets, properties, securities, or interests of the Company or any of its Subsidiaries (other than Intellectual Property, which is addressed in Section 7.01(i)), in each case other than in the ordinary course of business;

(l) merge or consolidate itself or any of its Subsidiaries with any Person, restructure, reorganize or completely or partially liquidate or dissolve, or adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(m) make any material change in financial accounting methods, principles or practices of the Company and its Subsidiaries, except insofar as may have been required by a change in IFRS or any Applicable Law or to obtain compliance with PCAOB auditing standards;

(n) permit any insurance policy listed in Section 5.18 of the Company Disclosure Schedule to be cancelled or terminated without using commercially reasonable efforts to prevent such cancellation or termination, other than if, in connection with such cancellation or termination, a replacement policy having comparable deductions and providing coverage substantially similar to the coverage under the lapsed policy for substantially similar or less premiums is in full force and effect;

(o) change, in any material respect, (i) the cash management policies and procedures of the Company and its Subsidiaries or (ii) the policies and procedures of the Company and its Subsidiaries with respect to collection of accounts receivable and establishment of reserves for uncollectible amounts;

(p) incur any capital expenditure that in aggregate exceeds $4,000,000;

(q) materially amend or modify, or terminate, any material Permit, other than routine renewals, or fail to maintain or timely obtain any Permit that is material to the ongoing operations of the Company and its Subsidiaries, other than in the ordinary course of business; or

(r) enter into any commitment or legally binding agreement to do any action prohibited under this Section 7.01.

Nothing contained in this Section 7.01 shall give to BSII, directly or indirectly, the right to control or direct the ordinary course of business operations of the Company or Merger Sub prior to the Closing. Prior to the Closing, each of BSII, and the Company and Merger Sub shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Applicable Law.

Section 7.02. Inspection. The Company shall, and shall cause its Subsidiaries to, afford to BSII and its officers, employees, accountants, counsel, financing sources and other representatives reasonable access during the Interim Period, during normal business hours, to all of their respective properties, books and records, Contracts, commitments, customers, vendors and other business relations and officers and employees of the Company and its Subsidiaries, and shall furnish such representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries that are in the possession of the Company or its Subsidiaries as such representatives may reasonably request in connection with the consummation of this Agreement or the transactions contemplated hereby; provided that no investigation pursuant to this Section 7.02 (or any investigation prior to the date hereof) shall affect any representation or warranty given by the Company or BSII; provided, further, that any investigation pursuant to this Section 7.02 shall be conducted in such manner as not to unreasonably interfere with the conduct of the business of the Company during normal business hours under the supervision of appropriate personnel of the Company. All requests for access to the properties, books and records of the Company and its Subsidiaries shall be made in accordance with Section 12.03.

Section 7.03. Trust Account Waiver. Notwithstanding anything to the contrary set forth in this Agreement, the Company and Merger Sub acknowledge that BSII is a blank check company with the powers and privileges to effect a Business Combination. The Company and Merger Sub further acknowledge that, as described in the prospectus dated August 27, 2024 (the “Prospectus”), substantially all of BSII’s assets consist of the cash proceeds of BSII’s initial public offering and private placements of its securities and substantially all of those proceeds have been deposited in the Trust Account for the benefit of BSII, certain of its public shareholders and the underwriters of BSII’s initial public offering. The Company acknowledges that, except with respect to interest earned on the funds held in the Trust Account that may be released to BSII to pay its tax obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the Prospectus. For and in consideration of BSII entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company and Merger Sub hereby irrevocably waive any right, title, interest or claim of any kind they have or may have in the future in or to any monies in the Trust Account and agree not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, contracts or agreements with BSII or any other Person; provided, however, that nothing in this Section 7.03 shall amend, limit, alter, change, supersede or otherwise modify the right of the Company and Merger Sub to (a) bring any action or actions for specific performance, injunctive and/or other equitable relief or (b) bring or seek a claim for Damages against BSII, or any of its successors or assigns, for any breach of this Agreement (but such claim shall not be against the Trust Account or any funds distributed from the Trust Account to holders of BSII Ordinary Shares in accordance with the BSII Governing Document and the Trust Agreement).

Section 7.04. Sarbanes-Oxley; Listing Standards. As soon as legally required to do so, the Company and its directors and executive officers, in their capacities as such, shall take all actions necessary to comply with any applicable provision of Sarbanes-Oxley, including Section 402 related to loans and Sections 302 and 906 related to certifications, and to comply with the rules of the Qualified Stock Exchange.

Section 7.05. Shareholder Litigation. Without limiting Section 7.01 above, in the event that any material litigation related to this Agreement, any Ancillary Agreement or the Transactions is brought, or, to the knowledge of the Company, threatened in writing, against the Company or the board of directors of the Company by any shareholder of the Company or any other Person prior to the Closing, the Company shall promptly after becoming aware of such litigation notify BSII of any such litigation and keep BSII reasonably informed with respect to the status thereof. The Company shall consider in good faith BSII’s reasonable suggestions with respect to such litigation.

Section 7.06. Non-Voting Preferred Shares. The Company shall ensure that, until the date falling 12 months after the Closing, the Company shall not make, authorize or declare any dividend distribution (whether in the form of cash or other property) to the non-voting preferred shares or amend the Company’s Governing Documents to allow such dividend distribution to the non-voting preferred shares.

Article 8
Covenants of BSII

Section 8.01. Conduct of Business. During the Interim Period, except as set forth on Section 8.01 of the BSII Disclosure Schedule, as expressly contemplated by this Agreement, as required by Applicable Law or as consented to by the Company in writing, BSII shall: (i) use commercially reasonable efforts to operate its business only in the ordinary course of business, (ii) comply with, and continue performing under the BSII Governing Document, the Trust Agreement and all other agreements or Contracts to which BSII may be party, and (iii) not:

(a) change, amend or propose to amend (i) the BSII Governing Document or (ii) the Trust Agreement or any other agreement related to the Trust Agreement, except for any such action in connection with the BSII Shareholders’ vote on an extension of the deadline for consummating a Business Combination;

(b) adjust, split, combine, subdivide, issue, pledge, deliver, award, grant redeem, purchase or otherwise acquire or sell, or authorize the issuance, pledge, delivery, award, grant or sale (including the grant of any encumbrances) of, any Equity Securities of BSII, other than (i) in connection with the exercise of any BSII Warrants outstanding on the date hereof, (ii) any redemption made in connection with the BSII Shareholder Redemption Right, (iii) any action in connection with the BSII Shareholders’ vote on an extension of the deadline for consummating a Business Combination, (iv) in connection with any private placement of securities conducted by BSII after the date hereof, or (v) as otherwise required by the BSII Governing Document in order to consummate the Transactions;

(c) merge or consolidate itself with any Person, restructure, reorganize or completely or partially liquidate or dissolve, or adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of BSII (other than the Merger);

(d) make, authorize or declare any dividend (whether in the form of cash or other property) or distribution;

(e) (i) enter into any material Contract, (ii) modify, voluntarily terminate, permit to lapse, waive, or fail to enforce any material right or remedy under any material Contract or (iii) materially amend, extend or renew any material Contract, in each case other than in the ordinary course of business;

(f) other than as expressly required by the Sponsor Support Agreement or any Ancillary Agreement, required for purposes of funding working capital of BSII, enter into, renew or amend in any material respect, any transaction or Contract with Sponsor or an Affiliate of BSII;

(g) hire any employees or adopt any benefit plans;

(h) acquire (whether by merger or consolidation or the purchase of a substantial portion of the equity in or assets of or otherwise) any other Person;

(i) other than required for purposes of funding working capital of BSII, incur any Indebtedness;

(j) make any loans, advances or capital contributions to, or investments in, any other Person;

(k) except in the ordinary course of business consistent with past practice, (i) make or change any material Tax election, (ii) adopt or change any material Tax accounting method except as required by Applicable Law, (iii) settle or compromise any material Tax liability, (iv) enter into any closing agreement within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) with respect to a material amount of Tax, (v) enter into any Tax sharing or similar agreement with respect to Tax (other than any customary commercial Contract which does not primarily relate to Taxes), (vi) consent to any extension or waiver of the statute of limitations regarding any material amount of Taxes, (vii) file any amended material Tax Return unless required by Applicable Law, (viii) settle or consent to any claim or assessment relating to any material amount of Taxes or (ix) consent to any extension or waiver of the statute of limitations for any such claim or assessment (other than pursuant to an extension of time to file a Tax Return of not more than seven months obtained in the ordinary course of business, in each case, if such election, change, adoption, agreement, settlement, consent or other action would, individually or in the aggregate, reasonably be expected to have the effect of materially increasing the present or future Tax liability or materially decreasing any present or future Tax asset of the Company and its Affiliates (including BSII and its Subsidiaries) after the Closing Date;

(l) (i) commence, discharge, settle, compromise, satisfy or consent to any entry of any judgment with respect to any pending or threatened Action that would reasonably be expected to (A) result in any material restriction on the Company or the Merger Surviving Company, or (B) involve any equitable remedies or admission of wrongdoing, or (ii) waive, release or assign any of its material claims or rights;

(m) sell, lease, license, sublicense, exchange, mortgage, pledge, create any Liens (other than Permitted Liens) on, transfer or otherwise dispose of, or agree to sell, lease, license, sublicense, exchange, mortgage, pledge, transfer or otherwise create any Liens (other than Permitted Liens) on or dispose of, any of its material tangible or intangible assets, properties, securities, or interests;

(n) make any material change in its financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or Applicable Law;

(o) incur any capital expenditures; or

(p) enter into any agreement to do any action prohibited under this Section 8.01.

Nothing contained in this Section 8.01 shall give to the Company, directly or indirectly, the right to control or direct the ordinary course of business operations of BSII prior to the Closing. Notwithstanding anything to the contrary contained in this Agreement, prior to the Closing, each of BSII and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Applicable Law.

Section 8.02. Shareholder Litigation. Without limiting Section 8.01 above, in the event that any material litigation related to this Agreement, any Ancillary Agreement or the Transactions is brought, or, to the knowledge of BSII, threatened in writing, against BSII or the board of directors of BSII by any BSII Shareholders or any other Person prior to the Closing, BSII shall promptly after becoming aware of such litigation notify the Company of any such litigation and keep the Company reasonably informed with respect to the status thereof. BSII shall consider in good faith the Company’s reasonable suggestions with respect to such litigation.

Article 9
Joint Covenants

Section 9.01. Efforts to Consummate.

(a) Subject to the terms and conditions herein provided, each Party shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under Applicable Law and regulations to consummate and make effective as promptly as practicable the transactions contemplated hereby (including (x) the satisfaction of the closing conditions set forth in Article 10, (y) obtaining as promptly as practicable the BSII Shareholder Approval, the Company Shareholders’ Approval and all other consents, approvals, registrations, authorizations, waivers and permits necessary or advisable to be obtained from any third party or any Governmental Authorities and the expiration or termination of all applicable waiting periods under applicable Antitrust Laws necessary to consummate the transactions contemplated hereby, in each case by no later than the date falling one month after the Registration Statement shall have become effective in accordance with the Securities Act, and (z) satisfying (and making commercially reasonable arrangements with third parties in order to satisfy) the applicable initial listing requirements of the Qualified Stock Exchange and obtaining approval for listing the Company Class A Ordinary Shares (including the Company Warrant Shares) and Company Warrants on the Qualified Stock Exchange). Subject to Section 12.06, if the Transactions are consummated, the costs incurred in obtaining such consents of all Governmental Authorities, such expiration or termination of all applicable waiting periods under applicable Antitrust Laws, including any filing fees in connection with any Antitrust Law, and any fees associated with obtaining approval for listing the Company Class A Ordinary Shares (including the Company Warrant Shares) and Company Warrants on the Qualified Stock Exchange, shall be paid by the Company.

(b) The Sponsor shall use its reasonable efforts to obtain undertakings from the Pre-Closing BSII Holders to waive and not exercise the BSII Shareholder Redemption Right in respect of their BSII Ordinary Shares. The Company shall use its reasonable best efforts to conduct and participate in investor presentations (which may be held remotely) to, and address questions from, BSII Shareholders, as the Sponsor may request for the purposes of reducing the exercise of the BSII Shareholder Redemption Right.

(c) Each Party shall cooperate in connection with any investigation of the transactions contemplated hereby or litigation by, or negotiations with, any Governmental Authority or other Person relating to the transactions contemplated hereby or regulatory filings under Applicable Law and obtaining approval for listing the Company Class A Ordinary Shares (including the Company Warrant Shares) and Company Warrants on the Qualified Stock Exchange.

(d) Each Party shall, in connection with the Agreement, the Ancillary Agreements and the Transactions, to the extent permitted by Applicable Law: (i) promptly notify the other Parties of, and if in writing, furnish the other Parties with copies of (or, in the case of oral communications, advise the other Parties of) any material substantive communications from or with any Governmental Authority, (ii) cooperate in connection with any proposed substantive written or oral communication with any Governmental Authority and permit the other Parties to review and discuss in advance, and consider in good faith the view of the other Parties in connection with, any proposed substantive written or oral communication with any Governmental Authority, (iii) not participate in any substantive meeting or have any substantive communication with any Governmental Authority unless it has given the other Parties a reasonable opportunity to consult with it in advance and, to the extent permitted by such Governmental Authority, gives the other Parties or their outside counsel the opportunity to attend and participate therein, (iv) furnish such other Parties’ outside legal counsel with copies of all filings and communications between it and any such Governmental Authority and (v) furnish such other Parties’ outside legal counsel with such necessary information and reasonable assistance as such other Parties’ outside legal counsel may reasonably request in connection with its preparation of necessary submissions of information to any such Governmental Authority; provided that materials required to be provided pursuant to this Section 9.01(d) may be restricted to outside legal counsel and may be redacted (A) as necessary to comply with contractual arrangements, and (B) to remove references to privileged information.

Section 9.02. Indemnification and Insurance.

(a) The Company agrees that all rights held by each present and former director and officer of BSII to indemnification and exculpation from liabilities for acts or omissions (other than such liability (if any) that they may incur by reason of their own actual fraud) occurring at or prior to the Merger Effective Time, whether asserted or claimed prior to, at, or after the Merger Effective Time, provided in the BSII Governing Document in effect on the date of this Agreement shall survive the Merger and shall continue in full force and effect until the sixth anniversary of the Merger Effective Time. Without limiting the foregoing, the Company shall cause the Merger Surviving Company (i) to maintain for a period of not less than six years from the Merger Effective Time provisions in its Governing Documents concerning the indemnification and exculpation (including provisions relating to expense advancement) of the BSII’s former and current officers and directors that are no less favorable to those Persons than the provisions of the BSII Governing Document as of the date of this Agreement and (ii) not to amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Applicable Law.

(b) BSII may cause coverage to be extended under its current directors’ and officers’ liability insurance by obtaining a six year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Merger Effective Time; provided that the Company shall not be responsible for bearing any annual premium of the such insurance that exceeds 200% of the aggregate annual premium currently payable by BSII for such insurance policy. If any claim is asserted or made within such six year period, the provisions of this Section 9.02 shall be continued in respect of such claim until the final disposition thereof.

(c) Notwithstanding anything to the contrary contained in this Agreement, this Section 9.02 shall survive the consummation of the Merger until the sixth anniversary of the Merger Effective Time and shall be binding, jointly and severally, on all successors and assigns of the Company and the Merger Surviving Company. In the event that the Company or the Merger Surviving Company or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Merger Surviving Company, as the case may be, shall succeed to the obligations set forth in this Section 9.02.

Section 9.03. Tax Matters.

(a) Unless otherwise agreed by the Parties or required by Applicable Law, the Parties intend that for U.S. federal (and, as applicable, state and local) income Tax purposes, the Merger be treated as taxable exchanges of BSII Class A Ordinary Shares for Company Class A Ordinary Shares and of BSII Warrants for Company Warrants.

(b) All transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred in connection with the Transactions (“Transfer Taxes”) shall be borne by the Party responsible under Applicable Law and paid when due. The Company and BSII agree to reasonably cooperate to reduce or eliminate the amount of any such Transfer Taxes. The Party responsible under Applicable Law shall timely file all necessary Tax Returns and other documentation with respect to all Transfer Taxes.

(c) The Parties shall cooperate fully, as and to the extent reasonably requested by the other party or its counsel, to document and support the Tax treatment of the Merger in a manner consistent with Section 9.03(a), including by providing customary representation letters, if any, in the event the Transaction is not intended to be treated as a taxable exchange. Such cooperation shall include the provision of records and information which are reasonably relevant to any such matters and within such party’s possession or obtainable without material cost or expense, and making employees or other representatives available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(d) The Company (i) shall cause Merger Sub not to make any entity classification election to be treated as a partnership or an entity disregarded as separate from its owner for U.S. federal income tax purposes, and (ii) shall take no action that would result in Merger Sub being other than a wholly-owned direct Subsidiary of the Company. The Company shall endeavor to provide the Pre-Closing BSII Holders information that is reasonably required to make a timely and valid election as contemplated by Section 1295 of the Code (and the Treasury Regulations promulgated thereunder) with respect to BSII for the taxable year of BSII during which the Transaction occurs, in the event that BSII is considered a passive foreign investment company for such year (including through provision of the Annual Information Statement described in Treasury Regulations Section 1.1295-1(g)).

Section 9.04. Proxy Statement; Registration Statement.

(a) As promptly as reasonably practicable after the date of this Agreement, BSII and the Company shall prepare, and the Company shall file with the SEC the Registration Statement (which shall include the Company Financial Statements and the Company Pro Forma Financial Statements), in which a preliminary proxy statement in connection with the Merger to be sent to the Pre-Closing BSII Holders among other things, relating to the BSII Extraordinary General Meeting in accordance with and as required by the BSII Governing Document, Applicable Law, and any applicable rules and regulations of the SEC and the Qualified Stock Exchange (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”) for the purposes of the approval of the Transaction Proposals will be included as a prospectus. BSII and the Company shall use commercially reasonable efforts to cooperate, and cause their respective Subsidiaries, as applicable, to reasonably cooperate, with each other and their respective representatives in the preparation of the Proxy Statement and the Registration Statement. Without limiting the generality of the foregoing, as promptly as reasonably practicable after the date of this Agreement and in any event by no later than March 31, 2025, the Company shall deliver to BSII the Company Pro Forma Financial Statements and the IFRS, PCAOB-audited consolidated balance sheets and statements of income, other comprehensive loss, shareholders’ equity and cash flows as of and for the fiscal year ended December 31, 2024, together with the auditor’s report thereon (the “Company Audited FY24 Financial Statements”), which shall each comply in all material respects with applicable accounting requirements and rules and regulations of the SEC and the Securities Act applicable to the Company as a registrant under the Registration Statement. BSII and the Company shall (x) as promptly as reasonably practicable after the Company Audited FY24 Financial Statements are available, file pre-effective amendments to the Proxy Statement and Registration Statement to include the Company Audited FY24 Financial Statements and (y) use their commercially reasonable efforts to cause the Proxy Statement and the Registration Statement (as so amended) to comply with the rules and regulations promulgated by the SEC, respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Proxy Statement and the Registration Statement, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after the filing thereof and by no later than the Effectiveness Deadline, and to keep the Registration Statement effective (1) as long as is necessary to consummate the Merger and the other Transactions and (2) until the earlier of (A) the date on which the registration statement on Form F-1 to be filed by the Company pursuant to Section 2.1.1 of the Registration Rights Agreement, registering the resale of all Company Exchange Shares, Company Exchange Warrants and Company Warrant Shares held or to be held by the Non-Public Eligible BSII Shareholders is declared effective under the Securities Act or (B) there are no Registrable Securities (as defined in the Registration Rights Agreement) outstanding; provided that, the Company and BSII shall not allow the Registration Statement to be declared effective under the Securities Act unless such Registration Statement includes the Company Audited FY24 Financial Statements.

(b) BSII and the Company shall use commercially reasonable efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the Merger, and the Company and BSII shall promptly furnish all information concerning the Company and BSII, respectively, as may be reasonably requested in connection with any such action.

(c) Each of BSII and the Company shall use reasonable best efforts to promptly furnish to each other party all information concerning itself, its Subsidiaries, officers, directors, managers, members and shareholders, as applicable, and such other matters, in each case, as may be reasonably necessary in connection with and for inclusion in the Proxy Statement, the Registration Statement or any other statement, filing, notice or application made by or on behalf of BSII and the Company or their respective Subsidiaries, as applicable, to the SEC or the Qualified Stock Exchange in connection with the Merger and the other transactions contemplated hereby (including any amendment or supplement to the Proxy Statement or the Registration Statement) (collectively, the “Offer Documents”).

(d) The Company shall notify BSII, promptly after the Company receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Company Class A Ordinary Shares, the Company Warrants or other securities of the Company for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement, the Registration Statement or the other Offer Documents or for additional information. The Company shall provide BSII with a reasonable opportunity to review and comment on the Proxy Statement and the Registration Statement (including each amendment or supplement thereto) and all responses to requests for additional information by and replies to comments of the SEC and give due consideration to all comments reasonably proposed by BSII in respect of such documents and responses prior to filing such with or sending such to the SEC, and, to the extent practicable, the Parties will provide each other with copies of all such filings made and correspondence with the SEC. BSII and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed) any response to comments of the SEC with respect to the Proxy Statement, the Registration Statement or the other Offer Documents and any amendment filed in response thereto.

(e) Each of BSII and the Company shall use commercially reasonable efforts to ensure that none of the information related to it or any of its Affiliates, supplied by it or on its behalf for inclusion or incorporation by reference in (i) the Proxy Statement will, as of the date it is first mailed to the Pre-Closing BSII Holders, or at the time of the BSII Extraordinary General Meeting, or (ii) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended, at the time it becomes effective under the Securities Act and at the Merger Effective Time, in either case, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

(f) If, at any time prior to the Merger Effective Time, any information relating to BSII, the Company or any of their respective Subsidiaries, Affiliates, directors or officers, as applicable, or the Company Shareholders is discovered by any of BSII or the Company and is required to be set forth in an amendment or supplement to either the Proxy Statement or the Registration Statement, so that the Proxy Statement or the Registration Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall, subject to the other provisions of this Section 9.03(d), be promptly filed by the Company with the SEC and, to the extent required by Applicable Law, disseminated to the Pre-Closing BSII Holders.

Section 9.05. BSII Shareholder Approval.

(a) BSII shall take, in accordance with Applicable Law, the rules of the Qualified Stock Exchange, and the BSII Governing Document, all action necessary to call, hold, and convene an extraordinary general meeting of holders of BSII Ordinary Shares (including any permitted adjournment or postponement, the “BSII Extraordinary General Meeting”) to consider and vote upon the Transaction Proposals and to provide the BSII Shareholders with the opportunity to effect a BSII Share Redemption in connection therewith, as promptly as reasonably practicable after the date that the Registration Statement is declared effective under the Securities Act. BSII shall, through the BSII Board, recommend to the BSII Shareholders (including in the Proxy Statement) and solicit approval of (i) the adoption and approval of this Agreement and the Transactions as a Business Combination, (ii) the adoption and approval of the Merger and the Plan of Merger, (iii) the adoption and approval of any other proposals as the SEC (or staff member thereof) or the Qualified Stock Exchange may indicate are necessary in its comments to the Proxy Statement, the Registration Statement or correspondence related thereto, (iv) the adoption and approval of any other proposals as reasonably agreed by BSII and the Company to be necessary or appropriate in connection with the Merger and (v) the adjournment of the BSII Extraordinary General Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (i) through (v), together, the “Transaction Proposals”). BSII shall use its reasonable best efforts to obtain the approval of the Transaction Proposals at the BSII Extraordinary General Meeting, including by soliciting proxies as promptly as reasonably practicable in accordance with Applicable Law for the purpose of seeking the approval of the Transaction Proposals and adjourning the BSII Extraordinary General Meeting as many times as reasonably necessary to permit further solicitation of proxies in the event there are not sufficient votes to approve and adopt any of the Transaction Proposals.

(b) Notwithstanding anything to the contrary contained in this Agreement, once the BSII Extraordinary General Meeting to consider and vote upon the Transaction Proposals has been called and noticed, BSII will not adjourn or postpone the BSII Extraordinary General Meeting without the consent of the Company, other than (i) for the absence of a quorum, in which event BSII shall adjourn the meeting up to three times for up to ten Business Days each time, (ii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure that BSII has determined in good faith, after consultation with its outside legal advisors, is necessary under Applicable Law, and for such supplemental or amended disclosure to be disseminated to and reviewed by the holders of BSII Ordinary Shares prior to the BSII Extraordinary General Meeting, or (iii) a one-time adjournment or postponement of up to ten Business Days to solicit additional proxies from holders of BSII Ordinary Shares to the extent BSII has determined that such adjournment or postponement is reasonably necessary to obtain the approval of the Transaction Proposals.

Section 9.06. Company Shareholder Approval.

(a) As promptly as reasonably practicable after the date that the Registration Statement is declared effective under the Securities Act (and in any event prior to the BSII Extraordinary General Meeting), the Company shall (i) solicit and obtain the Company Shareholders’ Approval by way of passing a resolution of the Company Shareholders by written means in accordance with the Cayman Islands Companies Act, or (ii) in the event the Company is not able to obtain the Company Shareholders’ Approval by written means, establish a record date for, duly call, give notice of, convene and hold a meeting of the Company Shareholders to be held as promptly as reasonably practicable following the date that the Registration Statement is declared effective under the Securities Act, and prior to the BSII Extraordinary General Meeting, for the purpose of obtaining the Company Shareholders’ Approval (including any adjournment of such meeting for the purpose of soliciting additional proxies in favor of the Closing) and such other matter as may be mutually agreed by BSII and the Company.

(b) The Company will use its reasonable best efforts to (i) solicit from the Company Shareholders written consents and/or proxies in favor of the Company Shareholders’ Approval and (ii) obtain the Company Shareholders’ Approval in compliance with all Applicable Law and the Company’s Governing Documents (including if necessary any adjournment or postponement of such meeting for the purpose of establishing a quorum).

(c) The Company shall send the Registration Statement to the Company Shareholders which shall seek the Company Shareholders’ Approval and shall include together with all such materials it sends to the Company Shareholders in connection with the Company Shareholders’ Approval a statement to the effect that the Company Board has unanimously recommended that the Company Shareholders vote in favor of the Company Shareholders’ Approval and neither the Company Board nor any committee thereof shall withhold, withdraw, qualify, amend or modify, or publicly propose or resolve to withhold, withdraw, qualify, amend or modify, such recommendation.

Section 9.07. Post-Closing Board. The Company shall take all necessary action to cause the Company Board to, as of immediately following the Closing, (i) comprise Feridun Hamdullahpur, Joanne Shoveler, Samuel Chau and Calvin Choi as directors, and (ii) meet the director qualification and eligibility criteria under Applicable Laws and the applicable listing rules of the Qualified Stock Exchange, and with at least two (2) directors qualifying as independent directors under the listing rules of the Qualified Stock Exchange. Subject to all Applicable Laws and the memorandum and articles of association of the Company, the Company will in good faith take reasonable steps to procure the aforenamed directors remain directors of the Company Board for at least six (6) months after the Closing Date.

Section 9.08. Trust Account. Upon satisfaction or waiver of the conditions set forth in Article 10 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) and provision of notice thereof to the Trustee (which notice BSII shall provide to the Trustee in accordance with the terms of the Trust Agreement), in accordance with, subject to and pursuant to the Trust Agreement and the BSII Governing Document, (a) at the Closing, (i) BSII shall cause the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) shall cause the Trustee to (A) pay as and when due all amounts payable for BSII Share Redemptions and (B) pay all amounts then available in the Trust Account to, or at the direction of, BSII in accordance with this Agreement (including Section 4.06) and the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 9.09. Form 8-K Filings. BSII and the Company shall mutually agree upon and issue a press release announcing the execution of this Agreement. BSII and the Company shall cooperate in good faith with respect to the prompt preparation of, and, as promptly as practicable after the effective date of this Agreement (but in any event within four Business Days thereafter), BSII shall file with the SEC, a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement. Prior to the Closing, BSII and the Company shall mutually agree upon and prepare a press release announcing the consummation of the Transactions (“Closing Press Release”). Concurrently with or promptly after the Closing, BSII shall issue the Closing Press Release and file it on a Current Report on Form 8-K. BSII and the Company shall cooperate in good faith with respect to the preparation of, and, at least five days prior to the Closing, BSII shall prepare, a draft Form 8-K announcing the Closing, together with, or incorporating by reference, the required pro forma financial statements and the historical financial statements prepared by the Company and its accountant (the “Completion 8-K”). Concurrently with the Closing, or as soon as practicable (but in any event within four Business Days) thereafter, BSII shall file the Completion 8-K with the SEC.

Section 9.10. Company Equity Incentive Plan. Prior to the Closing Date, the Company shall approve and, subject to the approval of the Company Shareholders, adopt an equity incentive plan with terms consistent with this Section 9.10 and on customary terms in line with equity incentive plans adopted by companies listed on a Qualified Stock Exchange (the “Company Equity Incentive Plan”). The Company Equity Incentive Plan will provide for the grant of awards to employees and other service providers of the Company and its Subsidiaries with a total pool of awards of Company Class A Ordinary Shares not exceeding ten percent (10%) of the aggregate number of Company Class A Ordinary Shares outstanding as of immediately after the Closing, on a fully diluted, as converted and as-exercised basis. The Company Equity Incentive Plan shall be effective upon and from the Closing.

Section 9.11. No Shop. During the Interim Period, BSII, on the one hand, and the Company and its Subsidiaries, on the other hand, will not, nor will they direct, authorize, cause or permit their respective Representatives to, directly or indirectly (a) take any action to solicit, initiate or engage in discussions or negotiations with, or enter into any binding agreement with, any Person concerning, or which would reasonably be expected to lead to, an Acquisition Transaction, (b) in the case of BSII, fail to include the BSII Board Recommendation in (or remove the BSII Board Recommendation from) the Registration Statement, or (c) withhold, withdraw, qualify, amend or modify (or publicly propose or announce any intention or desire to withhold, withdraw, qualify, amend or modify), in a manner adverse to the other Party, the approval of such Party’s governing body of this Agreement, the Ancillary Agreements and/or any of the Transactions, or, in the case of BSII, the BSII Board Recommendation, unless, in the case of clauses (b) and (c), the applicable party reasonably determines based on advice of outside counsel that the failure to take, or taking of, such action would be reasonably likely to be in breach of the BSII Board’s fiduciary duties under Applicable Law. Promptly upon receipt of an unsolicited proposal regarding an Acquisition Transaction, BSII and each of the Company and Merger Sub shall notify the other party thereof, which notice shall include a written summary of the material terms of such unsolicited proposal. Notwithstanding the foregoing, the Parties may respond to any unsolicited proposal regarding an Acquisition Transaction only by indicating that such Party has entered into a binding definitive agreement with respect to a business combination and is unable to provide any information related to such Party or any of its Subsidiaries or entertain any proposals or offers or engage in any negotiations or discussions concerning an Acquisition Transaction. From and after the date hereof, BSII shall, and shall instruct its officers and directors to, and BSII shall instruct and cause its Representatives, the Sponsor and their respective Subsidiaries and their respective Representatives to, immediately cease and terminate all discussions and negotiations with any Persons (other than the Company and its Representatives) with respect to an Acquisition Transaction. For the purposes hereof, “Acquisition Transaction” means, (i) with respect to the Company or Merger Sub, any merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction (other than (w) the Transactions, (x) transactions set forth in the Company Disclosure Schedule, (y) transactions in the ordinary course of business, and (z) other transactions that would not be restricted under Section 7.01(a) – (p) and are not undertaken within the intention of frustrating the Transactions), in each case, involving the sale, lease, exchange or other disposition of at least a majority of the properties or assets of the Company and its Subsidiaries as a whole or the Equity Securities of the Company or the Equity Securities of any Subsidiaries of the Company representing in aggregate at least 15% of the Company’s total consolidated assets, (ii) with respect to BSII, any transaction (other than the Transactions) involving, directly or indirectly, any merger or consolidation with or acquisition of, purchase of assets, businesses or equity of, consolidation or similar business combination with or other transaction that would constitute a Business Combination with or involving BSII (or any Affiliate or Subsidiary of BSII), on the one hand, and any party other than the Company, the Merger Sub or the Company Shareholders, on the other hand.

Section 9.12. Notification of Certain Matters. Each of BSII, the Company and Merger Sub shall give prompt notice to the other Party of: (a) any Action or investigation that would have been required to be disclosed to the other Party under this Agreement if such Party had knowledge of it as of the date hereof; (b) the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, could reasonably be expected to cause any condition set forth in Section 10.02 or Section 10.03 not to be satisfied at any time from the date of this Agreement to the Merger Effective Time; (c) any notice or other communication from any third Person alleging that the consent of such third Person is or may be required in connection with the Merger or the other Transactions; (d) without limiting Section 9.01, any regulatory notice or report from a Governmental Authority in respect of the Transactions; and (e) in the case of the Company, any information or knowledge obtained by the Company, or any of its Subsidiaries that could reasonably be expected to materially affect the Company’s or any of its Subsidiaries’ current projections, forecasts or budgets or estimates of revenues, earnings or other measures of financial performance for any period.

Section 9.13. Listing on Qualified Stock Exchange. From the date hereof through the Closing, BSII shall use reasonable best efforts to (i) ensure that BSII remains listed as a public company, and that BSII Ordinary Shares remain listed, on the Qualified Stock Exchange, and (ii) obtain any required extension of the time period in which BSII must consummate a Business Combination pursuant to the BSII Governing Document. The Company shall use reasonable best efforts to ensure that the Company is listed as a public company, and that the Company Class A Ordinary Shares (including the Company Warrant Shares) and the Company Warrants are listed, on the Qualified Stock Exchange, in each case, as of the Merger Effective Time. The Company shall have the right and the sole discretion to determine the listing venue upon the Closing to be the NYSE (instead of Nasdaq) by providing notice in writing to BSII no later than 30 days from the date hereof, and following receipt of such notice BSII shall reasonably cooperate with the Company to effect such listing.

Section 9.14. Post-Closing Name Change. The Company shall, as soon as reasonably practicable, and in any event no later than the date falling 30 days after the Closing, change the name of the Merger Surviving Company and the name of any of the Company’s other Subsidiaries such that the names of the Merger Surviving Company and the Company’s other Subsidiaries shall not contain the term “Black Spade” or any other term substantially the same as or confusingly similar to “Black Spade”.

Article 10
Conditions to Obligations

Section 10.01. Conditions to Obligations of BSII, the Company and Merger Sub. The obligations of BSII, the Company and Merger Sub to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following conditions, any one or more of which may be waived (if permitted by Applicable Law) in writing by all of such Parties:

(a) Listing Requirements. The Company Class A Ordinary Shares (including the Company Warrant Shares) and the Company Warrants contemplated to be listed pursuant to this Agreement shall have been duly approved for listing on the Qualified Stock Exchange, and shall be eligible for listing on the Qualified Stock Exchange immediately following the Closing, subject only to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders.

(b) Required Governmental Consents. The consents or approvals of Governmental Authorities as set forth on Section 10.01(b) of the Company Disclosure Schedule shall have been received.

(c) Applicable Law. There shall not be in force any Applicable Law or Governmental Order enjoining, prohibiting, making illegal or preventing the consummation of the Transactions.

(d) BSII Shareholder Approval. The BSII Shareholder Approval shall have been obtained.

(e) Company Shareholders’ Approval. The Company Shareholders’ Approval shall have been obtained.

(f) Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the Securities Act.

(g) Stop Order. No stop order shall have been issued by the SEC with respect to the Registration Statement and no Action seeking such stop order shall have been threatened or initiated.

Section 10.02. Conditions to Obligations of BSII. The obligations of BSII to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by BSII:

(a) Representations and Warranties.

(i) Each of the representations and warranties of the Company contained in this Agreement (without giving effect to any materiality or “Company Material Adverse Effect” or similar qualifications therein), other than the representations and warranties set forth in Section 5.01, Section 5.02, Section 5.05, Section 5.06, Section 5.09(a),  Section 5.26 and Section 5.27, shall be true and correct as of the date of this Agreement and as of the Closing, as if made at and as of such time, except with respect to representations and warranties which speak as to another specified time, which representations and warranties shall be true and correct at and as of such time, except for, in each case, such failures to be true and correct as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii) The representations and warranties of the Company contained in Section 5.05(a), Section 5.06(a), Section 5.06(b), Section 5.06(c) (in respect of the Company only and not its Subsidiaries), Section 5.06(d) and Section 5.09(a) shall be true and correct as of the date of this Agreement and as of the Closing, as if made at and as of such time.

(iii) Each of the representations and warranties of the Company contained in Section 5.01, Section 5.02, Section 5.05 (other than Section 5.05(a)), Section 5.06(c) (in respect of the Company’s Subsidiaries), Section 5.26 and Section 5.27 (without giving effect to any materiality or “Company Material Adverse Effect” or similar qualifications therein), shall be true and correct as of the date of this Agreement and as of the Closing, as if made at and as of such time (except to the extent that any such representation and warranty speaks expressly as of another specified time, in which case such representation and warranty shall be true and correct as of such time), except for, in each case, such failures to be true and correct as would not reasonably be expected to be material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole.

(b) Covenants. Each of the covenants, obligations and agreements of the Company and Merger Sub hereunder to be performed as of or prior to the Closing shall have been performed in all material respects; provided, that for the purposes of this Section 10.02(b), a covenant of the Company or the Merger Sub shall only be deemed to have not been performed if the Company or Merger Sub (as the case may be) has materially breached such covenant and failed to cure, if curable, within 20 days after receipt by the Company or Merger Sub (as the case may be) from BSII notice of such breach.

(c) No Company Material Adverse Effect. From the date of this Agreement, there shall not have occurred a Company Material Adverse Effect that is continuing.

(d) Closing Deliverables. BSII shall have received the deliverables set forth in Section 4.01(a).

(e) Letter of Support. The Letter of Support shall have been duly executed and not revoked, supplemented or amended.

(f) AMTD Intellectual Property. Each of the AMTD-Company Intellectual Property License and the Confirmatory Transfer Agreement shall have been duly executed and not revoked, supplemented or amended.

Section 10.03. Conditions to the Obligations of the Company and Merger Sub. The obligation of the Company and Merger Sub to consummate the Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a) Representations and Warranties.

(i) Each of the representations and warranties of BSII contained in this Agreement (without giving effect to any materiality or “BSII Material Adverse Effect” or similar qualifications therein), other than the representations and warranties set forth in Section 6.01, Section 6.02, Section 6.06, Section 6.12(b) and Section 6.21, shall be true and correct as of the date of this Agreement and as of the Closing, as if made at and as of such time, except with respect to representations and warranties which speak as to another specified time, which representations and warranties shall be true and correct at and as of such time, except for, in each case, such failures to be true and correct as would not reasonably be expected to have, individually or in the aggregate, a BSII Material Adverse Effect.

(ii) The representations and warranties of BSII contained in Section 6.01(c), Section 6.02 and Section 6.12(b) shall be true and correct as of the date of this Agreement and as of the Closing, as if made at and as of such time.

(iii) Each of the representations and warranties of BSII contained in Section 6.01(a), Section 6.01(b), Section 6.06 and Section 6.21 (without giving effect to any materiality or “BSII Material Adverse Effect” or similar qualifications therein), shall be true and correct in all respects except for de minimis inaccuracies as of the date of this Agreement and as of the Closing, as if made at and as of such time (except to the extent that any such representation and warranty speaks expressly as of another specified time, in which case such representation and warranty shall be true and correct in all respects except for de minimis inaccuracies as of such time).

(b) Covenants. Each of the covenants, obligations and agreements of BSII hereunder to be performed as of or prior to the Closing shall have been performed in all material respects provided, that for the purposes of this Section 10.03(b), a covenant of BSII shall only be deemed to have not been performed if BSII has materially breached such covenant and failed to cure, if curable, within 20 days after receipt by BSII from the Company or Merger Sub notice of such breach.

(c) No BSII Material Adverse Effect. From the date of this Agreement, there shall not have occurred a BSII Material Adverse Effect that is continuing.

(d) Closing Deliverables. The Company shall have received the deliverables set forth in Section 4.01(b).

(e) Net Tangible Assets. The Merger Surviving Company (as the successor of BSII) shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the consummation of the Business Combination and the closing of the BSII Share Redemption.

Section 10.04. Satisfaction of Conditions. All conditions to the obligations of the Company, Merger Sub and BSII to proceed with the Closing under this Agreement will be deemed to have been fully and completely satisfied or waived for all purposes if the Closing occurs.

Article 11
Termination

Section 11.01. Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned prior to the Closing only:

(a) by a written instrument executed by all the Parties;

(b) by BSII or the Company if the Registration Statement shall not have become effective in accordance with the Securities Act on or before the Effectiveness Deadline; provided that the right to terminate this Agreement pursuant to this Section 11.01(b) shall not be available to any Party whose breach of or failure to perform any provision of this Agreement results in the failure of the Registration Statement to become effective on or before the Effectiveness Deadline;

(c) by either the Company or BSII if the consummation of the Merger is permanently enjoined, prohibited, deemed illegal or prevented by the terms of a final and non-appealable Governmental Order;

(d) by BSII if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company or Merger Sub set forth in this Agreement, such that the conditions specified in Section 10.02(a) or Section 10.02(b) would not be satisfied at the Closing (a “Terminating Company Breach”), and (ii) if such Terminating Company Breach is curable by the Company or Merger Sub (as applicable) and only as long as the Company or Merger Sub (as applicable) continues to use its reasonable best efforts to cure such Terminating Company Breach, for a period of 30 days (or any shorter period of the time that remains between the date BSII provides written notice of such violation or breach and the Effectiveness Deadline) after receipt by the Company of written notice from BSII of such breach, the Terminating Company Breach is not cured; provided that BSII shall not have the right to terminate this Agreement pursuant to this Section 11.01(d) if BSII is then in breach of its covenants, agreements, representations or warranties contained in this Agreement, which breach by BSII would cause any condition set forth in Section 10.03(a) or Section 10.03(b) not to be satisfied;

(e) by the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of BSII set forth in this Agreement, such that the conditions specified in Section 10.03(a) or Section 10.03(b) would not be satisfied at the Closing (a “Terminating BSII Breach”), and (ii) if such Terminating BSII Breach is curable by BSII and only as long as BSII continues to use its reasonable best efforts to cure such Terminating BSII Breach, for a period of 30 days (or any shorter period of the time that remains between the date the Company provides written notice of such violation or breach and the Effectiveness Deadline) after receipt by BSII of written notice from the Company of such violation or breach, the Terminating BSII Breach is not cured; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 11.01(e) if the Company or Merger Sub is then in breach of its covenants, agreements, representations or warranties contained in this Agreement, which breach by the Company or Merger Sub would cause any condition set forth in Section 10.02(a) or  Section 10.02(b) not to be satisfied; or

(f) by either the Company or BSII if the BSII Shareholder Approval is not obtained upon a vote duly taken thereon at the BSII Extraordinary General Meeting (including any permitted adjournment or postponement of the BSII Extraordinary General Meeting).

The Party desiring to terminate this Agreement pursuant to this Section 11.01 (other than Section 11.01(a)) shall give written notice of such termination to each other Party.

Section 11.02. Effect of Termination. Except as otherwise set forth in this Section 11.02, in the event of the termination of this Agreement pursuant to Section 11.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or shareholders, other than liability of any of the Parties for any intentional and wilful material breach of this Agreement or fraud by such Party occurring prior to such termination. The provisions of Section 7.03, 11.02, 12.05, 12.06, 12.07, 12.08, 12.09, 12.10, 12.13, 12.15, 12.16 and 12.17 (collectively, the “Surviving Provisions”) and the Confidentiality Agreement, and any defined term or other Section or Article of this Agreement referenced in the Surviving Provisions which are required to survive in order to give appropriate effect to the Surviving Provisions, shall, in each case, survive any termination of this Agreement.

Article 12
Miscellaneous

Section 12.01. Non-Survival of Representations, Warranties and Covenants. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument, document or certificate delivered pursuant to this Agreement shall survive the Closing, except for (a) those covenants and agreements contained herein and therein which by their terms expressly apply in whole or in part after the Closing and then only to such extent until such covenants and agreements have been fully performed, (b) any covenants and agreements in the Surviving Provisions and (c) any claim arising out of fraud.

Section 12.02. Waiver. Any party to this Agreement may, at any time prior to the Closing, waive any of the terms or conditions of this Agreement. No waiver of any term or condition of this Agreement shall be valid unless the waiver is in writing and signed by the waiving party.

Section 12.03. Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service, or (d) when delivered by email or other electronic transmission (in each case in this clause (d), solely if receipt is confirmed), addressed as follows:

(i)	If to BSII, to:

Black Spade Acquisition II Co
Suite 2902, 29/F, The Centrium
60 Wyndham Street, Central
Hong Kong
	Attention:	Dennis Tam
Kester Ng
	Email:	dennis.tam@blackspadeacquisitionii.com
kester.ng@blackspadeacquisitionii.com

with copies (which shall not constitute notice) to:

Latham & Watkins LLP
9 Raffles Place
#42 – 02 Republic Plaza
Singapore 048619
	Attention:	Sharon Lau
Stacey Wong
	Email:	sharon.lau@lw.com
stacey.wong@lw.com

(ii)	If to the Company or Merger Sub, to:

World Media and Entertainment Universal Inc.
Cricket Square, Hutchins Drive, PO Box 2681,
Grand Cayman, KY1-1111, Cayman Islands
	Attention:	Feridun Hamdullahpur
	Email:	feridun.hamdullahpur@amtd.world

with copies (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
c/o 42/F Edinburgh Tower, The Landmark
15 Queen’s Road Central, Hong Kong
Attention:	Shu Du
Email:	shu.du@skadden.com

or to such other address or addresses as the parties may from time to time designate in writing by notice to the other parties in accordance with this Section 12.03.

Section 12.04. Assignment. No party hereto shall assign, delegate or otherwise transfer (by operation of law or otherwise) any of its rights or obligations under this Agreement or any part hereof without the prior written consent of the other parties hereto. Any assignment in contravention of the preceding sentence shall be null and void ab initio. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 12.05. Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties hereto, any right or remedies under or by reason of this Agreement, including, without limitation, the right to rely upon the accuracy or completeness of the representations and warranties set forth herein; provided, however, that, notwithstanding the foregoing (a) in the event the Closing occurs, the present and former officers and directors of BSII (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 9.02, and (b) the past, present and future directors, managers, officers, employees, incorporators, members, partners, equityholders, Affiliates, agents, attorneys, advisors and representatives of the parties and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, this Section 12.05 and Section 12.16.

Section 12.06. Expenses. Except as otherwise provided herein, each Party shall bear its own expenses incurred in connection with this Agreement, the Ancillary Agreements and the Transactions whether or not such Transactions shall be consummated, including all fees of its legal counsel, financial advisors and accountants; provided that, notwithstanding anything to the contrary, if the Transactions are consummated, (i) the Company shall pay or cause to be paid all costs and expenses (including fees and expenses of counsel, auditors and financial and other advisors and fees and expenses under Section 9.02) incurred by the Company and its Subsidiaries and BSII in connection with this Agreement, the Ancillary Agreements, and the Transactions; provided that any costs and expenses in respect of any underwriting commission or discount of a discretionary nature (but not, for the avoidance of doubt, any underwriting commission or discount which is not of a discretionary nature) shall not be incurred by BSII or the Sponsor without mutual written consent of BSII and the Company; BSII shall provide the Company, upon the Company’s written request, with written notice (which delivery may be made via email) of its reasonable estimates of the costs and expenses incurred as of such date by BSII; and (ii) the Sponsor shall pay or cause to be paid all costs and expenses reasonably incurred (and supported by reasonable documentation) by the Company and its Subsidiaries and Representatives in connection with conducting and/or participating in investor presentations to, and addressing questions from, BSII Shareholders up to an aggregate amount not exceeding US$100,000 (such amount, to the extent payable pursuant to this Section 12.06, may be set off by the Company from the amount to be paid by the Company to the Sponsor pursuant to Section 4.06).

Section 12.07. Governing Law. This Agreement, and all Actions based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.

Section 12.08. Dispute Resolution and Waiver of Jury Trial.

(a) Subject to Section 12.15, any Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby may be brought in the courts of the Borough of Manhattan in the State of New York, or, if it has or can acquire jurisdiction, in the United States District Court for the Southern District of New York located therein and, in each case, appellate courts therefrom, and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of such Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Applicable Law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 12.08.

(b) EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (I) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS Section 12.08.

Section 12.09. Headings and Captions; Counterparts. The headings and captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any facsimile or .pdf copies hereof or signatures hereon shall, for all purposes, be deemed originals. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 12.10. Entire Agreement. This Agreement (including, for the avoidance of doubt, any Annexes, Appendices, Exhibits or Schedules annexed hereto or referred to herein, including the Company Disclosure Schedule and the BSII Disclosure Schedule), the Confidentiality Agreement, and the Ancillary Agreements constitute the entire agreement among the Parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the Transactions exist between the parties hereto except as expressly set forth in this Agreement and the Ancillary Agreements.

Section 12.11. Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by each of the Parties; provided that, after the BSII Shareholder Approval has been obtained, there shall be no amendment or modification that would require the further approval of the Pre-Closing BSII Holders under Applicable Law without such approval having first been obtained.

Section 12.12. Publicity. Except communications consistent with the final form of joint press release announcing the Transactions and the investor presentation given to investors in connection with the announcement of the Transactions, BSII, on the one hand, and the Company and Merger Sub, on the other hand, shall consult with each other, and provide meaningful opportunity for review and give due consideration to reasonable comment by the other, prior to issuing any press releases or other public written communications or otherwise making planned public statements with respect to the Transactions and prior to making any filings with any third party and/or any Governmental Authority with respect thereto, and (other than in the case where the public announcement is required by Applicable Law) shall not make or issue any such press release or other public written communications or otherwise make any planned public statements without the prior written consent of the other Parties, which approval shall not be unreasonably withheld or delayed.

Section 12.13. Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under any Applicable Law governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Applicable Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

Section 12.14. Disclosure Schedules. Each of the Company and BSII has set forth information on their respective disclosure schedules in a section thereof that corresponds to the section of this Agreement to which it relates. A matter set forth in one section of a disclosure schedule need not be set forth in any other section so long as its relevance to such other section of the disclosure schedule or section of the Agreement is reasonably apparent. Any item of information, matter or document disclosed or referenced in, or attached to, the Company Disclosure Schedules or the BSII Disclosure Schedules shall not (a) be used as a basis for interpreting the terms “material,” “Company Material Adverse Effect,” “BSII Material Adverse Effect,” “material adverse effect” or other similar terms in this Agreement or to establish a standard of materiality, (b) represent a determination that such item or matter did not arise in the ordinary course of business, (c) constitute, or be deemed to constitute, an admission of liability or obligation regarding such matter (other than with respect to any section of the Company Disclosure Schedules or BSII Disclosure Schedules, as applicable, referred to in any representation or warranty in this Agreement that expressly requires listing facts, circumstances or agreements in such section of the Company Disclosure Schedules or BSII Disclosure Schedules, as applicable), or (d) notwithstanding the foregoing in subclause (c), constitute, or be deemed to constitute, an admission to any third party in any respect concerning such item or matter.

Section 12.15. Enforcement.

(a) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that the Parties shall be entitled to seek an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of Damages or inadequacy of any remedy at Applicable Law, prior to the valid termination of this Agreement in accordance with Section 11.01, this being in addition to any other remedy to which they are entitled under this Agreement or Applicable Law.

(b) Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 12.15(b) shall not be required to provide any bond or other security in connection with any such injunction. The Parties acknowledge and agree that nothing contained in this Section 12.15 shall require any Party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 12.15 before exercising any termination right under Section 11.01 or pursuing damages.

Section 12.16. Non-Recourse. This Agreement may only be enforced against, and any Action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such Party. No past, present or future director, officer, employee, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any named party to this Agreement and no past, present or future director, officer, employee, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Merger Sub or BSII under this Agreement of or for any Action based on, arising out of, or related to this Agreement or the transactions contemplated hereby. Notwithstanding anything to the contrary in this Section 12.16, nothing in this Section 12.16 shall limit (a) any liabilities or obligations against any party to an Ancillary Agreement in respect thereof or (b) any Party’s remedies in the event of fraud.

Section 12.17. Legal Representation. The Company hereby agrees on behalf of itself and its directors, members, partners, officers, employees and Affiliates, and each of their respective successors and assigns (all such parties, the “Company Waiving Parties”), that any legal counsel (including Latham & Watkins LLP and Appleby) that represented BSII and/or the Sponsor prior to the Closing may represent the Sponsor or any of the Sponsor’s Affiliates or the Sponsor’s or its Affiliates’ respective directors, members, partners, officers or employees, in each case, in connection with any Action or obligation arising out of or relating to this Agreement, notwithstanding its representation (or any continued representation) of BSII or other Company Waiving Parties, and each of BSII and the Company on behalf of itself and the Company Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. Each of BSII and the Company on behalf of itself and the Company Waiving Parties hereby further agrees that, as to all legally privileged communications prior to the Closing between or among any legal counsel (including Latham & Watkins LLP and Appleby) that represented the Sponsor or any of the Sponsor’s Affiliates or the Sponsor’s or its Affiliates’ respective directors, members, partners, officers or employees prior to the Closing in any way related to the transactions contemplated hereby, the attorney/client privilege and the expectation of client confidence belongs to the Sponsor and may be controlled by the Sponsor, and shall not pass to or be claimed or controlled by the Company (after giving effect to the Closing) or any other Company Waiving Party; provided that the Sponsor shall not waive such attorney/client privilege other than to the extent they determine appropriate in connection with the enforcement or defense of their respective rights or obligations existing under this Agreement. Notwithstanding the foregoing, any privileged communications or information shared by the Company or any Company Waiving Party prior to the Closing with BSII or the Sponsor (in any capacity) under a common interest agreement shall remain the privileged communications or information of the Company. The Company acknowledges that the foregoing provisions apply whether or not any legal counsel (including Latham & Watkins LLP and Appleby) that represented BSII and/or the Sponsor prior to the Closing provides legal services to the Company, BSII or any other Company Waiving Parties after the Closing Date.

[Signature pages follow.]

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date hereof.

BLACK SPADE ACQUISITION II CO

By:	/s/ Chi Wai Dennis Tam
	Name:	Chi Wai Dennis Tam
	Title:	Chairman and Co-Chief Executive Officer

[Signature Page to Business Combination Agreement]

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date hereof.

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.

By:	/s/ Feridun Hamdullahpur
	Name:	Feridun Hamdullahpur
	Title:	Director

[Signature Page to Business Combination Agreement]

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date hereof.

WME Merger Sub Limited

By:	/s/ Feridun Hamdullahpur
	Name:	Feridun Hamdullahpur
	Title:	Director

[Signature Page to Business Combination Agreement]

ANNEX A

FORM OF LISTING ARTICLES

(attached)

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

THE FOURTH AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.

(adopted by a Special Resolution dated [●] and effective on [●])

1.	The name of the Company is World Media and Entertainment Universal Inc.

2.	The Registered Office of the Company will be situated at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands, or at such other location within the Cayman Islands as the Directors may from time to time determine.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

4.	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by the Companies Act.

5.	The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.	The liability of each Shareholder is limited to the amount, if any, unpaid on the Shares held by such Shareholder.

7.	The authorised share capital of the Company is US$[●] divided into (i) [●] voting class A ordinary shares of a par value of US$[0.0001] each, (ii) [●] voting class B ordinary shares of a par value of US$[0.0001] each and (iii) [1,680] non-voting redeemable preferred shares of a par value of US$[0.0001] each. Subject to the Companies Act and the Articles of Association of the Company, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorised share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever in accordance with articles 8 and 9 of the Articles of Association of the Company, and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.	The Company has the power contained in the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

9.	Capitalised terms that are not defined in this Memorandum of Association bear the same meanings as those given in the Articles of Association of the Company.

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

THE FOURTH AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.

(adopted by a Special Resolution dated [●] and effective on [●])

TABLE A

The regulations contained or incorporated in Table ‘A’ in the First Schedule of the Companies Act shall not apply to the Company and the following Articles shall comprise the Articles of Association of the Company.

INTERPRETATION

1.	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“Affiliate”	means in respect of a Person, any other Person that, directly or indirectly, through one (1) or more intermediaries, controls, is controlled by, or is under common control with, such Person, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law, father-in-law, brothers-in-law and sisters-in-law, a trust for the benefit of any of the foregoing, and a corporation, partnership or any other entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any other entity or any natural person which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control” shall mean the ownership, directly or indirectly, of shares possessing more than fifty percent (50%) of the voting power of the corporation, partnership or other entity (other than, in the case of a corporation, securities having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity;
“Articles”	means these articles of association of the Company, as amended or substituted from time to time;
“Board” and “Board of Directors” and “Directors”	means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof;
“Chairman of the meeting”	means the Chairman presiding at any meeting of Members or of the Directors;
“Chairman of the Board”	means the chairman of the Board of Directors, or if more than one chairman of the Board has been appointed, together, the “Co- Chairmen of the Board;
“Change of Control”	means (i) any consolidation, amalgamation or merger of the Company with or into any other Person or other corporate reorganization including any issue of shares, in which the members of the Company immediately prior to such consolidation, amalgamation, merger or reorganization or issue of shares own less than fifty percent (50%) of the voting power in the Voting Ordinary Shares immediately after such consolidation, merger, amalgamation, or reorganization or issue of shares, or any transaction or series of related transactions to which the Company is a party in which in excess of fifty percent (50%) of the voting power in the Voting Ordinary Shares is transferred, but excluding any transaction effected solely for tax purposes or to change the Company’s domicile, or (ii) a sale, lease or other disposition of all or substantially all of the assets of the Company and its subsidiaries; provided that none of the following shall constitute a Change of Control: (a) a consolidation with a wholly-owned subsidiary of the Company, (b) a merger effected exclusively to change the domicile of the Company, and (c) an equity financing consummated solely for capital-raising purposes in which the Company is the surviving corporation and which is approved by the Board;
“Class” or “Classes”	means any class or classes of Shares as may from time to time be issued by the Company;

“Class A Ordinary Share”	means a voting class A ordinary share of a par value of US$[0.0001] in the share capital of the Company and having the rights provided for in these Articles;
“Class B Ordinary Share”	means a voting class B ordinary share of a par value of US$[0.0001] in the share capital of the Company and having the rights provided for in these Articles;
“Company”	means World Media and Entertainment Universal Inc., a Cayman Islands exempted company;
“Companies Act”	means the Companies Act (as revised) of the Cayman Islands;
“Designated Stock Exchange”	means the stock exchange in the United States on which any equity securities of the Company are listed for trading;
“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any equity securities of the Company on the Designated Stock Exchange;
“electronic”	has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;
“electronic communication”	means electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board;
“electronic meeting”	means a general meeting held and conducted wholly and exclusively by virtual attendance and participation by Members and/or proxies by means of electronic facilities;
“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;
“electronic record”	has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;
“Exempt Persons”	means Mr. Calvin Chi Kin Choi and any other Person designated by Mr. Calvin Chi Kin Choi;

“hybrid meeting”	a general meeting convened for (i) physical attendance by Members and/or proxies at the Principal Meeting Place and where applicable, one or more Meeting Locations and (ii) virtual attendance and participation by Members and/or proxies by means of electronic facilities;
“Independent Directors”	has the same meaning as in the Designated Stock Exchange Rules or in Rule 10A-3 under the United States Securities Exchange Act of 1934, as amended, as the case may be;
“Meeting Location”	has the meaning given to it in Article 76;
“Memorandum of Association”	means the memorandum of association of the Company, as amended or substituted from time to time;
“Non-Voting Preferred Shares”	the non-voting redeemable preferred shares of a par value of US$[0.0001] each in the share capital of the Company and having the rights provided for in these Articles;
“Ordinary Resolution”	means a resolution:

(a) &hairsp; passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company held in accordance with these Articles; or

(b) approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

“Voting Ordinary Share”	means a Class A Ordinary Share or a Class B Ordinary Share;
“paid up”	means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up;
“Preferred Shares Liquidation Preference”	means US$100,000,000.
“Person”	means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires;

“physical meeting”	a general meeting held and conducted by physical attendance and participation by Members and/or proxies at the Principal Meeting Place and/or where applicable, one or more Meeting Locations;
“Principal Meeting Place”	shall have the meaning given to it in Article 64(2);
“Register”	means the register of Members of the Company and where applicable, any branch register of Members of the Company to be maintained at such place within or outside the Cayman Islands as the Board shall determine from time to time in accordance with the Companies Act;
“Registered Office”	means the registered office of the Company as required by the Companies Act;
“Seal”	means the common seal of the Company (if adopted) including any facsimile thereof;
“Secretary”	means any Person appointed by the Directors to perform any of the duties of the secretary of the Company;
“Securities Act”	means the Securities Act of 1933 of the United States, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;
“Share”	means a share in the share capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes or series as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share;
“Shareholder” or “Member”	means a Person who is registered as the holder of one or more Shares in the Register;
“Share Premium Account”	means the share premium account established in accordance with these Articles and the Companies Act;
“signed”	means bearing a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a person with the intent to sign the electronic communication;

“Special Resolution”	means a special resolution of the Company passed in accordance with the Companies Act, being a resolution:

	(a)	&hairsp;passed by not less than two-thirds of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given; or

	(b)	approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

“Statutes”	means the Act and every other law of the Legislature of the Cayman Islands for the time being in force applying to or affecting the Company, its Memorandum of Association and/or these Articles;
“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Companies Act; and

2.	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(d)	reference to a dollar or dollars (or US$) and to a cent or cents is reference to dollars and cents of the United States;

(e)	reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(f)	reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case;

(g)	reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing including in the form of an electronic record or partly one and partly another;

(h)	any requirements as to delivery under the Articles include delivery in the form of an electronic record or an electronic communication;

(i)	the right of a Member to speak at an electronic meeting or a hybrid meeting shall include the right to raise questions or make statements to the Chairman of the meeting by means of electronic facilities. Such a right shall be deemed to have been duly exercised if the questions or statements may be heard or seen by all persons present at the meeting;

(j)	a reference to a meeting shall mean a meeting convened and held in any manner permitted by these Articles and any Member or Director attending and participating at a meeting by means of electronic facilities shall be deemed to be present at that meeting for all purposes of the Statutes and these Articles, and “attend”, “participate”, “attending”, “participating”, “attendance” and “participation” shall be construed accordingly;

(k)	references to electronic facilities include without limitation website addresses, webinars, webcast, video or any form of conference call systems via telephone, video, web or otherwise;

(l)	where a Member is a corporation, any reference in these Articles to a Member shall, where the context requires, refer to a duly authorised representative of such Member;

(m)	any requirements as to execution or signature under the Articles, including the execution of the Articles themselves, may be satisfied in the form of an electronic signature as defined in the Electronic Transaction Act; and

(n)	Sections 8 and 19(3) of the Electronic Transactions Act shall not apply.

3.	Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.	The business of the Company may be conducted as the Directors see fit.

5.	The Registered Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.	The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortised over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7.	The Directors shall keep, or cause to be kept, the Register at such place as the Directors may from time to time determine and, in the absence of any such determination, the Register shall be kept at the Registered Office.

SHARES

8.	Subject to these Articles, all Shares for the time being unissued shall be under the control of the Directors who may, in their absolute discretion and without the approval of the Members, cause the Company to:

(a)	allot and issue Shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such Persons, in such manner, on such terms and conditions and for such consideration, and at such times as they may from time to time determine;

(b)	grant rights over Shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such Shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding Shares, at such times and on such other terms as they think proper; and

(c)	grant options with respect to Shares and issue warrants or similar instruments with respect thereto.

9.	The Directors may from time to time authorise the creation of new Classes or series of Shares and the re-designation and re-classification of Shares of any Classes or series into any number of existing or new Classes or series of Shares (including Classes or series of preferred Shares) and any new Classes or series of Shares shall be authorised, created and designated with such rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as may be fixed and determined by the Directors or by an Ordinary Resolution. The Directors may create and issue any new Class or series of Shares with such preferred or other rights, all or any of which may be greater than the rights of the Voting Ordinary Shares and the Non-Voting Preferred Shares, at such time and on such terms as they may think appropriate. Notwithstanding Article 18, the Directors may create and issue from time to time, out of the authorised share capital of the Company, series of preferred Shares in their absolute discretion and without approval of the Members; provided, however, before any preferred Shares of any such series are issued, the Directors shall by resolution of Directors determine, with respect to any series of preferred Shares, the terms and rights of that series, including:

(a)	the designation of such series, the number of preferred Shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b)	whether the preferred Shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c)	the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any Shares of any other class or any other series of Shares;

(d)	whether the preferred Shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e)	whether the preferred Shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Members upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of Shares of any other class or any other series of Shares;

(f)	whether the preferred Shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred Shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g)	whether the preferred Shares of such series shall be convertible into, or exchangeable for, Shares of any other class or any other series of preferred Shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)	the limitations and restrictions, if any, to be effective while any preferred Shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing Shares or Shares of any other class of Shares or any other series of preferred Shares;

(i)	the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional Shares, including additional Shares of such series or of any other class of Shares or any other series of preferred Shares; and

(j)	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued. The Company shall not issue Shares to bearer.

10.	The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

CLASS A ORDINARY SHARES AND CLASS B ORDINARY SHARES

12.	Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as a single class on all resolutions submitted to a vote by the Members (including Ordinary Resolutions and Special Resolutions). Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company. Each Class B Ordinary Share shall entitle the holder thereof to [twenty] ([20]) votes on all matters subject to vote at general meetings of the Company.

13.	Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time by the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company electing conversion and specifying the number of Class B Ordinary Shares that the holder elects to convert into Class A Ordinary Shares.

14.	Any number of Class B Ordinary Shares held by a holder thereof will be automatically and immediately converted into an equal number of Class A Ordinary Shares upon the occurrence of any of the following:

(a)	any direct or indirect sale, transfer, assignment or disposition of such number of Class B Ordinary Shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class B Ordinary Shares through voting proxy or otherwise to any person other than an Exempt Person;

for the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of Class B Ordinary Shares to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in a third party that is not an Exempt Person holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares; or

(b)	the direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B Ordinary Shares that is an entity to any person other than an Exempt Person;

for the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on the issued and outstanding voting securities or the assets of a holder of Class B Ordinary Shares that is an entity to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition under this clause (b) unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in a third party that is not an Exempt Person holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related issued and outstanding voting securities or the assets.

15.	Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to these Articles shall be effected in any manner available under applicable law, including by means of the re-designation and re-classification of each relevant Class B Ordinary Share as a Class A Ordinary Share. Such conversion shall become effective forthwith upon entries being made in the Register to record the re-designation and re-classification of the relevant Class B Ordinary Shares as Class A Ordinary Shares.

16.	Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

17.	Save and except for voting rights and conversion rights as set out in Articles 12 to 16 (inclusive), the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

NON-VOTING PREFERRED SHARES

17A.	Holders of Non-Voting Preferred Shares shall:

(a)	only on any transaction that may result in a Change of Control, be entitled to cast one (1) vote per Non-Voting Preferred Share and shall vote at a separate general meeting of the holders of the Non-Voting Preferred Shares at which meeting the necessary quorum shall be one or more Persons holding or representing by proxy at least one-third (1/3) of the issued Non-Voting Preferred Shares or by a written resolution signed by all holders of Non-Voting Preferred Shares (or of the sole holder, in the event that there is only one holder thereof), and no transaction that may result in a Change of Control may proceed unless and until so approved with the sanction of an Ordinary Resolution passed by the holders of the Non-Voting Preferred Shares or by written resolutions of the holders of the non-Voting Preferred Shares passed in accordance with the above. Save for the above and except as provided the Memorandum of Association or other provisions of these Articles, each Non-Voting Preferred Share shall not be entitled to vote on any other matters subject to a vote at general meetings of the Company;

(b)	not be entitled to any dividends for a period of twelve (12) months following the date of effectiveness of these Articles;

(c)	in the event of a liquidation, winding-up or dissolution of the Company, be entitled, prior and in preference to holders of the Voting Ordinary Shares, to the distribution of the assets of the Company available for distribution in the amount of the Preferred Shares Liquidation Preference (ratably based on the Non-Voting Preferred Shares held by each holder thereof), and the assets (if any) available for distribution after the full distribution of the Preferred Shares Liquidation Preference shall be distributed ratably among holders of the Voting Ordinary Shares;

(d)	be subject to redemption and repurchase of the Non-Voting Preferred Shares after one (1) year of issuance at par value at the option of the Company; and

(e)	not be entitled to be have any Non-Voting Preferred Share redeemed, repurchased or converted into any other class or series of shares at the option of the holder.

MODIFICATION OF RIGHTS

18.	Whenever the share capital of the Company is divided into different Classes and series the rights attached to any such Class or series may, subject to any rights or restrictions for the time being attached to any Class or series, only be materially adversely varied with the consent in writing of the holders of all of the issued Shares of that Class or series or with the sanction of an Ordinary Resolution passed at a separate meeting of the holders of the Shares of that Class or series. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons holding or representing by proxy at least one-third in nominal or par value amount of the issued Shares of the relevant Class or series (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Shareholders who are present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class or series, every Shareholder of the Class or series shall on a poll have one vote for each Share of the Class or series held by him. For the purposes of this Article the Directors may treat all the Classes or series or any two or more Classes or series as forming one Class or series if they consider that all such Classes or series would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes or series.

19.	The rights conferred upon the holders of the Shares of any Class or series issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class or series, be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further Shares ranking pari passu with or subsequent to them or the redemption or purchase of any Shares of any Class or series by the Company. The rights of the holders of Shares shall not be deemed to be materially adversely varied by the creation or issue of Class or series of Shares with preferred or other rights including, without limitation, the creation of Class or series of Shares with enhanced or weighted voting rights.

CERTIFICATES

20.	Every Person whose name is entered as a Member in the Register may, without payment and upon its written request, request a certificate within two (2) calendar months after allotment or lodgement of transfer (or within such other period as the conditions of issue shall provide) in the form determined by the Directors. All certificates shall specify the Share or Shares held by that Person, provided that in respect of a Share or Shares held jointly by several persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all. All certificates for Shares shall be delivered personally or sent through the post addressed to the Member entitled thereto at the Member’s registered address as appearing in the Register.

21.	Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

22.	Any two or more certificates representing Shares of any one Class or series held by any Member may at the Member’s request be cancelled and a single new certificate for such Shares issued in lieu on payment (if the Directors shall so require) of one dollar (US$1) or such smaller sum as the Directors shall determine.

23.	If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Member upon request, subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

24.	In the event that Shares are held jointly by several persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

FRACTIONAL SHARES

25.	The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class or series is issued to or acquired by the same Shareholder such fractions shall be accumulated.

LIEN

26.	The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share registered in the name of a Person indebted or under liability to the Company (whether he is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it, including but not limited to dividends.

27.	The Company may sell, in such manner as the Directors in their absolute discretion think fit, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen (14) calendar days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his death or bankruptcy.

28.	For giving effect to any such sale the Directors may authorise a Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

29.	The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

30.	Subject to the terms of the allotment, the Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen (14) calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

31.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

32.	If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

33.	The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

34.	The Directors may make arrangements with respect to the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

35.	The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors. No such sum paid in advance of calls shall entitle the Member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

FORFEITURE OF SHARES

36.	If a Shareholder fails to pay any call or instalment of a call in respect of partly paid Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

37.	The notice shall name a further day (not earlier than the expiration of fourteen (14) calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed, the Shares in respect of which the call was made will be liable to be forfeited.

38.	If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

39.	A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

40.	A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

41.	A certificate in writing under the hand of a Director that a Share has been duly forfeited on a date stated in the certificate shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

42.	The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favour of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

43.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

44.	The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

45.	(a) The Directors may in their absolute discretion decline to register any transfer of Shares which is not fully paid up or on which the Company has a lien.

(b)	The Directors may also decline to register any transfer of any Share unless:

(i)	the instrument of transfer is lodged with the Company, accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii)	the instrument of transfer is in respect of only one Class or series of Shares;

(iii)	the instrument of transfer is properly stamped, if required;

(iv)	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; and

(v)	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board of Directors may from time to time require, is paid to the Company in respect thereof.

46.	The registration of transfers may, on ten (10) calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the Designated Stock Exchange Rules, be suspended and the Register closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register closed for more than thirty (30) calendar days in any calendar year.

47.	All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within three (3) calendar months after the date on which the transfer was lodged with the Company send notice of the refusal to each of the transferor and the transferee.

TRANSMISSION OF SHARES

48.	The legal personal representative of a deceased sole holder of a Share shall be the only Person recognised by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only Person recognised by the Company as having any title to the Share.

49.	Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall, upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

50.	A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the Share, and if the notice is not complied with within ninety (90) calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

REGISTRATION OF EMPOWERING INSTRUMENTS

51.	The Company shall be entitled to charge a fee not exceeding one dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

ALTERATION OF SHARE CAPITAL

52.	The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes or series and amount, as the resolution shall prescribe.

53.	(1) The Company may by Ordinary Resolution:

(a)	increase its share capital by new Shares of such amount as it thinks expedient;

(b)	consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(c)	subdivide its Shares, or any of them, into Shares of an amount smaller than that fixed by the Memorandum, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(d)	cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

(2) No alteration may be made pursuant to Article 53(1) or otherwise to the nominal or par value of the Class A Ordinary Shares, the Class B Ordinary Shares or the Non-Voting Preferred Shares unless an identical alteration is made to the nominal or par value of the Class A Ordinary Shares, the Class B Ordinary Shares or the Non-Voting Preferred Shares, as the case may be.

54.	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorised by law.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES

55.	Subject to the provisions of the Companies Act and these Articles, the Company may:

(a)	issue Shares that are to be redeemed or are liable to be redeemed at the option of the Shareholder or the Company. The redemption of Shares shall be effected in such manner and upon such terms as may be determined, before the issue of such Shares, by either the Board or by the Shareholders by Special Resolution;

(b)	purchase its own Shares (including any redeemable Shares) on such terms and in such manner and terms as have been approved by the Board or by the Members by Ordinary Resolution, or are otherwise authorised by these Articles; and

(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Act, including out of capital.

56.	The purchase of any Share shall not oblige the Company to purchase any other Share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

57.	The holder of the Shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

58.	The Directors may accept the surrender for no consideration of any fully paid Share.

TREASURY SHARES

59.	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

60.	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

GENERAL MEETINGS

61.	All general meetings other than annual general meetings shall be called extraordinary general meetings.

62.	(a) The Company may but shall not be obliged to hold a general meeting in each calendar year as its annual general meeting. The Company shall specify an annual general meeting as such in the notices calling the meeting. All general meetings (including an annual general meeting, any adjourned general meeting or postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations as provided in Article 76, as a hybrid meeting or as an electronic meeting, as may be determined by the Board in its absolute discretion.

(b)	At these meetings the report of the Directors (if any) shall be presented.

63.	(a) The Chairman of the Board or the Directors, acting by a resolution of the Board, may call general meetings, and they shall on a Shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

(b)	A Shareholders’ requisition is a requisition of Members holding at the date of deposit of the requisition Shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all issued and outstanding Shares of the Company that as at the date of the deposit carry the right to vote at general meetings of the Company.

(c)	The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

(d)	If there are no Directors as at the date of the deposit of the Shareholders’ requisition, or if the Directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) calendar days, the requisitionists, or any of them representing more than one-half (1/2) of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three (3) calendar months after the expiration of the said twenty-one (21) calendar days.

(e)	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

64.	(1) At least seven (7) calendar days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all the Shareholders (or their proxies) entitled to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting, by a majority of the Shareholders having a right to attend and vote at the meeting, present in person or by proxy or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy.

(c)	The notice for any general meeting shall specify the time and date of the meeting and, save for an electronic meeting, the place of the meeting and if there is more than one meeting location as determined by the Board pursuant to Article 76, the principal place of the meeting (the “Principal Meeting Place”). If the general meeting is to be a hybrid meeting or an electronic meeting, the Notice shall state the form of the general meeting and include details of the electronic facilities for attendance and participation by electronic means at the meeting or where such details will be made available by the Company prior to the meeting. The notice shall state the general nature of the business to be discussed at the meeting. Notice of every general meeting shall be given to all Members other than to such Members as, under the provisions of these Articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company.

65.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

66.	No business except for the appointment of a Chairman for the meeting shall be transacted at any general meeting unless a quorum of Shareholders is present at the time when the meeting proceeds to business. One or more Shareholders holding Shares which carry in aggregate (or representing by proxy) not less than one-third (1/3) of all votes attaching to all Shares in issue and entitled to vote at such general meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorised representative, shall be a quorum for all purposes; provided, that the presence in person or by proxy of holders of a majority of Class B Ordinary Shares shall be required in any event.

67.	If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be dissolved.

68.	If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, participation in any general meeting of the Company may be by means of a telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

69.	The Chairman of the Board, if any, shall preside as chairman at every general meeting of the Company. The Chairman of the Board (if any) or, if there is more than one Chairman of the Board present, any one of them as may be agreed amongst themselves or failing such agreement, any one of them elected by simple majority of all the Directors present or, if such Chairman of the Board is or are absent or declines to take the chair at such meeting, the deputy chairman or vice chairman (if any) shall take the chair at every general meeting.

70.	If there be no such Chairman of the Board or deputy or vice chairman, or, if at any general meeting none of such Chairman of the Board or deputy or vice chairman is present within fifteen minutes after the time appointed for holding such meeting, or all such persons decline to take the chair at such meeting, the Directors present shall choose one of their number as Chairman of the meeting, and if no Director be present or if all the Directors present decline to take the chair or if the Chairman of the meeting chosen shall retire from the chair, then the Members present shall choose one of their number to be Chairman of the meeting. For the avoidance of doubt, only one person shall take the chair of any general meeting.

71.	The Chairman of the meeting may with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting) adjourn a meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen (14) calendar days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

72.	The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason, upon notice in writing to Shareholders. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

73.	At any general meeting a resolution put to the vote of the meeting shall be decided by way of a poll and not on a show of hands.

74.	A poll shall be taken in such manner as the Chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting.

75.	All questions submitted to a meeting shall be decided by an Ordinary Resolution except where a greater majority is required by these Articles or by the Companies Act. In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

76.	(1) The Board may, at its absolute discretion, arrange for persons entitled to attend a general meeting to do so by simultaneous attendance and participation by means of electronic facilities at such location or locations (“Meeting Location(s)”) determined by the Board at its absolute discretion. Any Member or any proxy attending and participating in such way or any Member or proxy attending and participating in an electronic meeting or a hybrid meeting by means of electronic facilities is deemed to be present at and shall be counted in the quorum of the meeting.

(2) All general meetings are subject to the following and, where appropriate, all references to a “Member” or “Members” in this sub-paragraph (2) shall include a proxy or proxies respectively:

(a) where a Member is attending a Meeting Location and/or in the case of a hybrid meeting, the meeting shall be treated as having commenced if it has commenced at the Principal Meeting Place;

(b) Members present in person or by proxy at a Meeting Location and/or Members attending and participating in an electronic meeting or a hybrid meeting by means of electronic facilities shall be counted in the quorum for and entitled to vote at the meeting in question, and that meeting shall be duly constituted and its proceedings valid provided that the Chairman of the meeting is satisfied that adequate electronic facilities are available throughout the meeting to ensure that Members at all Meeting Locations and Members participating in an electronic meeting or a hybrid meeting by means of electronic facilities are able to participate in the business for which the meeting has been convened;

(c) where Members attend a meeting by being present at one of the Meeting Locations and/or where Members are participating in an electronic meeting or a hybrid meeting by means of electronic facilities, a failure (for any reason) of the electronic facilities or communication equipment, or any other failure in the arrangements for enabling those in a Meeting Location other than the Principal Meeting Place to participate in the business for which the meeting has been convened or in the case of an electronic meeting or a hybrid meeting, the inability of one or more Members or proxies to access, or continue to access, the electronic facilities despite adequate electronic facilities having been made available by the Company, shall not affect the validity of the meeting or the resolutions passed, or any business conducted there or any action taken pursuant to such business provided that there is a quorum present throughout the meeting.

(d) if any of the Meeting Locations is not in the same jurisdiction as the Principal Meeting Place and/or in the case of a hybrid meeting, the provisions of these Articles concerning the service and giving of Notice for the meeting, and the time for lodging proxies, shall apply by reference to the Principal Meeting Place; and in the case of an electronic meeting, the time for lodging proxies shall be as stated in the Notice for the meeting.

76A. The Board and, at any general meeting, the Chairman of the meeting may from time to time make arrangements for managing attendance and/or participation and/or voting at the Principal Meeting Place, any Meeting Location(s) and/or participation in an electronic meeting or a hybrid meeting by means of electronic facilities (whether involving the issue of tickets or some other means of identification, passcode, seat reservation, electronic voting or otherwise) as it shall in its absolute discretion consider appropriate, and may from time to time change any such arrangements, provided that a Member who, pursuant to such arrangements, is not entitled to attend, in person or by proxy, at any Meeting Location shall be entitled so to attend at one of the other Meeting Locations; and the entitlement of any Member so to attend the meeting or adjourned meeting or postponed meeting at such Meeting Location or Meeting Locations shall be subject to any such arrangement as may be for the time being in force and by the Notice of meeting or adjourned meeting or postponed meeting stated to apply to the meeting.

76B. If it appears to the Chairman of the meeting that:

(a) the electronic facilities at the Principal Meeting Place or at such other Meeting Location(s) at which the meeting may be attended have become inadequate for the purposes referred to in Article 76(1) or are otherwise not sufficient to allow the meeting to be conducted substantially in accordance with the provisions set out in the Notice of the meeting; or

(b) in the case of an electronic meeting or a hybrid meeting, electronic facilities being made available by the Company have become inadequate; or

(c) it is not possible to ascertain the view of those present or to give all persons entitled to do so a reasonable opportunity to communicate and/or vote at the meeting; or

(d) there is violence or the threat of violence, unruly behaviour or other disruption occurring at the meeting or it is not possible to secure the proper and orderly conduct of the meeting;

then, without prejudice to any other power which the Chairman of the meeting may have under these Articles or at common law, the Chairman of the meeting may, at his absolute discretion, without the consent of the meeting, and before or after the meeting has started and irrespective of whether a quorum is present, interrupt or adjourn the meeting (including adjournment for indefinite period). All business conducted at the meeting up to the time of such adjournment shall be valid.

76C. The Board and, at any general meeting, the Chairman of the meeting may make any arrangement and impose any requirement or restriction the Board or the Chairman of the meeting, as the case may be, considers appropriate to ensure the security and orderly conduct of a meeting (including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place, determining the number and frequency of and the time allowed for questions that may be raised at a meeting). Members shall also comply with all requirements or restrictions imposed by the owner of the premises at which the meeting is held. Any decision made under this Article shall be final and conclusive and a person who refuses to comply with any such arrangements, requirements or restrictions may be refused entry to the meeting or ejected (physically or electronically) from the meeting.

76D. If, after the sending of Notice of a general meeting but before the meeting is held, or after the adjournment of a meeting but before the adjourned meeting is held (whether or not Notice of the adjourned meeting is required), the Board, in its absolute discretion, consider that it is inappropriate, impracticable, unreasonable or undesirable for any reason to hold the general meeting on the date or at the time or place or by means of electronic facilities specified in the Notice calling the meeting, the Board may change or postpone the meeting to another date, time and/or place and/or change the electronic facilities and/or change the form of the meeting (a physical meeting, an electronic meeting or a hybrid meeting) without approval from the Members. This Article shall be subject to the following:

(a) when only the form of the meeting or electronic facilities specified in the Notice are changed, the Board shall notify the Members of details of such change in such manner as the Board may determine;

(b) when a meeting is postponed or changed in accordance with this Article, subject to and without prejudice to Article 76, unless already specified in the original Notice of the meeting, the Board shall fix the date, time, place (if applicable) and electronic facilities (if applicable) for the postponed or changed meeting and shall notify the Members of such details in such manner as the Board may determine; further, all proxy forms shall be valid (unless revoked or replaced by a new proxy) if they are received as required by these Articles not less than 48 hours before the time of the postponed meeting; and

(c) Notice of the business to be transacted at the postponed or changed meeting shall not be required, nor shall any accompanying documents be required to be recirculated, if the business to be transacted at the postponed or changed meeting is the same as that set out in the original notice of general meeting circulated to the Members.

76E. All persons seeking to attend and participate in an electronic meeting or a hybrid meeting shall be responsible for maintaining adequate facilities to enable them to do so. Subject to Article 76B, any inability of a person or persons to attend or participate in a general meeting by way of electronic facilities shall not invalidate the proceedings of and/or resolutions passed at that meeting.

VOTES OF SHAREHOLDERS

77.	Subject to any rights and restrictions for the time being attached to any Share, on a show of hands every Shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorised representative or proxy) shall, at a general meeting of the Company, each have one vote and on a poll every Shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorised representative or proxy) shall have one (1) vote for each Class A Ordinary Share of which he is the holder and [twenty] ([20]) votes for each Class B Ordinary Share of which he is the holder.

78.	In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorised representative or proxy) shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

79.	Shares carrying the right to vote that are held by a Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may be voted, whether on a show of hands or on a poll, by his committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person may vote in respect of such Shares by proxy.

80.	No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid.

81.	On a poll votes may be given either personally or by proxy.

82.	Each Shareholder, other than a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)), may only appoint one proxy on a show of hand. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under Seal or under the hand of an officer or attorney duly authorised. A proxy need not be a Shareholder.

83.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

84.	The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

(a)	not less than forty-eight (48) hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b)	in the case of a poll taken more than forty-eight (48) hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than twenty-four (24) hours before the time appointed for the taking of the poll; or

(c)	where the poll is not taken forthwith but is taken not more than forty-eight (48) hours after it was demanded be delivered at the meeting at which the poll was demanded to the Chairman of the meeting or to the secretary or to any director;

provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited at such other time (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The Chairman of the meeting may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

85.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

86.	A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

87.	Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or series of Shares or of the Directors or of a committee of Directors, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director.

DEPOSITARY AND CLEARING HOUSES

88.	If a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any Class or series of Shareholders provided that, if more than one Person is so authorised, the authorisation shall specify the number and Class or series of Shares in respect of which each such Person is so authorised. A Person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and Class or series of Shares specified in such authorisation, including the right to vote individually on a show of hands.

DIRECTORS

89.	(a) Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than three (3) Directors, the exact number of Directors to be determined from time to time by the Board of Directors, including not less than two Independent Directors, all of whom should meet the director qualification and eligibility criteria of applicable laws and the applicable Designated Stock Exchange Rules.

(b)	The Directors may from time to time elect or otherwise appoint one or more of them to the office of Chairman of the Board and another to be the deputy or vice chairman (or two or more deputy or vice chairman) of the Board and determine the period for which each of them is to hold office. The Chairman of the Board, or if there is more than one Chairman of the Board present, any one of them as may be agreed amongst themselves or failing such agreement, any one elected by simple majority of all the Directors present, shall preside as chairman at a meeting of the Board, or if such Chairman of the Board is or are absent or declines to take the chair at a meeting of the Board, the deputy or vice chairman (if any) shall preside as chairman at such meeting of the Board, but if no such Chairman of the Board or deputy or vice chairman be elected or appointed, or if at any meeting of the Board none of the Chairman of the Board or deputy or vice chairman is present or all such persons decline to take the chair of such meeting of the Board within five minutes after the time appointed for holding the same, the Directors present shall choose one of their number to be chairman of such meeting. All the provisions of Article 98 shall mutatis mutandis apply to any Directors elected or otherwise appointed to any office in accordance with the provisions of this Article. For the avoidance of doubt, only one person shall take the chair of any meeting of the Board.

(c)	Whenever there is for the time being more than one Director elected or appointed as Chairman of the Board, they shall together be the “Co- Chairmen of the Board” and each of them shall be referred to as “Co-Chairman of the Board” and entitled to discharge separately all the functions and duties of the position to which he is appointed, and references in these Articles to “the “Chairman of the Board” shall, unless the context requires otherwise, be to each of the Directors for the time being elected or appointed to that position.

(d)	The Company may by Ordinary Resolution appoint any person to be a Director.

(e)	The Board may, by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, appoint any person as a Director, to fill a vacancy on the Board arising from the office of any Director being vacated in any of the circumstances described in Article 110, or as an addition to the existing Board.

(f)	An appointment of a Director may be on terms that the Director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the Director, if any; but no such term shall be implied in the absence of express provision. Each Director whose term of office expires shall be eligible for re-election at a meeting of the Shareholders or re-appointment by the Board.

90.	A Director may be removed from office by Ordinary Resolution of the Company, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). A vacancy on the Board created by the removal of a Director under the previous sentence may be filled by Ordinary Resolution or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting.

91.	The Board may, from time to time, and except as required by applicable law or Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company and determine on various corporate governance related matters of the Company as the Board shall determine by resolution of Directors from time to time.

92.	A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to attend and speak at general meetings.

93.	The remuneration of the Directors may be determined by the Directors or by Ordinary Resolution.

94.	The Directors shall be entitled to be paid for their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

ALTERNATE DIRECTOR OR PROXY

95.	Any Director may in writing appoint another Person to be his alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be required to sign such written resolutions where they have been signed by the appointing director, and to act in such Director’s place at any meeting of the Directors at which the appointing Director is unable to be present. Every such alternate shall be entitled to attend and vote at meetings of the Directors as a Director when the Director appointing him is not personally present and where he is a Director to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall be deemed for all purposes to be a Director and shall not be deemed to be the agent of the Director appointing him. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

96.	Any Director may appoint any Person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the Chairman of the meeting of the Directors at which such proxy is to be used, or first used, prior to the commencement of the meeting.

POWERS AND DUTIES OF DIRECTORS

97.	Subject to the Companies Act, these Articles and any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

98.	Subject to these Articles, the Directors may from time to time appoint any natural person or corporation, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, chief executive officer, one or more other executive officers, president, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural person or corporation so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases for any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

99.	The Directors may appoint any natural person or corporation to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution.

100.	The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

101.	The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorised signatory (any such person being an “Attorney” or “Authorised Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorised Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorised Signatory to delegate all or any of the powers, authorities and discretion vested in him.

102.	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

103.	The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural person or corporation.

104.	The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any natural person or corporation so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

105.	Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

BORROWING POWERS OF DIRECTORS

106.	The Directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

THE SEAL

107.	The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

108.	The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

109.	Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

DISQUALIFICATION OF DIRECTORS

110.	The office of Director shall be vacated, if the Director:

(a)	becomes bankrupt or makes any arrangement or composition with his creditors;

(b)	dies or is found to be or becomes of unsound mind;

(c)	resigns his office by notice in writing to the Company;

(d)	without leave of absence from the Board, is absent from meetings of the Board for three (3) consecutive meetings and the Board resolves that his office be vacated; or

(e)	is removed from office pursuant to any other provision of these Articles.

PROCEEDINGS OF DIRECTORS

111.	The Directors may meet together, either in or outside the Cayman Islands, for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. At any meeting of the Directors, each Director present in person or represented by his proxy or alternate shall be entitled to one (1) vote. In case of an equality of votes the Chairman of the Board shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

112.	A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

113.	The quorum necessary for the transaction of the business of the Board may be fixed by the Directors, and unless so fixed, the quorum shall be a majority of Directors then in office, including the Chairman of the Board; provided, that a quorum shall nevertheless exist at a meeting at which a quorum would exist but for the fact that the Chairman of the Board is voluntarily absent from the meeting and notifies the Board of his decision to be absent from that meeting, before or at the meeting. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

114.	A Director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the Designated Stock Exchange Rules and disqualification by the Chairman of the meeting of the Directors, a Director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

115.	A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

116.	Any Director may act by himself or through his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.

117.	The Directors shall cause minutes to be made for the purpose of recording:

(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

118.	When the Chairman of the meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

119.	A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

120.	The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

121.	Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chairman of the meeting.

122.	A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

123.	All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

PRESUMPTION OF ASSENT

124.	A Director who is present at a meeting of the Board of Directors at which an action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the Chairman of the meeting or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

DIVIDENDS

125.	Subject to the Act, these Articles (including but without limitation, Article 17A) and any rights and restrictions for the time being attached to any Shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

126.	Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

127.	The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the Directors, be applicable for meeting contingencies or for equalising dividends or for any other purpose to which those funds may be properly applied, and pending such application may in the absolute discretion of the Directors, either be employed in the business of the Company or be invested in such investments (other than Shares of the Company) as the Directors may from time to time think fit.

128.	Any dividend payable in cash to the holder of Shares may be paid in any manner determined by the Directors. If paid by cheque it will be sent by mail addressed to the holder at his address in the Register, or addressed to such person and at such addresses as the holder may direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such Shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company.

129.	The Directors may determine that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution. Without limiting the generality of the foregoing, the Directors may fix the value of such specific assets, may determine that cash payment shall be made to some Shareholders in lieu of specific assets and may vest any such specific assets in trustees on such terms as the Directors think fit.

130.	Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the Share.

131.	If several Persons are registered as joint holders of any Share, any of them may give effective receipts for any dividend or other moneys payable on or in respect of the Share.

132.	No dividend shall bear interest against the Company.

133.	Any dividend unclaimed after a period of six (6) calendar years from the date of declaration of such dividend may be forfeited by the Board of Directors and, if so forfeited, shall revert to the Company.

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION

134.	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

135.	The books of account shall be kept at the Registered Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

136.	The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right to inspect any account or book or document of the Company except as conferred by law or authorised by the Directors or by Ordinary Resolution.

137.	The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Directors or failing any determination as aforesaid shall not be audited.

138.	The Directors may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.

139.	Every auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

140.	The auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Members.

141.	The Directors in each calendar year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

CAPITALISATION OF RESERVES

142.	Subject to the Companies Act, the Directors may:

(a)	resolve to capitalise an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), which is available for distribution;

(b)	appropriate the sum resolved to be capitalised to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

(c)	make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)	authorise a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)	the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

(ii)	the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)	generally do all acts and things required to give effect to the resolution.

143.	Notwithstanding any provisions in these Articles, the Directors may resolve to capitalise an amount standing to the credit of reserves (including the share premium account, capital redemption reserve and profit and loss account) or otherwise available for distribution by applying such sum in paying up in full unissued Shares to be allotted and issued to:

(a)	employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members;

(b)	any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or Members; or

(c)	any depositary of the Company for the purposes of the issue, allotment and delivery by the depositary of shares to employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members.

SHARE PREMIUM ACCOUNT

144.	The Directors shall in accordance with the Companies Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

145.	There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital.

NOTICES

146.	Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it by airmail or a recognised courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile to any facsimile number such Shareholder may have specified in writing for the purpose of such service of notices, or by placing it on the Company’s Website should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

147.	Notices sent from one country to another shall be sent or forwarded by prepaid airmail or a recognized courier service.

148.	Any Shareholder present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

149.	Any notice or other document, if served by:

(a)	post, shall be deemed to have been served five (5) calendar days after the time when the letter containing the same is posted;

(b)	facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)	recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or

(d)	electronic mail, shall be deemed to have been served immediately (i) upon the time of the transmission to the electronic mail address supplied by the Shareholder to the Company or (ii) upon the time of its placement on the Company’s Website.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

150.	Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

151.	Notice of every general meeting of the Company shall be given to:

(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

INFORMATION

152.	No Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

153.	The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register and transfer books of the Company.

INDEMNITY

154.	Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other officer for the time being and from time to time of the Company (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, wilful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

155.	No Indemnified Person shall be liable:

(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company; or

(b)	for any loss on account of defect of title to any property of the Company; or

(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)	for any loss incurred through any bank, broker or other similar Person; or

(e)	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)	for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, willful default or fraud.

FINANCIAL YEAR

156.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on December 31 in each calendar year and shall begin on January 1 in each calendar year.

NON-RECOGNITION OF TRUSTS

157.	No Person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register.

WINDING UP

158.	If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Act, divide amongst the Members in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different Classes or series of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

159.	If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

AMENDMENT OF ARTICLES OF ASSOCIATION

160.	Subject to the Companies Act, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

CLOSING OF REGISTER OR FIXING RECORD DATE

161.	For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case thirty (30) calendar days in any calendar year.

162.	In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within ninety (90) calendar days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

163.	If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION

164.	The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

DISCLOSURE

165.	The Directors, or any service providers (including the officers, the Secretary and the registered office agent of the Company) specifically authorised by the Directors, shall be entitled to disclose to any regulatory or judicial authority or to any stock exchange on which securities of the Company may from time to time be listed any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.

EXCLUSIVE FORUM

166.	Unless the Company consents in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction to hear, settle and determine any dispute, controversy or claim (including any non-contractual dispute, controversy or claim) whether arising out of or in connection with these Articles or otherwise, including any questions regarding their existence, validity, formation or termination. Without limiting the jurisdiction of the Cayman Courts to hear, settle and determine disputes related to the Company, the courts of the Cayman Islands shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Director, officer, or other employee of the Company to the Company or the Shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or these Articles including but not limited to any purchase or acquisition of Shares, security, or guarantee provided in consideration thereof, or (iv) any action asserting a claim against the Company which if brought in the United States would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States from time to time).

167.	Unless the Company consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than the Company. Any person or entity purchasing or otherwise acquiring any Share or other securities in the Company, or purchasing or otherwise acquiring depositary shares representing the Company’s Shares issued pursuant to relevant deposit agreements, shall be deemed to have notice of and consented to the provisions of this Article and Article 166 above. Without prejudice to the foregoing, if any part of this Article and Article 166 is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of these Articles shall not be affected and this Article and Article 166 shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to the intention of the Company.

ANNEX B

FORM OF SHAREHOLDERS SUPPORT AND LOCK-UP AGREEMENT AND DEED

(attached)

B-1

ANNEX C

FORM OF SPONSOR SUPPORT AGREEMENT AND DEED

(attached)

C-1

ANNEX D

FORM OF REGISTRATION RIGHTS AGREEMENT

(attached)

D-1

ANNEX E

FORM OF ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT

(attached)

E-1

ANNEX F

FORM OF PLAN OF MERGER

(attached)

F-1

ANNEX H

SPONSOR WARRANT ELECTION LETTER

(attached)

[Date]

World Media and Entertainment Universal Inc.

[Address]1

Ladies and Gentlemen:

Reference is made to the Warrant Agreement, dated as of August 27, 2024, by and between Black Spade Acquisition II Co, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“BSII”), and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Warrant Agent”), as amended by that certain Assignment, Assumption and Amendment Agreement, dated [ ● ], 2025, by and between BSII, the Warrant Agent and World Media and Entertainment Universal Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”) (as may be further amended, restated or amended and rested, the “Warrant Agreement”). Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Warrant Agreement. As you are aware, the Sponsor (as defined below) has no intention of being an affiliate (as such term is defined in Rule 144 under the Securities Act) of the Company.

Pursuant to subsection 3.3.5 of the Warrant Agreement, any holder of a Warrant may notify the Company in writing in the event it elects to be subject to the provisions contained in subsection 3.3.5. By this letter (this “Letter Agreement”), Black Spade Sponsor LLC II, a Cayman Islands limited liability company (the “Sponsor”), as a holder of Warrants, hereby gives written notice to the Company of its election to become subject to the provisions of subsection 3.3.5 of the Warrant Agreement, and of its election to set the Maximum Percentage as it applies to the Sponsor (together with its affiliates) at 9.8% (the “Sponsor’s Maximum Percentage”). Such Sponsor’s Maximum Percentage shall become effective upon delivery of this Letter Agreement to the Company (such delivery being effected on the date of this Letter Agreement).

The provisions of this Letter Agreement shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Letter Agreement to the extent necessary to correct any portion of this Letter Agreement which may be defective or inconsistent with the intended beneficial ownership limitation contained herein or to make changes or supplements necessary or desirable to properly give effect to such limitation.

cc:	Continental Stock Transfer & Trust Company

One State Street, 30th Floor

New York, New York 10004

Attention: Compliance Department

[1]	Note to Draft: To match the Company notice address to be included in the Warrant Assumption and Amendment Agreement, and notice delivery method to follow the notice provision in the Warrant Assumption and Amendment Agreement as well.

Sincerely,

Black Spade Sponsor LLC II

By:
Name:
Title:

Acknowledged and agreed

World Media and Entertainment Universal Inc.

By:
Name:
Title:

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of U.S. federal securities laws with respect to the proposed transaction between Black Spade II and WME, including statements regarding the benefits of the transaction, the anticipated benefits of the transaction, Black Spade Acquisition II Co (“Black Spade II)’s or World Media and Entertainment Universal Inc. (“WME”)’s expectations concerning the outlook for WME’s business, productivity, plans and goals for product launches, deliveries and future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are their managements’ current predictions, projections and other statements about future events that are based on current expectations and assumptions available to Black Spade II and WME, and, as a result, are subject to risks and uncertainties. Any such expectations and assumptions, whether or not identified in this document, should be regarded as preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the proposed business combination (“Business Combination”); (2) the outcome of any legal proceedings that may be instituted against Black Spade II, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the amount of redemption requests made by Black Spade II public shareholders and the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of Black Spade II, to obtain financing to complete the Business Combination or to satisfy other conditions to closing and; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of WME as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination; (8) costs related to the Business Combination; (9) risks associated with changes in laws or regulations applicable to WME’s diverse business lines and WME’s international operations; (10) the possibility that WME or the combined company may be adversely affected by other economic, geopolitical, business, and/or competitive factors; (11) WME’s ability to anticipate trends and respond to changing customer preferences for fashion, arts and entertainment content and for lodging; and (12) negative perceptions or publicity of the brands of WME. The foregoing list of factors is not exhaustive. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of WME’s registration statement on Form F-4 to be filed by WME with the U.S. Securities and Exchange Commission (the “SEC”), and other documents filed by WME and/or Black Spade II from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this document are qualified by these cautionary statements. WME and Black Spade II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except to the extent required by applicable law. Neither WME nor Black Spade II gives any assurance that either WME or Black Spade II will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by WME or Black Spade II or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

This document relates to a proposed transaction between Black Spade II and WME. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. WME intends to file a registration statement on Form F-4 that will include a proxy statement of Black Spade II and a prospectus of WME with the SEC. After the registration statement is declared effective, the definitive proxy statement/prospectus will be sent to all Black Spade II shareholders as of a record date to be established for voting on the proposed transaction. Black Spade II also will file other documents regarding the proposed transaction with the SEC. This document does not contain all the information that should be considered concerning the proposed transactions and is not intended to form the basis of any investment decision or any other decision in respect of the transactions. Before making any voting or investment decision, investors and shareholders of Black Spade II are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Participants in the Solicitation

Black Spade II and WME and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Black Spade II’s shareholders in connection with the proposed transaction. Information about Black Spade II’s directors and executive officers and their ownership of Black Spade II’s securities is set forth in Black Spade II’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This Current Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act, or an exemption therefrom.